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02049893

September 5, 2002

File No. 82-34652

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

RECD S.E.C.
SEP 9 - 2002
1086

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen,

De' Longhi S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

1. Press Release dated July 15, 2002 relating to De' Longhi's 2002 second quarter net revenues (in English);

2. Press Release dated July 15, 2002 relating to De' Longhi's exemption from the requirement to publish its Second Quarterly Report for 2002 (in English);

3. Minutes of the shareholders meeting held on July 15, 2002 submitted to CONSOB on August 1, 2002 (in Italian; an English summary is provided); and

4. Merger Agreement between De' Longhi S.p.A. and Simac Vetrella S.p.A. dated August 1, 2002, and submitted to CONSOB on August 8, 2002 (in Italian; an English summary is provided. We also refer to the terms of the Plan of Merger already submitted with our letter dated July 1, 2002).

Please feel free to call me if you have any questions at +44 207 710 1000. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure
cc: Caterina Del Turco
Arianna Maronese
of De' Longhi S.p.A.

dlw 9/17

DēLonghi

(1)

PRESS RELEASE

DE' LONGHI GROUP: second quarter net revenues increase of more than 10% than the second quarter 2001.

The De' Longhi Group consolidated net revenues of the second quarter 2002 increase of more than 10% compared to consolidated figures for the second quarter 2001.

These are the management forecasts resulting after the Extraordinary Meeting of Shareholders held today at Treviso, which deliberated the merger through incorporation of Simac Vetrella S.p.A. in the controlling Company De'Longhi S.p.A.

The Group's consolidated net revenues increase as at June 30 2002 was around 8% compared to the same period 2001.

"The increasing trend of the second quarter has been in line with our expectations," – stated the Managing Director Stefano Beraldo – "and with what is required to achieve our annual targets".

"We expect some other important impulses from some highly innovating products which will be launched on the market in the second half year, mainly on the Italian market" – concluded the President Giuseppe De'Longhi.

Treviso, July 15 2002

DēLonghi

(2)

PRESS RELEASE

DE' LONGHI S.p.A.: exemption from the publication of Second Quarterly Report for 2002

De'Longhi S.p.A., listed on the Telematic Share Market of the Italian Stock Exchange, communicates its intention to be exonerated from publishing the Second Quarterly Report (April-June 2002), as permitted by art. 82.2 of the Consob Regulation n. 11971/1999.

Therefore, the First Half Year Report for the period January-June 2002, will be made public, according to the above Consob regulations, within 75 days from the end of the first half year 2002.

Treviso, July 15 2002

ENGLISH SUMMARY

(3)

MINUTES OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING OF DE LONGHI S.P.A. HELD ON JULY 15, 2002

Ordinary meeting:

1) appointment of a new director

Mr. Colin James Gordon, a member of the Board of Directors of De Longhi S.p.A., resigned in May 2002. On May 31, 2002, the board of directors appointed Mr. Silvio Sartori, as a new director subject to approval by the shareholders. The shareholders, by a majority of votes, resolved to confirm the appointment of Mr. Silvio Sartori as new director.

Extraordinary meeting:

1) merger by incorporation of Simac Vetrella S.p.A. into De'Longhi S.p.A.

The shareholders resolved to approve the merger by incorporation of Simac Vetrella S.p.A. into De'Longhi S.p.A., subject to the terms and conditions set forth in the plan of merger dated May 30, 2002. (Note that an English version of such plan has already been submitted with our letter dated July 1, 2002).

2) delegation of powers

The shareholders resolved to grant to each of Giuseppe De'Longhi, Chairman of the Board of Directors, and Mr. Stefano Beraldo, Chief Executive Officer, a separate power of attorney to do anything necessary for the execution of the merger, including the power to sign the merger agreement, waive legal mortgages and grant guarantees.

per INVIM Il Direttore
F.to ....
(L.S.)

REPERTORIO N. 75714

RACCOLTA N. 17053

REPUBBLICA ITALIANA

VERBALE DI ASSEMBLEA ORDINARIA E STRAORDINARIA

della società

"DE' LONGHI S.P.A."

L'anno duemiladue, il giorno quindici del mese di luglio alle ore quindici (15.07.2002 ore 15)

In Treviso Via Postumia n. 41/B presso l'unità locale di DE' LONGHI SPA.

Avanti a me dott. ADA STIZ Notaio in Treviso, ed iscritto nel Ruolo del Distretto Notarile di Treviso, è personalmente comparso il Signor:

- DE' LONGHI GIUSEPPE, nato a Treviso il 24 aprile 1939, residente a Treviso Vicolo Rovero n. 1, imprenditore, cod. fisc. DLN GPP 39D24 L407D,

il quale agendo nella qualità di Presidente del Consiglio di Amministrazione della società:

"DE' LONGHI S.P.A." con sede legale in Treviso Via L. Seitz N. 47, cap. soc. Euro 448.500.000,00 Cod. fisc. e numero di iscrizione al Registro Imprese di Treviso 11570840154, REA n. 224758;

Detto comparente cittadino italiano della cui identità personale sono personalmente certo, previa rinuncia col mio consen-

so all'assistenza di testimoni, mi dichiara che si trova qui riunita l'assemblea ordinaria e straordinaria degli azionisti della società predetta, e con il presente atto innanzitutto, rivolge a tutti gli intervenuti un cordiale benvenuto e dichiara aperta la presente seduta.

Assume la Presidenza dell'assemblea a' sensi dell'art. 8 dello statuto sociale il comparente dr. Giuseppe De' Longhi.

Il Presidente dell'assemblea da' atto:

- che sono presenti per il Consiglio di Amministrazione se' medesimo Presidente nonchè i signori:

Fabio De' Longhi, Stefano Beraldo, Giorgio Sandri, assenti giustificati i Consiglieri signori Giorgio Brunetti, Silvio Sartori e Carlo Garavaglia;

- che sono presenti per il Collegio Sindacale i signori:

Gianluca Ponzellini Presidente del Collegio Sindacale, Massimo Lanfranchi e Giancarlo Malerba entrambi Sindaci Effettivi.

Il Presidente dell'assemblea propone a questo punto di affidare, come previsto dall'art. 8 dello Statuto Sociale, la funzione di Segretario al Notaio dr.ssa ADA STIZ, la quale redigerà il verbale, anche per la parte ordinaria, essendo la sua assistenza comunque obbligatoria per la parte strordinaria.

Invita pertanto l'assemblea ad esprimere il proprio accordo.

Il Presidente prega i convenuti di procedere alla votazione per alzata di mano ed invita gli azionisti contrari o astenuti di comunicare il proprio nominativo perchè ne venga presa no-

ta.

L'assemblea all'unanimità approva la proposta del Presidente.

A questo punto il Presidente da' atto che il Notaio dr.ssa ADA STIZ è stato nominato Segretario dall'Assemblea.

Il Presidente propone all'assemblea ai sensi dell'art. 7 del regolamento assembleare di nominare due scrutatori nelle persone delle signore Maronese Arianna e Zanetti Valentina.

L'assemblea all'unanimità approva la proposta del Presidente.

Il Presidente dichiara quindi che le signore Maronese Arianna e Zanetti Valentina sono state nominate scrutatori.

Il Presidente dà atto:

- che l'assemblea dei soci in sede ordinaria e straordinaria è stata regolarmente convocata per oggi in prima convocazione alle ore 15 ed occorrendo per il giorno 16 luglio 2002 stesso luogo ed ora, in seconda convocazione, a norma di legge e di statuto come da avviso pubblicato nella Gazzetta Ufficiale della Repubblica Italiana in data 11 giugno 2002 - foglio inserzioni n. 135 avviso n. S-14862, nonchè sul quotidiano "IL GIORNALE" del 15 giugno 2002;

- che il capitale sociale è di Euro 448.500.000,00.= (quattrocentoquarantottomilionicinquecentomila virgola zerozero) interamente sottoscritto e versato suddiviso in numero 149.500.000.= (centoquarantanovemilionicinquecentomila) azioni ordinarie da nominali Euro 3,00.= (tre virgola zerozero) ciascuna;

- che ai sensi dell'art. 85 della deliberazione CONSOB n. 11971 del 14 maggio 1999 e dell'art. 120 del D.Lgs. n. 58/98, secondo le risultanze del Libro soci, e tenuto conto degli aggiornamenti relativi all' odierna assemblea, e delle comunicazioni ricevute a tutt'oggi, gli azionisti che risultano possedere azioni con diritto di voto in misura superiore al 2% del capitale sociale sottoscritto e versato sono i seguenti:

THE LONG E TRUST tramite DE' LONGHI SOPARFI S.A. possessore di n. 112.134.660.= (centododicimilionicentotrentaquattromilaseicentosessanta) azioni pari al 75,01%,

- di non essere a conoscenza dell'esistenza di patti parasociali ex art. 122 del D.Lgs. n. 58/1998.

- che essendo intervenuti n. 13 (tredici) azionisti rappresentanti in proprio o per delega n. 112.491.218.= (centododicimilioniquattrocentonovantunmiladuecentodiciotto) azioni ordinarie, regolarmente depositate ai sensi di legge ed aventi diritto ad altrettanti voti pari al 75,24% delle n. 149.500.000.= azioni ordinarie costituenti il capitale sociale, l'Assemblea in prima convocazione è validamente costituita e può deliberare sul seguente ordine del giorno:

ORDINE DEL GIORNO

PARTE ORDINARIA

1) - Nomina di un nuovo consigliere.

PARTE STRAORDINARIA

1) - Fusione per incorporazione della società Simac Vetrella S.p.a. codice fiscale n. 00857440267 in De' Longhi S.p.a.; delibere inerenti e conseguenti;

2) - Conferimento di poteri.

Il Presidente dell'assemblea comunica che riguardo agli argomenti all'ordine del giorno sono stati regolarmente espletati gli obblighi informativi previsti dalle vigenti norme di legge e precisa che è stata depositata, in merito agli argomenti posti all'ordine del giorno dell'assemblea odierna, sin dal 27/06/2002 presso la Borsa Italiana SPA e la sede sociale a' sensi dell'art. 3 D.M. 5/11/1998 n. 437, la Relazione degli Amministratori di De' Longhi SPA.

Il Presidente comunica che a cura del personale dallo stesso autorizzato è stata accertata la legittimazione degli azionisti presenti ad intervenire all'Assemblea ed in particolare è stata verificata la rispondenza alle vigenti norme di legge e di statuto delle deleghe portate dagli intervenuti.

Proseguendo, il Presidente informa che l'elenco nominativo degli azionisti che partecipano all'Assemblea in proprio o per delega, con l'indicazione delle rispettive azioni possedute bloccate ai fini assembleari e delle altre informazioni richieste dalla Consob, viene allegato al verbale sub "A" come parte integrante dello stesso, previa sua e mia sottoscrizione in calce nonchè a margine del primo foglio, restando io Notaio dispensato dal comparente dal darne lettura, dichiarandomi di

averne esatta conoscenza.

Il Presidente si riserva di comunicare nel corso dell'Assemblea, prima di ciascuna votazione, i dati aggiornati sulle presenze.

Il Presidente comunica agli intervenuti che, per far fronte alle esigenze tecniche ed organizzative dei lavori, assistono all'Assemblea alcuni dipendenti e collaboratori della Società.

A questo punto il Presidente richiede formalmente ai partecipanti all'odierna Assemblea di dichiarare l'eventuale sussistenza di cause di impedimento o sospensione del diritto di voto, ai sensi delle vigenti disposizioni di legge e dello Statuto Sociale, non conosciute dal Presidente e dal Collegio Sindacale.

Il Presidente, continuando, comunica ai presenti che il verbale della presente Assemblea conterrà la sintesi degli interventi con l'indicazione nominativa degli intervenuti, delle risposte fornite e delle eventuali dichiarazioni di commento, e pertanto prega gli azionisti che volessero prendere la parola di prenotarsi ogni qualvolta, alzando la mano e di pronunciare distintamente il loro nome. Alle domande sarà data risposta dal Presidente, dall'Amministratore Delegato o dai partecipanti al tavolo della Presidenza al termine di tutti gli interventi relativi a ciascun punto all'ordine del giorno.

Il Presidente informa i presenti che nella sala è funzionante un sistema di registrazione audio al solo fine di agevolare la

successiva stesura del verbale.

Prima di passare alla trattazione degli argomenti all'ordine del giorno il Presidente comunica le modalità tecniche di gestione dei lavori assembleari e di svolgimento delle votazioni ed informa i presenti che all'atto della registrazione per l'ingresso in assemblea, ogni azionista o delegato ha ricevuto una scheda di partecipazione e votazione, ovvero più schede se rappresenta per delega altri soci e ha manifestato per i deleganti l'intenzione di esprimere "voto divergente".

Il Presidente:

- invita gli intervenuti, in proprio o per delega, a non abbandonare la sala fino a quando le operazioni di scrutinio e la dichiarazione dell'esito della votazione non siano state comunicate e quindi terminate; coloro che comunque si dovessero assentare nel corso della riunione sono pregati di farlo constatare al personale addetto riconsegnando la scheda di partecipazione all'assemblea: la procedura rileverà l'ora di uscita;
- segnala che nel caso di rilascio di più schede ad unico delegato, la procedura considererà automaticamente uscito ed escluso dalla votazione il possessore di eventuali schede non consegnate al personale addetto ove il delegato si sia allontanato consegnando solo una o alcune schede; nel caso di rientro in sala gli azionisti dovranno ritirare dal personale addetto la scheda di partecipazione e votazione ai fini della

rilevazione dell'ora e quindi della presenza.

Il Presidente comunica ai presenti che le votazioni sugli argomenti all'ordine del giorno avverranno per alzata di mano e che gli azionisti contrari e/o astenuti dovranno comunicare il loro nominativo ai fini della verbalizzazione.

Il Presidente inizia la trattazione dell'unico punto all'ordine del giorno della parte ordinaria e comunica che il Consigliere Colin James Gordon ha rassegnato le proprie dimissioni con effetto immediato dal Consiglio di amministrazione. Gli Amministratori rimasti in carica hanno provveduto pertanto, a'sensi dell'art. 2386 C.C., alla sostituzione del consigliere dimissionario con deliberazione del Consiglio di Amministrazione in data 31 maggio 2002, approvata dal Collegio Sindacale.

Nella stessa data si è provveduto a dare comunicazione della variazione della composizione del Consiglio di Amministrazione alla Consob ai sensi dell'art. 100 del regolamento 11971/99 e successive modificazioni ed integrazioni.

Nella riunione del 31 maggio 2002 infatti, il Consigliere Colin James Gordon è stato sostituito con il dr. Silvio Sartori, dirigente di comprovate capacità, che, nel corso degli anni, ha provveduto a mettere a frutto la propria esperienza a favore del gruppo, in particolare nel settore della costruzione di unità per il condizionamento, la refrigerazione e la deumidificazione dell'aria ad uso industriale e per i grandi

complessi civili, che fa capo alla società "CLIMAVENETA S.P.A" di cui è il Presidente.

Viene consegnato ai presenti un breve curriculum vitae del dr. Sartori.

Il Presidente precisa che, come previsto dall'art. 2386 C.C., l'amministratore così cooptato rimane in carica sino ad oggi, data della prima assemblea successiva alla sua nomina ed avente all'ordine del giorno la nomina di un nuovo amministratore. Nel caso l'assemblea ordinaria nomini un nuovo consigliere questo scadrà con quelli rimasti in carica sinora.

A questo punto il Presidente apre la discussione, pregando coloro che intendono prendere la parola di prenotarsi dando il loro nominativo.

Interviene l'avv. Bassilana Paolo per delega del socio "DE' LONGHI SOPARFI S.A." il quale propone di confermare il dr. Silvio Sartori data la sua capacità professionale e l'esperienza che ha dimostrato all'interno del Gruppo.

Prende la parola l'azionista Carlo Fabris il quale prende atto della dichiarazione del Presidente che il signor Sartori Silvio è suo cognato, così anticipando una delle domande che intendeva fare, chiede inoltre se lo stesso sia dipendente di qualche società del Gruppo De'Longhi.

Il Presidente risponde che il signor Silvio Sartori non è dipendente di alcuna società del Gruppo.

Riprende la parola l'azionista Fabris Carlo il quale chiede

chiarimenti in ordine all'esatta percentuale di partecipazione al capitale sociale della "DE' LONGHI SOPARFI S.A." in quanto, da verifiche effettuate in data 11 luglio 2002 presso la Consob, la predetta partecipazione risultava pari al 75,006% e non al 75,01%; suggerisce pertanto di verificare questo dato.

Il Presidente, ringraziando l'azionista per le osservazioni, conferma che, per quanto riguarda la percentuale di partecipazione al capitale sociale di "DE' LONGHI SOPARFI S.A.", si tratta di un evidente arrotondamento matematico.

Nessuno altro chiedendo la parola, il Presidente dichiara chiusa la discussione e pone in votazione quanto proposto.

Dichiara quindi presenti in Assemblea n. 13 (tredici) azionisti in proprio e per delega, rappresentanti n. 551.= (cinquecentocinquantuno) azioni in proprio e n. 112.490.667.= (centododicimilioniquattrocentonovantamilaseicentosessantasette) azioni per delega, e così in totale n. 112.491.218.= (centododicimilioniquattrocentonovantunmiladuecentodiciotto) azioni pari al 75,24% delle numero 149.500.000.= azioni ordinarie costituenti il capitale sociale.

Il Presidente rinnova la richiesta agli azionisti di dichiarare l'eventuale sussistenza di cause che comportino la sospensione del diritto di voto.

Il Presidente quindi invita gli azionisti a procedere alla votazione per alzata di mano essendo le ore quindici e minuti diciassette (15,17)

L'assemblea, con l'astensione dell'azionista "MTDL RE - M&G INVESTMENT FUNDS I - M&G EUROPEAN SMALLER COMPANIES" gestore JP MORGAN a mezzo della delegata dr.ssa Loverre Silvia, portatore di N. 1.050 azioni,

a maggioranza

DELIBERA

1) - Di nominare Consigliere a' sensi dell'art. 2386 C.C. in sostituzione del Consigliere Colin James Gordon dimessosi, il dr. SARTORI SILVIO nato a Belluno (TV) il dì 11 settembre 1941 e residente in Treviso Via Vittorio Veneto n. 22, dirigente; cod. fisc. SRT SLV 41P11 A757J, il quale scadrà insieme agli attuali amministratori.

Esaurita la trattazione dell'argomento all'ordine del giorno della parte ordinaria dell'assemblea, il Presidente dichiara chiusa l'assemblea ad ore quindici e minuti ventidue (15,22).

***

Il Presidente passa alla trattazione del primo punto all'ordine del giorno della parte straordinaria:

fusione per incorporazione della società "SIMAC VETRELLA S.P.A." Cod. Fisc. 00857440267, in "DE' LONGHI S.P.A."; delibere inerenti e conseguenti.

Il Presidente comunica che riguardo agli argomenti all'ordine del giorno sono stati regolarmente espletati gli obblighi informativi previsti dalle vigenti norme di legge e regolamentari.

Il Presidente in particolare comunica:

- che, in data 13 giugno 2002, presso la Borsa Italiana S.P.A., e in data 4 giugno 2002 presso la sede sociale, come previsto dall'articolo 70 primo comma della delibera Consob N. 11971 del 14 maggio 1999 e successive modifiche e dall'articolo 2501 sexies C.C., sono stati depositati il progetto comune di fusione (redatto ai sensi dell'art. 2501-bis C.C.) per incorporazione della società "SIMAC VETRELLA S.P.A." nella società "DE' LONGHI S.P.A.", la relazione degli amministratori di DE' LONGHI S.P.A. e di SIMAC VETRELLA S.P.A., redatte ai sensi dell'articolo 2501 quater C.C., ed il bilancio d'esercizio chiuso al 31 dicembre 2001 di entrambe le società, che sostituisce la situazione patrimoniale ai sensi dell'art. 2501-ter, co. 3 C.C.; detta documentazione, fa' notare il Presidente, è stata oggi consegnata agli intervenuti;

- che in data 4 giugno 2002 presso la sede sociale di entrambe le società, sono stati depositati, inoltre, a norma dell'articolo 2501 sexies n. 2 C.C., i bilanci degli ultimi tre esercizi di DE' LONGHI S.P.A. e "SIMAC VETRELLA S.P.A." con le relazioni degli amministratori e del Collegio Sindacale e le relazioni di certificazione;

- che il Progetto Comune di Fusione, così come disposto dall'art. 2501 bis C.C., è stato depositato presso il Registro delle Imprese di Treviso in data 4 giugno 2002 al n. 26304/2002 di Prot., ed iscritto in data 12 giugno 2002.

Il Presidente dà atto che:

- i Bilanci degli esercizi 1999-2000-2001 della società "DE' LONGHI S.P.A." con i relativi allegati, sono stati depositati presso il Registro Imprese di Treviso rispettivamente in data 28 luglio 2000 al n. 33066/1 di prot., in data 18 maggio 2001 al n. 19742/1 di prot., e in data 22 maggio 2002 al n. 22164/2002 di prot.,

- i Bilanci degli esercizi 1999-2000-2001 della società "SIMAC VETRELLA S.P.A." con i relativi allegati, sono stati depositati presso il Registro Imprese di Treviso rispettivamente in data 19 maggio 2000 al n. 18370/0 di prot. (a Venezia in data 17 maggio 2000 al n. 16438/0), in data 11 maggio 2001 al n. 18593/1 di prot., e in data 3 maggio 2002 al n. 19344/2002 di prot.,

Il Presidente dà atto che, ai sensi dell'art. 2504-quinquies C.C., non si rende necessario redigere la Relazione degli Esperti per la congruità del rapporto di cambio in quanto la società incorporanda "SIMAC VETRELLA S.P.A." è interamente posseduta dalla società "DE' LONGHI S.P.A.".

Il Presidente precisa inoltre che, essendo la società incorporanda "SIMAC VETRELLA S.P.A." interamente posseduta dalla società " DE' LONGHI S.P.A.", non si procederà ad alcun rapporto di concambio e quindi ad alcun aumento di capitale sociale da parte dell'incorporante "DE' LONGHI S.P.A.", nè vi saranno conguagli di alcun genere, come disposto dall'art.

2504- quinquies C.C.

A questo punto il Presidente si accinge a dare lettura della relazione del consiglio di amministrazione e del progetto di fusione per incorporazione della società "SIMAC VETRELLA S.P.A." nella società "DE' LONGHI S.P.A."; interviene l'avvocato Bassilana Paolo delegato dell'azionista "DE' LONGHI SOPARFI S.A." il quale propone di dare lettura del progetto di fusione e del solo punto "a" della relazione del Consiglio di amministrazione.

Il Presidente con il consenso unanime dell'assemblea aderisce alla proposta ed inizia la lettura.

Il Progetto di fusione e la relazione del Consiglio di amministrazione vengono allegati rispettivamente sub. "B" e sub. "C" al presente verbale, previa sottoscrizione del comparente e di me Notaio in calce ai quattro fogli di cui si compone l'allegato "B"; ed in calce ai quattro fogli cui si compone l'allegato "C", dispendandomi il comparente dal darne lettura in assemblea.

A questo punto il Presidente passa la parola all'Amministratore delegato dr. Stefano Beraldo per alcune note di aggiornamento.

A tal riguardo l'Amministratore Delegato ritiene opportuno offrire agli azionisti intervenuti alcune informazioni in merito ai fatti rilevanti che hanno caratterizzato la gestione della società incorporanda "SIMAC VETRELLA S.P.A." dopo la

chiusura del bilancio al 31/12/2001, di cui gli azionisti hanno avuto visione, ed illustrare il contesto in cui si inserisce l'operazione all'ordine del giorno dell'odierna assemblea straordinaria.

Ricorda inoltre che la presente operazione di fusione si integra con quella deliberata in data odierna dalle assemblee degli azionisti delle società "SIMAC VETRELLA S.P.A." e "ARIAGEL S.P.A." nelle quali si è deliberato di approvare il progetto comune di fusione per incorporazione di "ARIAGEL S.P.A." in "SIMAC VETRELLA S.P.A."; rilevando che la società "ARIAGEL S.P.A." è anch'essa interamente controllata dalla società "DE' LONGHI S.P.A.".

Continuando il dr. Stefano Beraldo fa presente agli azionisti che le società "ARIAGEL S.P.A." e "SIMAC VETRELLA S.P.A.", già alla fine dello scorso esercizio, hanno iniziato il processo organizzativo di ristrutturazione ed integrazione; in particolare è stata cessata l'attività produttiva dello stabilimento di Cazzago di Pianiga (VE) di "SIMAC VETRELLA S.P.A.", avviando una procedura di mobilita' per alcuni dipendenti, mentre altri sono stati trasferiti presso altri stabilimenti del Gruppo. Per quanto riguarda "ARIAGEL S.P.A." è stato chiuso lo stabilimento di Candiolo, avviando la procedura di mobilità per alcuni dipendenti; il processo di ristrutturazione di entrambe le società ha consentito di razionalizzare le attività produttive mediante la concentrazione delle stesse in altri

stabilimenti del Gruppo. Pertanto l'operazione di fusione rappresenta una naturale conseguenza di questo processo che consentirà di realizzare ulteriori risparmi e sinergie di natura organizzativa da parte della società incorporante. Dalla presente fusione, precisa, è previsto possano conseguire ulteriori benefici, stimabili in circa Euro 1,5 milioni per anno, mentre i costi complessivi una tantum delle due operazioni di ristrutturazione, sono previsti in circa Euro 2 milioni, di cui Euro 1,5 milioni già accantonati nei bilanci al 31/12/2001 delle due società. Per quanto attiene alla strategia commerciale di Gruppo, a seguito della fusione è prevista la concentrazione dell'uso dei marchi Ariagel e Simac in capo alla rete commerciale Simac, allo scopo di meglio gestire le vendite Ariagel effettuate nel canale elettrodomestico. Per quanto riguarda le vendite Ariagel effettuate ad installatori, queste continueranno ad essere svolte dall'attuale rete, opportunamente supervisionata e coordinata dalle strutture centrali del Gruppo..

Con riferimento agli aggiornamenti rispetto ai dati di bilancio al 31/12/2001, l'Amministratore Delegato segnala che, con riguardo a "SIMAC VETRELLA S.P.A.", si è registrato, sino a maggio 2002, un incremento di fatturato nell'ordine del 4-5%, sulla base di dati registrati dal controllo di gestione interno non auditati, nonchè un leggero miglioramento del capitale circolante e, di conseguenza, della posizione finanziaria net-

ta. Non sono inoltre sopraggiunti, rispetto alla situazione riflessa nel suddetto bilancio, fatti o passività potenziali degne di rilievo. Anche con riferimento ad "ARIAGEL S.P.A.", rispetto alla situazione al 31/12/2001 si è verificato un incremento del fatturato dell'ordine del 6-7%, nonchè una riduzione del capitale circolante ed una riduzione dell'indebitamento. In conclusione della propria esposizione l'Amministratore Delegato evidenzia che il totale dei ricavi, al 31.12.2001, delle due società sopramenzionate incide per circa il 5% sui ricavi totali del Gruppo De' Longhi, con ciò rendendo la dimensione delle due società marginale rispetto all'insieme del Gruppo De' Longhi.

A questo punto, su richiesta dell'azionista Carlo Fabris, il dr. Stefano Beraldo precisa con maggior dettaglio le modalità della fusione per incorporazione di "ARIAGEL S.P.A." in "SIMAC VETRELLA S.P.A.", ricordando che il relativo progetto di fusione è stato approvato dai rispettivi Consigli di amministrazione delle due società in data appena antecedente all'approvazione, da parte del Consiglio di amministrazione di "DE' LONGHI S.P.A.", del progetto di fusione di cui al punto 1 all'ordine del giorno della presente assemblea in sede straordinaria. In questo modo le due operazioni potranno essere portate a termine contestualmente, in modo da assicurare le necessarie efficienze, con particolare riferimento alle implicazioni per le reti commerciali.

Riprende la parola l'azionista Carlo Fabris e rivolge al Presidente alcune domande, richiedendo altresì di far verbalizzare il proprio intervento e le risposte che verranno date e richiedendo di ricevere copia del verbale della presente assemblea sia ordinaria che straordinaria nonchè copia dell'atto di fusione una volta perfezionato.

Innanzitutto, l'azionista Fabris rileva che il 43% degli amministratori sono assenti (se rapportati al numero totale degli amministratori) ovvero il 30% dei membri del consiglio di amministrazione, rapportato al totale dei membri del consiglio sommato a quelli del collegio sindacale, mentre il codice di autodisciplina prevede che gli amministratori debbano presenziare alle assemblee. Poichè questa regola non è provvista di sanzione, di fatto viene raramente rispettata; sarebbe opportuno comminare una multa agli amministratori che non presenziano alle assemblee. L'azionista chiede dunque al Presidente se sia d'accordo. Il Presidente risponde di sì.

L'azionista Carlo Fabris chiede spiegazioni sul fatto che si progetti di incorporare "ARIAGEL S.P.A." in "SIMAC VETRELLA S.P.A." mentre "ARIAGEL S.P.A." è controllata al 100% direttamente da "DE' LONGHI S.P.A.", ma non indirettamente tramite "SIMAC VETRELLA S.P.A.".

Il signor Carlo Fabris lamenta di aver ricevuto copia del bilancio di esercizio di "DE' LONGHI S.P.A." e di "SIMAC VETRELLA S.P.A." sprovviste delle relazioni dei rispettivi Collegi

Sindacali. A riguardo precisa di aver ricevuto indicazioni sul fatto che la relazione del Collegio sindacale di "DE' LONGHI S.P.A." è allegata al fascicolo del bilancio consolidato. L'Azionista Carlo Fabris richiede poi chiarimenti riguardo all'esistenza di eventuali cause legali riguardanti la società Simac Vetrella SPA, non essendo stato chiaro, nell'esposizione dell'Amministratore Delegato, se non vi siano cause legali o se non ve ne siano di significative.

Il signor Fabris chiede inoltre se siano stati erogati contributi a fondo perduto o finanziamenti a tasso agevolato, a favore della società Simac Vetrella SPA. Sempre con riferimento al bilancio "SIMAC VETRELLA S.P.A." chiede inoltre a cosa si riferiscono gli accrediti di Euro 2,5 milioni da emettere a fine anno. Richiede di precisare chi siano gli Amministratori ed i sindaci della SIMAC VETRELLA SPA, per valutare, nel caso di coincidenza con quelli della DE' LONGHI SPA, l'eventuale conflitto di interesse nelle deliberazioni di approvazione dei Progetti di fusione.

Il signor Carlo Fabris chiede inoltre perchè a pagina 16 del Bilancio SIMAC VETRELLA SPA del 2001 si dichiara che non sussistono debiti assistiti da garanzie reali sui beni sociali, mentre a pagina 10 dello stesso bilancio si scrive che il mutuo erogato dalla BANCA CARIVE è assistito da ipoteca immobiliare.

L'Azionista Carlo Fabris pone poi al Presidente una domanda

relativa al Bilancio De' Longhi ed in particolare chiede giustificazioni in merito alla spesa di Euro 500.000,00.= (cinquecentomila virgola zerozero) per il noleggio di un aereo.

Chiede ancora al Presidente che rapporti intercorrono tra la DE LONGHI SPA e la Liguria ASSICURAZIONI SPA, in quanto pur essendo questa di proprietà del signor Giuseppe De' Longhi, non è elencata tra le società collegate a DE' LONGHI SPA.

Infine, al termine del proprio intervento, il signor Carlo Fabris richiede quando è stato incassato il corrispettivo della cessione della partecipazione di De' Longhi SPA in Liguria Vita SPA, poichè in base alla dichiarazione contenuta a pagina otto del bilancio d'esercizio di DE' LONGHI SPA risulta che sia stato interamente incassato ma non è chiaro se prima o dopo il 31 dicembre 2001, mentre a pagina 25 dello stesso documento il compenso viene indicato tra i crediti da riscuotere.

Prende la parola il Presidente dr. Giuseppe De' Longhi il quale fa presente che la domanda relativa alla Liguria Assicurazioni Spa non è pertinente con gli argomenti all'ordine del giorno della presente Assemblea, ma che comunque la Liguria Assicurazioni non ha rapporti significativi con la De' Longhi S.P.A..

Passa dunque la parola all'amministratore Delegato dr. Stefano Beraldo il quale, in merito alla richiesta di precisazioni in

ordine alla incorporazione della società ARIAGEL SPA nella SIMAC VETRELLA SPA, e non della ARIAGEL SPA direttamente nella DE LONGHI SPA, conferma che sia l'ARIAGEL SPA che la SIMAC VETRELLA SPA sono interamente possedute dalla DE LONGHI SPA e che le modalità adottate per la presente fusione rientrano tra quelle ammesse dalla legge, essendosi preferita la consequenzialità della fusione di Ariagel S.p.A. in Simac Vetrella S.p.A. e poi della stessa in De'Longhi S.p.A., soprattutto per esigenze di carattere gestionale e commerciale, in quanto tale procedura rafforza l'idea della concentrazione dell'uso dei marchi Ariagel e Simac in capo alla struttura di vendita di Simac.

L'Amministratore Delegato dr. STEFANO BERALDO, per quanto concerne la domanda relativa alla allegazione della relazione dei sindaci al bilancio consolidato nel fascicolo consegnato all'azionista Carlo Fabris, precisa che la relazione dei sindaci si riferisce al bilancio d'esercizio, e così è stata allegata al bilancio depositato, mentre l'ordine di esposizione della documentazione nell'annual report è libero; per quanto concerne la domanda relativa all'esistenza di contenziosi coinvolgenti la società SIMAC VETRELLA SPA l'Amministratore Delegato precisa che, anche nell'interesse degli azionisti di De'Longhi S.p.A., benché non previsto dal Codice Civile, ha inteso fornire agli stessi elementi ulteriori in ordine all'eventuale deterioramento della situazione patrimoniale della società

incorporanda e, a tal fine, indicava che, rispetto alla situazione al 31.12.2001, regolarmente depositata, non erano emersi fatti di rilievo, di natura contabile o extra contabile, tali da incidere in modo significativo sulle passività della società stessa; quanto ai finanziamenti a fondo perduto precisa che si tratta di finanziamenti relativi al fondo innovazione tecnologica, sia a titolo di finanziamenti a fondo perduto, sia di finanziamenti con interessi agevolati, che si inseriscono in una politica di investimenti in ricerca tecnologica adottata da tutte le società del Gruppo e quindi anche dalla SIMAC VETRELLA SPA.

Per quanto concerne la domanda relativa agli accrediti, previsti nel bilancio SIMAC VETRELLA S.P.A., il dr. Beraldo fa presente che si tratta di note di accredito da emettere relative prevalentemente a premi di fine anno da erogare a clienti. Infatti, per prassi, i contratti con la grande distribuzione prevedono che, al raggiungimento di determinati volumi di acquisto, la società fornitrice riconosca dei contributi o dei premi di fine anno al cliente, che vengono conteggiati nei primi mesi dell'anno successivo e per gli stessi vengono emesse delle note di accredito; in relazione al quesito circa l'eventuale possibilità di un conflitto di interessi nell'ipotesi in cui gli amministratori ed i sindaci della "SIMAC VETRELLA S.P.A." fossero gli stessi della società "DE' LONGHI S.P.A.", il dr. Stefano Beraldo comunica che gli amministrato-

ri di "SIMAC VETRELLA S.P.A." sono i signori Giuseppe De' Longhi, Fabio De' Longhi, Stefano Beraldo, Eliseo Marcolin e Dario Melo', mentre i Sindaci sono i signori Giovanni Manzon, Antonella Zamperetti, Vittorio Faldini. Infatti, il Dr. Beraldo fa' presente che, in base ai principi della Corporate Governance, ed in applicazione di quanto richiesto dagli organismi di vigilanza, si è preferito adottare uno schema di gestione dei rapporti di Governance nelle società partecipate più significative, come è la "SIMAC VETRELLA S.P.A.", tale per cui gli organismi consigliari replichino la composizione del Consiglio di amministrazione della controllante, al fine di consentire ai Consiglieri della Controllante di vigilare e monitorare l'andamento dei fatti che possano determinare variazioni importanti nella struttura patrimoniale e finanziaria della controllante, o importanti variazioni rispetto al budget. Comunica, inoltre, di non ricordare con quali maggioranze o astensioni si siano adottate le delibere di adozione del progetto comune di fusione da parte dei Consigli di amministrazione di "DE' LONGHI S.P.A." e di "SIMAC VETRELLA S.P.A.", ma che nel caso in cui vi fosse stato effettivamente un conflitto di interessi, gli amministratori si sarebbero comportati di conseguenza.

Per quanto riguarda le contraddizioni contenute nella relazione al bilancio "SIMAC VETRELLA S.P.A." 2001, per cui il mutuo CA.RI.VE è assistito da ipoteca immobiliare, mentre a pagina

16 si dichiara che non sussistono debiti assistiti da garanzie reali, il dr. Stefano Beraldo risponde che con tutta probabilità vi è un errore di stampa a pagina 16.

In relazione alla richiesta di chiarimenti sulla spesa relativa al noleggio di un aereo, l'Amministratore Delegato in primo luogo fa presente che la stessa non è una domanda pertinente con gli argomenti all'ordine del giorno; comunque precisa che l'uso di un aereo privato è stato effettuato con grande oculatezza e prevalentemente nell'ambito del gravoso lavoro di integrazione nel Gruppo della società inglese Kenwood, la cui sede è ubicata a due ore circa di auto dall'unico aeroporto raggiungibile con voli di linea e che, peraltro, ha comportato sino ad ora rilevanti vantaggi per il Gruppo. .

Con riferimento alla richiesta dell'azionista Carlo Fabris se sia stato incassato il corrispettivo della cessione della partecipazione in "LIGURIA VITA", l'Amministratore Delegato dr. Stefano Beraldo, pur facendo presente che la domanda non è pertinente con gli argomenti all'ordine del giorno, risponde che lo stesso è stato interamente incassato prima dell'approvazione del bilancio, ma dopo il 31 dicembre 2001.

Terminato l'intervento del dr. Stefano Beraldo il Presidente, sottopone all'assemblea la seguente proposta di delibera:

" Visti il progetto di fusione, le situazioni patrimoniali nonchè la documentazione soprarichiamata, addivenire alla fusione della società "SIMAC VETRELLA S.P.A." con sede in Gorgo

al Monticano Via Serenissima N. 32, per incorporazione di quest'ultima nella "DE' LONGHI S.P.A." con sede in Treviso Via Lodovico Seitz n. 47, nei termini ed alle condizioni previsti dal progetto comune di fusione."

Nessun altro chiedendo la parola, il Presidente dichiara chiusa la discussione e pone in votazione la proposta del Consiglio di Amministrazione;

chiede al personale addetto di fornire i dati aggiornati sulle presenze.

Il Presidente dichiara quindi presenti in assemblea n. 13 (tredici) azionisti portatori, in proprio e per delega, di N. 112.491.218 azioni pari al 75,24% del capitale sociale.

Il Presidente rinnova la richiesta agli azionisti di dichiarare l'eventuale sussistenza di cause che comportino la sospensione del diritto di voto.

Il Presidente apre la votazione essendo le ore sedici (16,00).

L'assemblea, con l'astensione di N. 3 (tre soci) e precisamente "MTDL RE - M&G INVESTMENT FUNDS I - M&G EUROPEAN SMALLER COMPANIES" gestore JP MORGAN a mezzo della delegata dr.ssa Loverre Silvia, portatore di N. 1.050 azioni, Fabris Daniela a mezzo del delegato Fabris Carlo portatrice di n. 2 azioni, e Fabris Carlo portatore di N. 50 azioni, e così per totali n. 1.102.= (millecentodue) azioni, a maggioranza

DELIBERA

1°) - Di approvare la proposta di fusione per incorporazione

della società "SIMAC VETRELLA S.P.A." con sede in Gorgo al Monticano (TV) Via Serenissima n. 32, codice fiscale e n. di Iscrizione al Reg. imp. di Treviso 00857440267, nella società "DE' LONGHI S.P.A. " con sede in Treviso Via L. Seitz n. 47, codice fiscale e numero di iscrizione presso il Reg. Imp. di Treviso 11570840154 come da Progetto Comune di fusione allegato al presente verbale, depositato e iscritto ai sensi di legge.

Il Presidente passa alla trattazione del secondo punto all'ordine del giorno della parte straordinaria:

Conferimenti di poteri.

Il Presidente fa' notare l'opportunità di delegare sè medesimo ed il dr. Stefano Beraldo, con firma libera e disgiunta con facoltà di delegare i relativi poteri a terzi, all'esecuzione della presente deliberazione conferendo agli stessi ampio mandato a compiere tutte le pratiche e gli atti all'uopo occorrenti, intervenire all'atto di fusione fissandone la decorrenza degli effetti di cui all'art. 2504-bis, comma 2 C.C. nei confronti di terzi, che potrà anche essere successiva alla data dell'ultima delle iscrizioni previste dall'art. 2504 C.C., accettarne tutti i patti e condizioni, sottoscriverlo, richiedere volture catastali e trascrizioni relative a beni in qualsiasi natura intestati alla società incorporanda a favore della società incorporante, esonerando gli uffici competenti da eventuali responsabilità al riguardo, rinunziare a ipoteche

legali, ottenere e presentare eventuali idonee garanzie che dovessero essere richieste per l'eventuale abbreviazione dei termini di legge previste dall'art. 2503 C.C. ed in genere compiere tutto quanto possa risultare necessario o utile per dare esecuzione alla presente operazione, ivi compreso quanto eventualmente richiesto in sede di iscrizione presso il Registro delle Imprese competente.

Il Presidente apre quindi la discussione pregando coloro che intendono prendere la parola di prenotarsi dando il loro nominativo.

Nessuno chiede la parola.

Dichiara quindi presenti in assemblea n. 13 (tredici) azionisti portatori, in proprio e per delega, di n. 112.491.218 azioni pari al 75,24% del capitale sociale.

Il Presidente rinnova la richiesta agli azionisti di dichiarare l'eventuale sussistenza di cause che comportino la sospensione del diritto di voto.

Il Presidente invita gli azionisti a procedere alla votazione per alzata di mano essendo le ore sedici e minuti dodici (16,12)

L'assemblea, con l'astensione di N. 3 (tre soci) e precisamente "MTDL RE - M&G INVESTMENT FUNDS I - M&G EUROPEAN SMALLER COMPANIES" gestore JP MORGAN a mezzo della delegata dr.ssa Loverre Silvia, portatore di N. 1.050 azioni, Fabris Daniela a mezzo del delegato Fabris Carlo portatrice di n. 2 azioni, e

Fabris Carlo portatore di N. 50 azioni, e così per totali n. 1.102.= (millecentodue) azioni, a maggioranza

DELIBERA

2°) - Di approvare la proposta del Presidente.

Null'altro essendovi da deliberare e nessuno chiedendo la parola il Presidente dichiara sciolta l'assemblea essendo le ore sedici e minuti quindici (16,15).

Richiesto io Notaio ho ricevuto il presente verbale che ho letto ——— al comparente il quale approvandolo e confermandolo lo sottoscrive con me Notaio qui di seguito nonchè a margine dei primi sei fogli.

Consta di sette fogli dattiloscritti a' sensi di legge da persona di mia fiducia e completato di mio pugno per ventisette intere facciate e quanto fin della ventottesima.

Assemblea ordinaria e straordinaria
del 15.07.2002 - prima convocazione

A 1547G 1X1053

ELENCO PARTECIPANTI alle ore 15:00

Azionista	Tipo	Delegato/Votante	titolo	in Proprio	per Delega
FABRIS CARLO			ORD.	50	
FABRIS DANIELA	Del.	FABRIS CARLO	ORD.		2
MTDL RE - M&G INVESTMENT FUNDS I - M&G EUROPEAN SMALLER COMPANIES gestore JP MORGAN	Del.	LOVERRE SILVIA	ORD.		1.050
FOUNDERS PASSPORT FUND gestore STATE STREET BANK AND TRUST AND TRUST CO	Del.	LOVERRE SILVIA	ORD.		90.125
MANUFACTURES INVESTMENTTRUST INTERNATIONAL gestore STATE STREET BANK AND TRUST AND TRUST CO	Del.	LOVERRE SILVIA	ORD.		109.250
FRANKLIN TEMPLETON INVESTMENT MGMT gestore JP MORGAN	Del.	LOVERRE SILVIA	ORD.		6.080
SSB & TRUST FUNDS FOR EMPLOYEE TRUST gestore STATE STREET BANK AND TRUST AND TRUST CO	Del.	LOVERRE SILVIA	ORD.		10.300
FIFTH THIRD GARTMORE INTL SM.CAP GR.FUND	Del.	LOVERRE SILVIA	ORD.		10.172
NATIONWIDE SMALL CO.FUND	Del.	LOVERRE SILVIA	ORD.		250.703
DREYFUS CORP.	Del.	LOVERRE SILVIA	ORD.		13.325
DE'LONGHI SOPARFI S.A.	Del.	BASSILANA PAOLO	ORD.		111.999.660
FIDANZIA LEONARDO			ORD.	500	
STUDIO BORELLI ALBERTO	Vot.	BORELLI ALBERTO	ORD.	1	

ELENCO PARTECIPANTI alle ore 15:00

Azionisti	n.	13
rappresentanti		
ORD. in proprio	n.	551
ORD. per delega	n.	112.490.667
Totale azioni	n.	112.491.218

pari al 75,24 % delle n. 149.500.000 azioni costituenti il capitale sociale

ALLEGATO	N° REPERTORIO	N° FASCICOLO
B	175716	17053

DE' LONGHI Spa

SIMAC VETRELLA Spa

* * *

PROGETTO COMUNE DI FUSIONE

(ai sensi dell'art.2501-bis C.C.)

I Consigli di Amministrazione delle società:

- **DE' LONGHI S.p.A.**
- **SIMAC VETRELLA S.p.A.**

hanno predisposto e redatto il seguente Progetto Comune di Fusione avente come obiettivo quello di assicurare una maggiore razionalità della struttura societaria, nonché una maggiore funzionalità sia sotto il profilo dell'organizzazione aziendale, sia sotto il profilo produttivo, sia sotto il profilo economico e finanziario.

L'operazione si innesta nel programma di ristrutturazione e razionalizzazione del Gruppo DE' LONGHI avviato a seguito della quotazione (presso il mercato telematico azionario organizzato e gestito da Borsa Italiana Spa) della capogruppo DE' LONGHI Spa (luglio 2001) e mira al conseguimento dei vantaggi di struttura che deriveranno dall'unificazione di attività complementari, consentirà inoltre di sviluppare sinergie che potranno sorgere grazie anche all'unione degli specifici know how posseduti.

La fusione proposta verrà attuata mediante incorporazione della società **SIMAC VETRELLA S.p.A.** nella società **DE' LONGHI S.p.A.** la quale possiede l'intero capitale sociale della prima.

La fusione sarà attuata sulla base delle situazioni patrimoniali risultanti dal bilancio chiuso al 31 dicembre 2001, per entrambe le società, ai sensi dell'art.2501-ter, comma 3 C.C..

* * *

1) SOCIETÀ PARTECIPANTI ALLA FUSIONE

1.a.) La società incorporante:

- **DE' LONGHI S.p.A.,**
  - sede in Treviso, via Lodovico Seitz, 47,
  - capitale sociale Euro 448.500.000= interamente versato,
  - codice fiscale / Registro Imprese di Treviso: n.11570840154;

1.b.) la società incorporanda:

- **SIMAC VETRELLA S.p.A.,**
  - sede in Gorgo al Monticano (TV), Via Serenissima n. 32,
  - capitale sociale Euro 365.000= interamente versato,
  - codice fiscale / Registro Imprese di Treviso: n.00857440267;

2) ATTO COSTITUTIVO

Nessuna modificazione sarà introdotta nello Statuto della società incorporante per effetto della fusione.

3) RAPPORTO DI CAMBIO

Poiché la società incorporanda è interamente posseduta dalla società incorporante DE' LONGHI Spa, non si applicano alla fattispecie, ai sensi dell'art.2504-quinquies C.C., le disposizioni di cui all'art.2501-bis, primo comma, nn.3), 4) e 5) C.C..

Con la fusione non si procederà ad alcun aumento del capitale sociale della società incorporante, nè alla determinazione del rapporto di cambio, nè vi saranno conguagli di alcun genere.

4) MODALITÀ DI ASSEGNAZIONE DELLE AZIONI O QUOTE DELLA SOCIETÀ INCORPORANTE

A seguito delle considerazioni formulate sub 3) non si procederà a nessuna assegnazione di azioni o quote della società incorporante.

5) DECORRENZA DELLA PARTECIPAZIONE AGLI UTILI DELLE AZIONI O QUOTE ASSEGNATE

A seguito delle considerazioni formulate sub 3) e 4), non verrà deliberato alcun aumento del capitale sociale della società incorporante nè, conseguentemente, verranno emesse nuove azioni o quote da assegnare; non risulta pertanto necessario determinare la data di decorrenza della partecipazione agli utili delle azioni o quote assegnate.

6) EFFETTI DELLA FUSIONE ED IMPUTAZIONE DELLE OPERAZIONI AL BILANCIO DELLA SOCIETÀ INCORPORANTE

Le operazioni della società incorporanda saranno imputate al bilancio della società incorporante, nel rispetto della facoltà concessa dall'art.2504-bis, comma 3 C.C., a far data dal primo giorno dell'esercizio della società incorporante in corso al momento in cui avrà effetto la fusione ai sensi dell'art.2504-bis, comma 2 C.C. e, dalla stessa data, decorreranno gli effetti fiscali ai fini delle imposte sui redditi, ai sensi dell'art.123 del d.p.r. n.917/86.

Nell'atto di fusione sarà stabilita la decorrenza degli effetti ex-art.2504-bis, comma 2 C.C. nei confronti di terzi che potrà anche essere successiva alla data dell'ultima delle iscrizioni previste dall'art.2504 C.C..

7) TRATTAMENTI PARTICOLARI

Non è previsto alcun trattamento particolare per determinate categorie di soci e per i possessori di titoli diversi dalle azioni delle società partecipanti al presente progetto di fusione.

8) VANTAGGI PARTICOLARI A FAVORE DEGLI AMMINISTRATORI

Non è previsto alcun vantaggio particolare a favore degli amministratori delle società partecipanti al presente progetto di fusione.

* * *

Il presente progetto comune di fusione viene depositato ai sensi dell'art.2501-bis C.C. presso il Registro delle Imprese di Treviso competente in base alla sede della società incorporante e della società incorporanda.

* * *

Data, 30 maggio 2002

- **DE' LONGHI S.p.A.**

  L'Amministratore Delegato dr. Stefano Beraldo

- **SIMAC VETRELLA S.p.A.**

  L'Amministratore Delegato dr. Dario Melò

DE' LONGHI Spa / SIMAC VETRELLA Spa

Relazione del Consiglio di Amministrazione

Signori Azionisti,

Vi abbiamo convocato in sede straordinaria per sottoporVi la proposta di Fusione per incorporazione di SIMAC VETRELLA Spa in DE' LONGHI Spa, società interamente e direttamente controllata .

a) Illustrazione e motivazioni dell'operazione – Obbiettivi gestionali

La proposta di fusione si inserisce nell'ambito del programma di ristrutturazione e razionalizzazione del Gruppo DE' LONGHI, avviato a seguito della quotazione (presso il mercato telematico azionario organizzato e gestito da Borsa Italiana Spa) della capogruppo DE' LONGHI Spa ed avente per obiettivo la semplificazione della struttura societaria del gruppo, la migliore articolazione del portafoglio dei *business* in cui esso è impegnato, nonché l'accorpamento di quelle società che, per affinità di *business*, possibilità di sinergie, ovvero, per possibile riduzione dei costi produttivi, amministrativi e gestionali, sarebbe economicamente preferibile gestire in maniera unitaria.

In tale ottica si inserisce anche la presente operazione di fusione per incorporazione della SIMAC VETRELLA Spa (società che svolge attivita' di fabbricazione di prodotti finiti e componenti termoplastici presso lo stabilmento di Gorgo al Monticano ,ormai in misura rilevante anche per conto della controllante De'Longhi Spa , e parallelamente la commercializzazione di prodotti a marchio Simac, Vetrella e Micromax) che consentirà di ottenere maggiori margini di efficienza anche in virtù dell'unificazione di alcuni centri decisionali e operativi.

Tale societa' ha appena provveduto a redigere ed approvare un progetto di fusione per incorporazione di Ariagel Spa nella medesima ispirato ad analoghe motivazioni. I commenti successivi si riferiscono pertanto agli effetti dell'intero processo di fusione rispettivamente di Ariagel Spa e di Simac Vetrella Spa.

In particolare, con il presente piano di aggregazione si prevede :

- L'eliminazione di rilevanti attivita' legate alle transazioni intercompany, in particolare riferite alla pianificazione produttiva, al ciclo di approvvigionamento , alla definizione di costi standard differenziati e dei prezzi di cessione, alla gestione ordini,etc.
- Dal punto di vista commerciale verra' mantenuta una *Business Unit* Simac alla quale sara' affidata la commercializzazione congiunta (in Italia ed all'estero) dei prodotti a marchio Simac/Vetrella/Micromax/Ariagel (previa unificazione delle risorse disponibili in ARIAGEL Spa destinata a confluire in SIMAC VETRELLA Spa) nei settori dello stiro, della pulizia della casa e dell'aria condizionata a uso domestico. Nelle nostre aspettative cio' consentira' alla forza vendita Simac di mantenere l'opportuna focalizzazione sulla gestione del marchio Simac beneficiando anche dei segmenti di prodotto aggiuntivi e rafforzativi di Ariagel.
- ottenere sinergie produttive grazie all'unificazione degli specifici *know how* posseduti ed alla gestione accentrata dei fornitori terzi;
- ottenere una riduzione dei costi di gestione conseguente alla eliminazione delle duplicazioni determinate dalla necessità di avere, ciascuna società, un proprio organo amministrativo, un proprio collegio sindacale ed una propria struttura contabile amministrativa;

- ridurre l'incidenza dei costi di personale mediante una più efficiente allocazione delle risorse disponibili ed una migliore definizione dei compiti affidati;
- semplificare i flussi informativi da e verso la capogruppo quotata con maggior efficienza nell'ambito della trasmissione delle informazioni;

b) Valori attribuiti alle società ai fini del concambio – Esistenza di perizie: n.a.

c) Rapporto di concambio e criteri seguiti per determinarlo: n.a.

d) Modalità di assegnazione delle azioni della società incorporante – Data di godimento delle stesse: n.a.

Non è previsto alcun aumento di capitale della società incorporante né alcun rapporto di cambio in quanto le azioni della società da incorporare sono integralmente possedute dalla società incorporante e pertanto la stessa non dovrà emettere nuove azioni; conseguentemente non è prevista alcuna perizia sul rapporto di cambio medesimo.

e) Data di imputazione delle operazioni della società incorporanda al bilancio della società incorporante

Le operazioni della società incorporanda saranno imputate al bilancio della società incorporante, nel rispetto della facoltà concessa dall'art.2504-bis, comma 3 C.C., a far data dal primo giorno dell'esercizio della società incorporante in corso al momento in cui avrà effetto la fusione ai sensi dell'art.2504-bis, comma 2 C.C. e, dalla stessa data, decorreranno gli effetti fiscali ai fini delle imposte sui redditi, ai sensi dell'art.123 del d.p.r. n.917/86.

Nell'atto di fusione sarà stabilita la decorrenza degli effetti ex-art.2504-bis comma 2 C.C. nei confronti di terzi che potrà anche essere successiva alla data dell'ultima delle iscrizioni previste dall'art.2504 C.C..

In particolare si prevede di completare l'operazione entro l'esercizio corrente per cui, con buona probabilità, la fusione avrà effetto retroattivo a decorrere dal 01.01.2002.

La fusione verra' effettuata a valori contabili con continuita' dei valori civilistici e fiscali dei beni appartenenti alle societa' , sulla base delle situazioni patrimoniali risultanti dal bilancio chiuso al 31 dicembre 2001, per entrambe le societa' , ai sensi dell'art. 2501 –ter comma 3 C.C.

A tale riguardo Vi informiamo che ,sulla base di dati di bilancio al 31 dicembre 2001 , l'attivo delle societa'incorporate rappresenta circa il 6% del totale dell'attivo consolidato di De Longhi Spa come da bilancio consolidato al 31 dicembre 2001.

f) Riflessi tributari dell'operazione

Ai fini delle imposte dirette, la fusione sarà effettuata in regime di neutralità fiscale, ai sensi dell'art.123 del DPR 917/86, e pertanto non genererà oneri fiscali.

Ai fini delle imposte dirette la fusione avrà efficacia secondo quanto indicato nel precedente punto.

Ai fini delle imposte indirette l'imposta di registro sarà dovuta in misura fissa per l'importo di Euro 129,11 ai sensi del DPR 131/86 art.4, comma 1, lett. B) parte prima della tariffa.

g) Composizione dell'azionariato rilevante e dell'assetto di controllo della società incorporante a seguito dell'operazione

L'operazione non comporterà alcuna modifica nella composizione dell'azionariato rilevante e dell'assetto di controllo della società incorporante.

h) gli effetti della fusione sui patti parasociali

Non sussistono patti parasociali riguardanti le azioni della società incorporante De' Longhi Spa.

i) Le valutazioni del consiglio di amministrazione in ordine alla eventuale ricorrenza del diritto di recesso previsto dall'art.131 del D.Lgs. n.58/1998 ovvero dall'art.2437 del codice civile: n.a.

l) Soggetti legittimati all'esercizio del diritto di recesso, modalità e termini per l'esercizio

Non ricorrono fattispecie per l'esercizio del diritto di recesso da parte di eventuali soci dissenzienti.

Data, 31 maggio 2002

DE' LONGHI Spa

L'Amministratore Delegato

dr. Stefano Beraldo

per la parte

Treviso, lì 25 [illegible]


STIZ ACA DI GIANCARLO NOTAIO IN TREVISO

ENGLISH SUMMARY

MERGER AGREEMENT – MERGER OF SIMAC VETRELLA S.P.A. (A WHOLLY OWNED SUBSIDIARY OF DE' LONGHI S.P.A.) INTO DE' LONGHI S.P.A.

The Merger Agreement was entered into on August 1, 2002.

The general terms of the Merger Agreement are described in the Plan of Merger submitted with our letter dated July 1, 2002.

Below is a summary of additional terms and conditions agreed between the parties and contained in the Merger Agreement:

A) Approval of Creditors
As of June 4, 2002, De' Longhi S.p.A. had total outstanding debt of approximately €567.5 million, of which: (i) approximately €83.0 million had been paid off at the end of July 2002; (ii) creditors representing approximately €380.8 million approved the merger transaction and (iii) the remaining portion of approximately €103.7 million has been guaranteed by bank guarantees.

As of the same date, Simac Vetrella S.p.A. had total outstanding debt of approximately €74 million, of which: (i) approximately €17.5 million had been paid off at the end of July 2002; (ii) creditors representing approximately €35.6 million approved the merger transaction and (iii) the remaining portion of approximately €20.9 million has been guaranteed by a bank guarantee.

B) Effective Date
The merger agreement will be effective as of September 2, 2002. However for tax and accounting purposes the effects of the merger will be reflected as of January 1, 2002.

C) Succession
De Longhi S.p.A. will assume all assets and liabilities of Simac Vetrella S.p.A., including licenses, contracts, patents, real estate properties and accounts. All employment agreements of Simac Vetrella will continue to be in effect with De' Longhi S.p.A.

Note that the assets and liabilities of Simac Vetrella S.p.A. include also the assets and liabilities of Ariagel S.p.A. (a subsidiary of De' Longhi S.p.A.) as a result of the merger of the latter into Simac Vetrella S.p.A., pursuant to a merger agreement dated August 2, 2002 and effective as of September 1, 2002.

D) Directors and statutory auditors of Simac Vetrella S.p.A.
On September 2, 2002, any and all directors and statutory auditors of Simac Vetrella S.p.A. will automatically cease to serve in their office.

(e di cui € .... per trascr)
per INVIM ....)
F.to .... Il Direttore
(L.S.)

PEPERTORIO N. 75899

RACCOLTA N. 17161

REPUBBLICA ITALIANA

ATTO DI FUSIONE PER INCORPORAZIONE

L'anno duemiladue il giorno uno del mese di agosto (1.08.2002)
In Treviso Via L. Seitz n. 47, presso gli uffici della De' Longhi S.P.A.
Avanti a me dott. ADA STIZ Notaio in Treviso iscritto nel Ruolo del Distretto Notarile di Treviso, sono personalmente comparsi:
- per la società "DE' LONGHI S.P.A." con sede legale in Treviso Via L. Seitz N. 47, cap. soc. Euro 448.500.000,00, Cod. Fisc. e numero di iscrizione al Registro Imprese di Treviso 11570840154, R.E.A. n. 224758;
il signor BERALDO STEFANO, nato a Venezia il 23 marzo 1957, residente a Preganziol (TV) Via N. Sauro n. 41, dirigente, cod. fisc. BRL SFN 57C23 L736P,
il quale interviene al presente atto nella sua veste di membro del Consiglio di Amministrazione nonchè Amministratore Delegato di detta Società nonchè in appoggio ed in esecuzione della delibera dell'Assemblea Straordinaria dei Soci in data 15 luglio 2002 il cui verbale è stato redatto da me Notaio al n. 75714 di Repertorio, registrato a Treviso il 25 luglio 2002 al n. 2754 Mod.71M Pubblici, verbale depositato presso il Registro Imprese della CCIAA di Treviso in

data 24 luglio 2002 al prot. n. 35131/2002;

- per la società "SIMAC VETRELLA S.P.A. " con sede legale in Gorgo al Monticano (TV) Via Serenissima n. 32, capitale sociale Euro 365.000,00, cod. fisc. e n. di iscrizione presso il Registro Imprese della CCIAA di Treviso 00857440267, R.E.A. N. 172015;

il Signor DE' LONGHI FABIO, nato a Treviso il 24 settembre 1967, residente a Treviso Piazza Sant'Andrea n. 6, imprenditore;

cod. fisc. DLN FBA 67P24 L407M,

il quale interviene al presente atto nella sua veste di Presidente del Consiglio di Amministrazione di detta Società nonchè in appoggio ed in esecuzione della delibera dell'Assemblea Straordinaria dei Soci in data 15 luglio 2002 il cui verbale è stato redatto da me Notaio al n. 75712 di repertorio, registrato a Treviso il 17 luglio 2002 al n. 2633 Mod. 71M Pubblici, verbale depositato presso il Registro Imprese della CCIAA di Treviso in data 16 luglio 2002 prot. n. 33658/2002.

Comparenti cittadini italiani, della cui identità personale, veste e poteri, io Notaio sono certo, i quali fatta rinuncia, d'accordo tra loro e col mio consenso all'assistenza dei testimoni mi richiedeno di redigere il presente atto:

P R E M E S S O

alcun concambio e quindi senza aumento di capitale sociale da parte della società incorporante, nè conseguentemente verranno emesse nuove azioni da assegnare, non risulta pertanto necessario determinare la data di decorrenza della partecipazione agli utili delle azioni assegnate;

- che le predette società "SIMAC VETRELLA S.P.A." e "DE' LONGHI S.P.A.", intendono attuare la fusione anticipatamente rispetto alla scadenza del bimestre dalla predetta data di iscrizione nel registro delle Imprese delle delibere di fusione ai sensi dall'art. 2503 C.C..

Tutto ciò premesso e considerato parte integrante e sostanziale del presente atto si conviene quanto segue:

ARTICOLO 1

I comparenti nelle rispettive indicate qualità innanzitutto dichiarano:

- che è stato predisposto per entrambe le società, il dettaglio dei creditori esistenti al momento del deposito del Progetto Comune di Fusione presso il registro delle Imprese di Treviso avvenuto in data 4 giugno 2002 per entrambe le società "DE' LONGHI S.P.A." e "SIMAC VETRELLA S.P.A.", dai quali emerge:

per la società "DE' LONGHI S.P.A." debiti per l'importo complessivo di Euro 567.491.289,60.- (cinquecentosessantasettemilioniquattrocentonovantunmiladuecentoottantanove virgola sessanta)

- che le suddette Società "DE' LONGHI S.P.A." con sede legale in Treviso Via L. Seitz N. 47, e la società "SIMAC VETRELLA S.P.A." con sede legale in Gorgo al Monticano (TV) Via Serenissima n. 32, nelle rispettive assemblee tenutesi in data 15 luglio 2002 hanno deliberato di fondersi mediante incorporazione della Società "SIMAC VETRELLA S.P.A." nella Società "DE' LONGHI S.P.A. " sulla base del Progetto Comune di Fusione e dei bilanci chiusi al 31 dicembre 2001 per entrambe le societa';

- che la deliberazione della società "DE' LONGHI S.P.A. " è stata depositata presso il Registro Imprese della CCIAA di Treviso in data 24 luglio 2002 prot. n. 35131/2002 ed iscritta in data 25 luglio 2002 insieme coi documenti indicati all'art. 2501 sexies C.C.;

- che la deliberazione della società " SIMAC VETRELLA S.P.A." è stata depositata presso il Registro Imprese della CCIAA di Treviso in data 16 luglio 2002 prot. n. 33658/2002 ed iscritta in data 19 luglio 2002 insieme coi documenti indicati all'art. 2501 sexies C.C.;

- che la società incorporanda "SIMAC VETRELLA S.P.A." è interamente posseduta dalla società incorporante "DE' LONGHI S.P.A.", non si applicano pertanto alla fattispecie, ai sensi dell'art. 2504-quinquies C.C., le disposizioni di cui all'art. 2501-bis primo comma n. 3),4),e 5) C.C. e 2501 quinquies;

- che la fusione viene effettuata senza la determinazione di

per la società "SIMAC VETRELLA S.P.A." debiti per l'importo complessivo di Euro 74.009.186,14.= (settantaquattromilioninovemilacentoottantasei virgola quattordici);

- che per la società "DE' LONGHI S.P.A." è stato redatto il dettaglio dei creditori esistenti al momento del deposito del Progetto Comune di Fusione presso il Registro delle Imprese, la dichiarazione degli Amministratori e la dichiarazione dei Sindaci, entrambe attestanti che non vi sono Creditori oltre a quelli evidenziati in detto dettaglio; vengono pertanto allegati al presente atto rispettivamente:

sub "A" l'elenco dei creditori succitati,

sub "B" la succitata dichiarazione degli Amministratori e sub "C" la succitata dichiarazione dei Sindaci, tutti previa sottoscrizione dei comparenti e di me Notaio;

- che per la società "SIMAC VETRELLA S.P.A." è stato redatto il dettaglio dei creditori esistenti al momento del deposito del Progetto Comune di Fusione presso il Registro delle Imprese, la dichiarazione degli Amministratori e la dichiarazione dei Sindaci, entrambe attestanti che non vi sono Creditori oltre a quelli evidenziati in detto dettaglio; vengono pertanto allegati al presente atto rispettivamente:

sub "D" l'elenco dei creditori succitati,

sub "E" la succitata dichiarazione degli Amministratori e sub "F" la succitata dichiarazione dei Sindaci, tutti previa sottoscrizione dei comparenti e di me Notaio;

- che per i predetti debiti della società "DE' LONGHI S.P.A-
." pari ad Euro 567.491.289,60.- (cinquecentosessantasettemi-
lioniquattrocentonovantunmiladuecentoottantanove virgola ses-
santa) sono intervenuti pagamenti per Euro 82.958.802,54.-
(ottantaduemilioninovecentocinquantottomilaottocentodue virgo-
la cinquantaquattro) come comprovato dalle relative prove di
pagamento;
mentre per l'importo di Euro 380.786.782,94.- (trecentoottan-
tamilionisettecentoottantaseimilasettecentoottantadue virgola
novantaquattro) i rispettivi creditori hanno comunicato il
loro assenso come da relative lettere di assenso; dette pro-
ve di pagameto e lettere di assenso, previo esame effettuato
della loro regolarità vengono tutte conservate presso la sede
della società, come i comparenti confermano;
- che a garanzia del restante importo di Euro 103.745.704,12.-
(centotremilionisettecentoquarantacinquemilasettecentoquattro
virgola dodici) sono state rilasciate rispettivamente dalla
Banca Popolare di Vicenza sede di Vicenza , Fidejussione Ban-
caria a prima richiesta in data 26 luglio 2002 n. 21401
dell'importo di Euro 59.000.000,00.= (cinquantanovemilioni
virgola zerozero); e dalla Banca Popolare di Novara S.P.A.
fil. di Venezia-Mestre, Fidejussione Bancaria a prima richie-
sta in data 29 luglio 2002 n. 840/2700260 dell'importo di
Euro 46.000.000,00.= (quarantaseimilioni virgola zerozero),
equivalenti al deposito di cui all'art. 2503 - 1° comma del

Codice Civile, a garanzia dei suddetti restanti creditori, Polizze che in fotocopia si allegano rispettivamente sub " G" e "H" al presente atto previa sottoscrizione dei comparenti e di me Notaio;

- che per i predetti debiti della società "SIMAC VETRELLA S.P.A." pari ad Euro 74.009.186,14.= (settantaquattromilioni-novemilacentoottantasei virgola quattordici) sono intervenuti pagamenti per l'importo di Euro 17.475.259,26.= (diciassette-milioniquattrocentosettantacinquemiladuecentocinquantanove virgola ventisei) come comprovato dalle relative prove di pagamento; mentre per l'importo di Euro 35.605.085,63.= (tren-tacinquemilioniseicentocinquemilaottantacinque virgola sessan-tatre) i rispettivi creditori hanno comunicato il loro assen-so come comprovato dalle relative lettere di assenso; dette prove di pagamento e lettere di assenso previo esame effet-tuato della loro regolarità vengono tutte conservate presso la sede della società, come i comparenti confermano;

- che a garanzia del restante importo di Euro 20.928.841,25.= (ventimilioninovecentoventottomilaottocentoquarantuno virgola venticinque) è stato costituito presso la Banca UNICREDIT BANCA SPA - CREDITO ITALIANO fil. di Treviso, Deposito Banca-rio in data 29 luglio 2002 dell'importo di Euro 21.000.000,00.= (ventunmilioni virgola zerozero) di cui al-l'art. 2503 - 1° comma del Codice Civile, a garanzia dei sud-detti restanti creditori, come da lettera della succitata Ban-

ca in data 29/7/2002 che in originale si allega sub " I " al presente atto;

ARTICOLO 2

I comparenti dichiarano che a seguito di quanto sopra risultanto verificati i presupposti per l'attuazione della fusione stabiliti dall'art. 2503 C.C. ed in esecuzione delle deliberazioni di cui agli atti sopracitati, convengono quanto segue:

la Società "DE' LONGHI S.P.A." con sede legale in Treviso Via L. Seitz n. 47, cap. soc. Euro 448.500.000,00 int. vers. e la società " SIMAC VETRELLA S.P.A." con sede legale in Gorgo al Monticano Via Serenissima n. 32, Cap. Soc. Euro 365.000,00 int. vers. si fondono, mediante incorporazione della società "SIMAC VETRELLA S.P.A. " nella società "DE' LONGHI S.P.A. con sede in Treviso Via L. Seitz n. 47, sulla base del Progetto Comune di Fusione e del Bilancio chiuso al 31 dicembre 2001 ed in dipendenza delle rispettive deliberazioni dei soci in data 15 luglio 2002 alle condizioni tutte citate in dette delibere.

ARTICOLO 3

In virtu' di quanto previsto dal Progetto Comune di Fusione le operazioni della società incorporanda saranno imputate al bilancio della società incorporante, nel rispetto della facoltà concessa dall'art. 2504-bis, comma 3 C.C. , a far data dal primo giorno dell'esercizio della società incorporante in

corso
l'art.
no
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Per qu
ex-art
viene

Non su
ticola
minist

La soc
2504
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2001.
Ogni pe
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corso al momento in cui avrà effetto la fusione ai sensi dell'art. 2504-bis, comma 2 C.C. e dalla stessa data decorreranno gli effetti fiscali ai fini delle imposte sui redditi ai sensi dell'art. 123 del d.p.r. n. 917/86.

Per quanto attiene la decorrenza degli effetti civilistici ex-art. 2504 - bis comma 2 C.C. nei confronti di terzi, essa viene concordemente fissata nel giorno 2 settembre 2002.

ARTICOLO 4

Non sussistono categorie di azioni o soci con trattamento particolare o privilegiato, nè vantaggi particolari per gli amministratori delle società partecipanti alla fusione.

ARTICOLO 5

La società "DE' LONGHI S.P.A. " subentra ai sensi dell'art. 2504 Bis del Codice Civile in tutto il patrimonio attivo e passivo della incorporata società "SIMAC VETRELLA S.P.A. " ed in tutte le ragioni, azioni e diritti come in tutti gli obblighi e impegni di qualsiasi natura tanto anteriori che posteriori alla data dei bilanci chiusi al 31 dicembre 2001.

Ogni persona, ente od ufficio, sia pubblico che privato, resta pertanto sin d'ora autorizzato senza necessità di ulteriori atti o concorsi e con il suo pieno e definitivo esonero da ogni responsabilità a trasferire ed intestare all'incorporante "DE' LONGHI S.P.A. " tutti gli atti, documenti, licenze, autorizzazioni amministrative e

di ogni altro tipo, depositi cauzionali, o ad altro titolo, polizze, contratti, conti, attualmente intestati o intitolati alla "SIMAC VETRELLA S.P.A.".

ARTICOLO 6

Poiche' la società incorporata è alla data del presente atto di fusione interamente posseduta dalla società incorporante "DE' LONGHI S.P.A.", non si applicano, alla fattispecie, ai sensi dell'art. 2504-quinquies C.C., le disposizioni di cui all'art. 2501- bis C.C., primo comma n. 3), 4), 5), e quelle di cui all'art. 2501 - quinquies C.C., la fusione viene attuata senza aumento di capitale sociale da parte della società incorporante, conseguentemente non verranno emesse nuove azioni da assegnare e non risulta pertanto necessario determinare la data di decorrenza della partecipazione agli utili della azioni assegnate.

ARTICOLO 7

Dal momento in cui si produrranno gli effetti civilistici della stipulata fusione cessano di pieno diritto tutte le cariche sociali conferite dall'Assemblea della società incorporata "SIMAC VETRELLA S.P.A.".

Il Signor DE' LONGHI FABIO nella sua citata veste di Presidente del Consiglio di Amministrazione della società "SIMAC VETRELLA S.P.A." ed in esecuzione della richiamata delibera assembleare, autorizza irrevocabilmente nella più ampia e definitiva forma la società incorporante "DE' LONGHI

S.P.A.", a compiere in ogni tempo, qualsiasi atto, pratica o formalità necessaria ed opportuna allo scopo di farsi riconoscere nei confronti di chiunque quale piena ed esclusiva proprietaria e titolare di ogni attività patrimoniale della Società incorporata e di subingredire di pieno diritto in ogni rapporto attivo e passivo di quest'ultima e si impegna di addivenire a qualsiasi atto supplementare esplicativo che occorresse ad integrazione delle disposizioni del presente atto, in modo che la società incorporante possa far valere di fronte a chiunque la situazione giuridica e contrattuale derivante dalle deliberazioni di cui alle premesse ed alla stipula della fusione, a tal fine si esonera ogni pubblico Ufficiale da qualsiasi responsabilità

ARTICOLO 8

A seguito della fusione il rapporto di lavoro del personale della società incorporata continuerà con la società incorporante ai sensi e per gli effetti dell'art. 2112 C.C.

ARTICOLO 9

Si richiedono, in sede di registrazione del presente atto, tutti i benefici previsti dalle vigenti norme per la fusione di società.

Le spese del presente atto annesse, dipendenti o conseguenti, sono a carico della società incorporante.

ARTICOLO 10

Si precisa che la società incorporata " SIMAC VETRELLA

S.P.A." é proprietaria dei seguenti automezzi:

- Autocarro Mercedes targa BV898AA
- Eurocargo Iveco targa PDB21558
- Autocarro Daf targa BV896AA
- Autocarro Iveco targa BY781AM
- Ducato targa BE267AV
- Fiorino targa AG962WN
- Punto Van targa AY004JY
- Autocarro Daf targa TV810436

ARTICOLO 11

La società incorporata "SIMAC VETRELLA S.P.A." è titolare di Brevetti di cui all'elenco, che previa sottoscrizione dei comparenti e di me Notaio viene allegato sub "L" al presente atto per formarne parte integrante e sostanziale.

ARTICOLO 12

Si precisa inoltre che i beni immobili già intestati alla società incorporata "SIMAC VETRELLA S.P.A. " e da intestare alla società incorporante "DE' LONGHI S.P.A. " sono i seguenti:

- A -

Complesso industriale sito in Comune di Gorgo al Monticano (TV), descritto nelle mappe catastali come segue:

1) al CATASTO TERRENI

COMUNE DI GORGO AL MONTICANO

FOGLIO 14

MN. 50 di Ha 0.01.48

MN. 668 di Ha 0.00.48

MN. 669 di Ha 0.00.32

MN. 670 di Ha 0.04.12

MN. 853 di Ha 0.00.16

MN. 897 di Ha 0.00.53

MN. 907 di Ha 0.13.39

MN. 909 di Ha 0.29.28

MN. 915 di Ha 0.21.86

MN. 917 di Ha 0.18.38

MN. 919 di Ha 0.01.54

MN. 922 di Ha 0.00.40

MN. 953 di Ha 0.85.52

MN. 955 di Ha 0.11.50

MN. 957 di Ha 0.32.80

MN. 959 di Ha 0.01.75

MN. 961 di Ha 0.00.68

Totale Ha 2.24.19

(sono ettari due are ventiquattro e centiare diciannove)

Si precisa che:

- sul MN. 953, predetto, risultato dalla fusione dei MN.ri 851, 899, 901, 916, 918, 942, 944, come da denuncia di cambiamento n. 35712 di prot. presentata all'UTE di Treviso in data 28 novembre 1994, insiste una porzione del complesso ad uso industriale cosi' censito al Catasto dei Fabbricati in quanto

una parte insiste su proprieta' demaniale individuata con il MN. 1024 dello stesso Comune e Foglio:

Ditta Intestata:

"SIMAC VETRELLA SPA", con sede in Gorgo al Monticano;

DEMANIO PUBBLICO DELLO STATO

ciascuno per i propri diritti;

COMUNE DI GORGO AL MONTICANO

SEZIONE B - FOGLIO 7°

MN. 953 sub. 1 } - Via Serenissima - P.T.-1° - cat. D/1
MN. 953 sub. 2 } - RC Euro 17.822,41

precisandosi che il MN. 953 sub. 2 identifica area scoperta di mq. 5.065.= (cinquemilasessantacinque) di pertinenza del MN. 953 sub. 1;

- sui MN.ri 668, 670, 897, 917, 919, 922, 955, 957 e 961, sovradescritti, insiste altra porzione del complesso ad uso industriale in fase di accatastamento.

Si precisa, inoltre, che parte del complesso industriale in oggetto e' di proprieta' demaniale in quanto insiste anche su una canaletta demaniale individuata con il MN. 1024 e che e' in corso la procedura di sdemanializzazione della stessa; e' pertanto espressamente escluso quanto di proprieta' del demanio.

CONFINI in corpo ed in contorno partendo da nord in senso orario:

- del MN. 907: tra MN. 700, MN. 906, fosso, MN. 890;

- del MN. 909: tra canaletta demaniale MN. 1024, MN. 908, MN. 898, MN. 848, MN. 865, MN. 650, MN. 519, MN. 894;

- dei MN.ri 959, 853, 957, 50, 669, 670, 668, 955, 961, 922, 897 formanti corpo unico: tra MN. 697, MN. 696, MN. 48, MN. 854, MN. 856, MN. 866, MN. 855, MN. 857, Mn. 858, fosso Demaniale MN. 1024, MN. 895, MN. 905, MN. 960, MN. 954, MN. 956, MN. 958;

- dei Mn.ri 899, 901, 942, 944, 919, 917, 918, 851, 916, 915 formanti corpo unico: tra MN. 898, MN. 900, MN. 902, fosso Demaniale MN. 1024, MN. 852, strada, MN. 38, Mn. 945, MN. 943, MN. 850, MN. 849, MN. 848;

il tutto salvo errori e come meglio in fatto.

- B -

CATASTO DEI FABBRICATI

COMUNE DI PIANIGA

FOGLIO 13

MN. 71 sub. 1 - Via Roncoduro N. 8 - P. T - abitazione
unità esattamente individuate nella denuncia di variazione presentata all'UTE di Venezia in data 13 giugno 1986 al N. 3028 di protocollo;

MN. 71 sub. 2 - Via Roncoduro N. 8 - P. T - garage
unità esattamente individuata nella denuncia di variazione presentata all'UTE di Venezia in data 13 giugno 1986 al N. 3029 di protocollo

CONFINI: con MN. 200, strada Roncoduro, MN. 25 e con MN. 767.

CATASTO DEI FABBRICATI

COMUNE DI PIANIGA

FOGLIO 13

MN. 25 sub. 7 Via Roncoduro N.8 piano T-1, cat. D/1 RC Euro 26.897,08

CONFINI: tra MN. 71, Strada Roncoduro, MN. 194, MN. 75, MN. 144, MN. 145, MN. 331, MN. 329, MN.679, MN. 327, MN. 764, MN. 763, MN. 737, MN. 745, MN. 727.

CATASTO TERRENI

COMUNE DI PIANIGA

FOGLIO 13

MN. 200 sem. arb. 3 Ha 0.41.30 RD Euro 24,76 RA Euro 17,06 (sono are quarantuno e centiare trenta)

CONFINI: tra MN. 201, MN. 202, strada Roncoduro, MN. 71, MN. 767, MN. 268, MN. 781, MN. 228.

ARTICOLO 13

La società "SIMAC VETRELLA S.P.A.", a mezzo del suo legale rappresentante dichiara e garantisce che i terreni oggetto del presente atto hanno tutte le caratteristiche risultanti dai certificati di destinazione urbanistica rilasciati dal Comune di Gorgo al Monticano in data 18 giugno 2002, dal Comune di Pianiga in data 01 luglio 2002 e dal Comune di Candiolo in data 26 giugno 2002,quest'ultimo per quelli indicatial successivo art. 16, certificati che si allegano al presente atto rispettivamente in originale sub. " M " e sub. " N " ed in

copia conforme all'originale sub. " O " e che fino ad oggi non sono intervenute modificazioni degli strumenti urbanistici che concernono tali terreni ed inoltre che fino ad oggi non è stata ancora eretta sugli stessi alcuna costruzione ad eccezione dei fabbricati suddescritti all'art. 12 e sottodescritto all'art. 16.

ARTICOLO 14

A norma della legge 28/2/1985 N.47 e successive modifiche e integrazioni, la società "SIMAC VETRELLA S.P.A.", a mezzo del suo legale rappresentante, sotto la sua responsabilità, dichiara e garantisce che:

- per la costruzione dell'immobile sito in Comune di GORGO AL MONTICANO sono state rilasciate dal Comune stesso regolari concessioni edilizie n. 2187 in data 20 settembre 1990, n. 2493 in data 30 settembre 1992, n. 2750 in data 24 novembre 1994 (cambio di intestazione), n. 2759 in data 13 luglio 1995, n. 2951 in data 25 giugno 1997, comunicazione per modifiche interne e costruzione tettoie in data 23 gennaio 1998, concessione edilizia n. 3180 in data 26 aprile 1999 e concessione edilizia n. 105/2000 in data 25 settembre 2001;
- l'immobile in oggetto non è stato ancora dichiarato agibile;
- che a tutt'oggi non sono state eseguite opere tali da richiedere concessioni edilizie in sanatoria e/o ulteriori varianti e che alla data odierna l'immobile di cui al presente atto non ha formato oggetto di provvedimenti sanzionatori in

forza di leggi in materia urbanistica.

ARTICOLO 15

In conformità al disposto dell'art. 40 della legge 28/02/1985 n. 47, sue modifiche ed integrazioni, il signor DE' LONGHI FABIO nella suindicata veste di legale rappresentante della società "SIMAC VETRELLA S.P.A.", previo richiamo da me effettuato a sensi artt. 47-48 DPR 28/12/2000 n. 445 circa le sanzioni penali previste dall'art. 76 DPR 445/2000 predetto, a cui si è soggetti in caso di dichiarazioni mendaci sotto la sua personale responsabilità, attesta che la costruzione degli edifici MN. 71 e MN. 25, suddescritti, siti in Comune di PIANIGA Foglio 13, oggetto del presente atto risulta iniziata in data anteriore al 1° settembre 1967.

Il legale rappresentante della società "SIMAC VETRELLA S.P.A." dichiara e garantisce inoltre, sotto la sua personale responsabilità che:

- per l'ampliamento ad uso laboratorio dell'immobile al MN. 25 oggetto del presente atto è stata rilasciata dal Comune di Pianiga regolare licenza edilizia N. 2443 di prot. in data 22/8/1973 (agibilità rilasciata in data 10/11/1981);
- per un successivo ampliamento dello stesso fabbricato ad uso industriale il Comune di Pianiga ha rilasciato concessione edilizia n. 1770 di protocollo, n. 644/81 in data 2 gennaio 1982 nonchè successiva concessione n. 4278 del 27 giugno 1986 e variante N. 9613 del 23 aprile 1987, (agibilità rilasciata

in data 5 dicembre 1987), nonchè concessione edilizia per variante forometrica in data 20 gennaio 1992 prot. N. 4887, N. 3354/91, concessione edilizia n. 538 in data 29 aprile 1996 e successive D.I.A. in data 24 luglio 1996, in data 27 gennaio 1997, in data 22 novembre 1996, in data 27 gennaio 1997 e in data 24 marzo 1998;

- per modifiche non autorizzate sugli immobili MN. 71 e MN. 25 oggetto del presente atto è stata rilasciata dal Comune di Pianiga concessione edilizia in sanatoria prot. gen. n. 813 in data 3 settembre 1996.

Il legale rappresentante della società "SIMAC VETRELLA S.P.A." dichiara e garantisce che per modifiche non autorizzate è stata presentata domanda di concessione edilizia in sanatoria, al Comune di Pianiga in data 1 marzo 1995 prot. n. 2349;

- di aver versato l'intero importo dell'oblazione al Comune di Pianiga di L. 142.221.120.= (centoquarantaduemilioniduecentoventunmilacentoventi) mediante N. 5 (cinque) versamenti tutti effettuati presso l'Ufficio Postale di Dolo e precisamente L. 7.000.000.= (settemilioni) versati in data 21 ottobre 1994 ricevuta N. 92, L. 33.805.280.= (trentatremilioniottocentocinquemiladuecentoottanta) versati in data 15 marzo 1995 ricevuta N. 113, L. 33.805.280.= (trentatremilioniottocentocinquemiladuecentoottanta) versati in data 15 giugno 1995 ricevuta N. 214, L. 33.805.280.= (trentatremilioniottocentocinquemiladuecentoottanta) versati in data 15 settembre 1995 ricevuta N.

360, L. 33.805.280.= (trentatremilionittocentocinquemiladue-centoottanta) versati in data 15 dicembre 1995 ricevuta N. 115, nonchè l'intero importo degli oneri di concessione di L. 35.251.600.= (trentacinquemilioniduecentocinquantunmilaseicento) in un unica soluzione come risulta dalla ricevuta di pagamento in data 1 marzo 1995 n. 550 presso l'Ufficio Postale di Cazzago di Pianiga.

Il legale rappresentante della società "SIMAC VETRELLA S.P.A." in relazione a quanto sopra, sotto la sua responsabilità, dichiara e garantisce:

- che sono stati presentati tutti i documenti prescritti dalle leggi vigenti;

- che l'area su cui insistono gli edifici non è sottoposta a vincoli previsti dalla legge 23/12/1996 n. 662;

- che il Comune di Pianiga non ha richiesto alcuna somma a conguaglio, nè ulteriore documentazione;

- che il Comune stesso non ha provveduto ad emettere il provvedimento di sanatoria nei termini stabiliti nell'art. 39 c. 4, l. 23/12/94 n. 724, nè ha notificato provvedimento di diniego alcuno;

- che è decorso il termine di un anno dalla data di entrata in vigore della legge 94/724 come modificata dalla Legge 96/662;

- che sugli immobili in oggetto a tutt'oggi non sono state eseguite altre varianti oltre a quelle succitate nonchè a

quelle oggetto della domanda di condono, e che i beni stessi non sono stati oggetto alla data odierna di provvedimenti sanzionatori in forza di leggi in materia urbanistica.

ARTICOLO 16

I comparenti si danno atto che la società "SIMAC VETRELLA S.P.A.", dal momento in cui avrà efficacia la fusione per incorporazione della società "ARIAGEL SPA" con sede in Candiolo (TO) Via Simonis n. 8 nella società "SIMAC VETRELLA S.P.A.", stabilita per il giorno 1 settembre 2002 nell'atto di fusione stipulato in data odierna n. 75898 di rep. Notaio ADA STIZ, sarà proprietaria anche dei seguenti beni immobili:

CATASTO DEI FABBRICATI

COMUNE DI CANDIOLO

FOGLIO 4°

MN. 182 sub. 2 Via Montpascal n. 27, piano T-1, Cat. A/4, cl. 2, vani 5,5, R.D.Euro 269,85

MN. 182 sub. 3 Via Montpascal n. 27, piano T-1, Cat. A/4, cl. 1, vani 4, R.D.Euro 165,27

- porzione di capannone, adibito e magazzino e deposito, censito come segue:

CATASTO DEI FABBRICATI

COMUNE DI CANDIOLO

FOGLIO 4°

MN. 103 sub. 7 - Via Simonis n. 8 - P.S1-T, cat. D/1, R.D.Euro 13.912,00

CONFINI: il MN. 182 e 103 formano un corpo unico confinante tra strada, MN. 229, MN. 228, Via del Molino, mn. 30, MN. 112 e altro foglio.

L'area coperta e scoperta MN. 103 di mq. 13.203.= (tredicimiladuecentotre) dipende dalla riunificazione dei MN. 103 di mq. 9793, MN. 74 di mq. 798, MN. 26 di mq. 780, MN. 170 di mq. 400 e MN. 32 di mq. 1432, avvenuta con modello 3SPC presentato all'UTE di Torino in data 21 marzo 1997 e registrato al N. 20945 di protocollo.

Le parti si danno reciprocamente atto di essere a conoscenza dell'esistenza della servitù di passaggio costituita con atto a mio rogito in data 23 dicembre 1998 n. 67107 di repertorio, registrato a Treviso il 12 gennaio 1999 al N. 380/V Atti Pubblici e trascritto a Torino il 21 gennaio 1999 ai n.ri 2012/1506.

ARTICOLO 17

Con riferimento agli immobili in Comune di Candiolo (TO) di proprietà della società "ARIAGEL S.P.A." e che saranno di proprietà della società "SIMAC VETRELLA S.P.A.", in conformità al disposto dell'art. 40 della legge 28/02/1985 n. 47, sue modifiche ed integrazioni, la società "SIMAC VETRELLA S.P.A.", a mezzo del suo legale rappresentante, previo richiamo da me effettuato a sensi artt. 47-48 DPR 28/12/2000 n. 445 circa le sanzioni penali previste dall'art. 76 DPR 445/2000 predetto, a cui si e' soggetti in caso di dichiarazioni mendaci sotto la

sua personale responsabilita' attesta che la costruzione degli edifici siti in Comune di CANDIOLO oggetto del presente atto risulta iniziata in data anteriore al 1° settembre 1967.

La società "SIMAC VETRELLA S.P.A." a mezzo del suo legale rappresentante dichiara e garantisce inoltre, sotto la sua personale responsabilità che:

- sono state rilasciate dal Comune di Candiolo regolari concessioni edilizie:
- n. 539 in data 07 aprile 1972,
- n. 549 in data 04 maggio 1972, successiva variante n. 549/V in data 10 maggio 1973 (agibilità in data 14 maggio 1973);
- n. 690 in data 31 agosto 1974,
- n. 705 in data 25 gennaio 1975,
- n. 903 in data 1° aprile 1977;
- autorizzazione n. 42 in data 08 maggio 1979;
- a seguito di modifiche non autorizzate sugli immobili in oggetto è stata presentata domanda di concessione edilizia in sanatoria al Comune di Candiolo a'sensi dell'art. 31 della legge 28/2/1985 n. 47, e di aver versato l'intero importo dell'oblazione di cui al sesto comma dell'art. 35 della legge stessa, come comprovato dalle ricevute di pagamento in data 15 luglio 1986 n. 436 per L. 566.000.= (cinquecentosessantaseimila) ed in data 15 luglio 1986 n. 435 per L. 1.032.000.= (unmilionetrentaduemila), in data 13 settembre 1986 n. 736 per L. 575.000.= (cinquecentosettantacinquemila) ed in data 13

settembre 1986 n. 737 per L. 1.048.300.= (unmilionequarantottomilatrecento), in data 17 marzo 1986 n. 316 per L. 999.000.= (novecentonovantanovemila) ed in data 17 marzo 1986 N. 317 per L. 548.000.= (cinquecentoquarantottomila), pagamenti tutti effettuati presso gli uffici postali di Stupinigi e Torino.

La società "SIMAC VETRELLA S.P.A." a mezzo del suo legale rappresentante, sotto la sua responsabilità, dichiara e garantisce:

- che il Comune di Candiolo non ha emesso espresso provvedimento di diniego della domanda di sanatoria;
- che il Comune di Candiolo non ha provveduto ad emettere il provvedimento di sanatoria nei termini di legge.
- che nei termini di legge il comune di Candiolo non ha richiesto ulteriori somme a conguaglio;
- che l'area su cui insiste l'edificio non è sottoposta a vincoli di cui all'art. 32 e 33 della citata legge;
- che nei trentasei mesi successivi alla data di presentazione della domanda il Comune non ha richiesto alcuna documentazione;
- che si deve quindi intendere verificata l'ipotesi prevista dal comma 12 dell'art. 35;

La domanda di concessione in sanatoria in data 26 marzo 1986 n. 561 di prot. vale pertanto quali estremi della relativa concessione in sanatoria a sensi dellart. 35, co. 12° essendo decorsi i temini di legge.

La parte alienante dichiara e garantisce che sugl'immobili in oggetto a tutt'oggi non sono state eseguite altre varianti oltre a quelle oggetto della domanda di condono, e che i beni stessi non sono stati oggetto alla data odierna di provvedimenti sanzionatori in forza di leggi in materia urbanistica.

La società "SIMAC VETRELLA S.P.A." a mezzo del suo legale rappresentante, dichiara e garantisce inoltre che sono state rilasciate dal Comune di Candiolo:

- regolare concessione edilizia N. 27/96 in data 17 aprile 1996, successiva variante N. 27/96/V in data 31 dicembre 1996,
- regolare concessione in sanatoria N. 27/96/V/V in data 23 maggio 1997;
- dichiara e garantisce inoltre di aver presentato al Comune di Candiolo denuncia di inizio attività in data 22 dicembre 1995 N. 44/99 di protocollo, reg. edil. privata n. 1476 prot.
- a tutt'oggi non sono state eseguite opere tali da richiedere ulteriori concessioni edilizie in sanatoria e/o varianti e che alla data odierna gli immobili di cui al presente atto non hanno formato oggetto di provvedimenti sanzionatori in forza di leggi in materia urbanistica.

ARTICOLO 18

In ottemperanza al disposto dell'art. 3 del D.L. 27 aprile 1990 n. 90 nel testo risultante dalla Legge di Conversione 26 giugno 1990, n. 165 la società "SIMAC VETRELLA S.P.A.", a mezzo del suo legale rappresentante, previo richiamo da me effet-

tuato a sensi artt. 47-48 DPR 28/12/2000 n. 445 circa le sanzioni penali previste dall'art. 76 DPR 445/2000 predetto, a cui si e' soggetti in caso di dichiarazioni mendaci sotto la sua personale responsabilita'

attesta

che il reddito fondiario relativo alle unità immobiliari in oggetto Comuni di Gorgo al Monticano (TV), Pianiga (VE) e Candiolo (TO), non è stato in tutto dichiarato nell'ultima dichiarazione dei redditi per la quale alla data odierna è scaduto il termine di presentazione per il seguente motivo:

trattasi di beni strumentali

La società "SIMAC VETRELLA S.P.A." a mezzo del suo legale rappresentante, altresì dichiara che il proprio domicilio fiscale risulta in comparsa indicato.

ARTICOLO 19

Il legale rappresentante della società "SIMAC VETRELLA S.P.A." autorizza il competente Ufficio ad effettuare la voltura ed a sostituire la intestazione catasale di detti immobili con quella di "DE LONGHI S.P.A." con sede in Treviso ed autorizza pure la trascrizione del presente atto all'Ufficio dei Registri Immobiliari competente rinunciandosi a qualsiasi diritto di ipoteca legale.

ARTICOLO 20

I comparenti mi dispensano dalla lettura degli allegati A-B-C-D-E-F-G-H-I-L-M-N-O dichiarandomi di ben conoscerli.

Richiesto
ai compar
scrivono
primi sei
Consta di
persona
intere fa
Firmato B
Firmato D
Firmato A

Richiesto io Notaio ho ricevuto il presente atto che ho letto ai comparenti i quali approvandolo e confermandolo lo sottoscrivono con me Notaio qui di seguito nonchè a margine dei primi sei fogli.

Consta di sette fogli dattiloscritti a sensi di legge da persona di mia fiducia e completati di mio pugno per ventisei intere facciate e quanto fin qui della ventisettesima.

Firmato Beraldo Stefano

Firmato De'Longhi Fabio

Firmato ADA STIZ Notaio (L.S.)

ALLEGATO	N° REPERTORIO	N° FASCICOLO
A	75899	17161

De'Longhi S.p.A.

CREDITORI COME DA SITUAZIONE PATRIMONIALE

(Importi in Euro)

DESCRIZIONE	TOTALE 04/06/02	PAGAMENTO	SUBTOTALE Post-Pagamenti	CONSENSO	SALDO DA GARANTIRE
ento Fine Rapporto lavoro subordinato					
Fondo Trattamento Fine Rapporto	-10.640.504,04		-10.640.504,04		-10.640.504,04
	-10.640.504,04	0,00	-10.640.504,04	0,00	-10.640.504,04
erso banche					
Banca Popolare di Verona c/c	-4.781,69		-4.781,69	4.781,69	0,00
Deutsche Bank c/c	-2.103,23		-2.103,23		-2.103,23
Banca Popolare di Vicenza c/c	-21.374,81		-21.374,81	21.374,81	0,00
Banca Popolare di Novara c/c	-257.896,71		-257.896,71	257.896,71	0,00
Banca Popolare Friuladria c/c	-54,74		-54,74		-54,74
Banca Antoniana Popolare Veneta Luxem	-534,70		-534,70		-534,70
Banca di Roma c/vincolato	-29,26		-29,26		-29,26
Cariplo C/USD	-0,81		-0,81		-0,81
Banca Commerciale Italiana c/USD	-19.267,79		-19.267,79	19.267,79	0,00
Banca Nazionale del Lavoro Londra C/US	826,09		826,09		826,09
BAnco Ambrosiano Veneto C/GBP	-17.045,75		-17.045,75	17.045,75	0,00
Société Generale c/UAK	2,53		2,53		2,53
Credito Italiano C/Finanziamenti	-0,02		-0,02		-0,02
Banca Nazionale del Lavoro C/Finanziame	-5.030.667,11		-5.030.667,11	5.030.667,11	0,00
Banca Commerciale Italiana C/Finanziame	-10.171.217,95		-10.171.217,95	10.171.217,95	0,00
Banca di Roma C/Finanziamenti	-5.209.498,72		-5.209.498,72	5.209.498,72	0,00
Banca Popolare Vicentina C/Finanziament	-6.030.462,19		-6.030.462,19	6.030.462,19	0,00
Banca Popolare Verona Ant.fatture	-255.875,45		-255.875,45	255.875,45	0,00
Banca Popolare Asolo e Monteb. Ant.fatt	-791.184,76		-791.184,76	791.184,76	0,00
Banca Popolare Novara Ant.fatture	-1.435.095,08		-1.435.095,08	1.435.095,08	0,00
Rolo Banca Ant.Fatture	-1.001.396,54		-1.001.396,54	1.001.396,54	0,00
Banca Popolare Verona Finanz.Medio ter	-15.610.801,89		-15.610.801,89	15.610.801,89	0,00
Banca Antoniana Popolare Veneta fin. MT	-22.098.046,00		-22.098.046,00	22.098.046,00	0,00
Credito Italiano Finanz.MT	-0,01		-0,01		-0,01
Banca Nazionale Lavoro Fin. Medio Termi	-22.118.459,99		-22.118.459,99	22.118.459,99	0,00
Banca Popolare Vicentina Fin.MT	-15.597.268,93		-15.597.268,93	15.597.268,93	0,00
Rolo Banca Finanziamento Medio Termine	-0,01		-0,01		-0,01
FONSPA Fin.MT	-0,01		-0,01		-0,01
Banca Popolare Novara Finanziamento M	-51.995.253,91		-51.995.253,91	51.995.253,91	0,00
IMI C/FINANZIAMENTO L.46	-1.758.514,46		-1.758.514,46	1.758.514,46	0,00
	-159.426.003,90	0,00	-159.426.003,90	159.424.109,73	-1.894,17
i verso altri finanziatori					
i verso altri finanziatori					
Ministero Ind. L.46	-2.678.720,08		-2.678.720,08		-2.678.720,08
Ministero Ind. L.394	-901.076,09		-901.076,09		-901.076,09
Finanziamenti da gruppo paese					
Climaveneta	-14.669.871,51		-14.669.871,51	14.669.871,51	0,00
Finanziamenti da gruppo Estero					
- DL Pinguino SA	-157.795.800,98		-157.795.800,98	157.795.800,98,	0,00
- Clim.Re	-1.499.764,91		-1.499.764,91	1.499.764,91	0,00
	-177.545.233,57	0,00	-177.545.233,57	173.965.437,40	-3.579.796,17
i verso fornitori					
Fornitori Italia	-55.115.352,34		-55.115.352,34		-55.115.352,34
Fornitori Estero	-30.740.559,35		-30.740.559,35		-30.740.559,35
Fornitori Assistenza Tecnica	-274.515,59		-274.515,59		-274.515,59
Fornitori Service Condizionamento	-264.847,38		-264.847,38		-264.847,38
Fornitori Agenti	-222.312,41		-222.312,41		-222.312,41
Totale Saldi Fornitori	-86.617.587,07	0,00	-86.617.587,07	0,00	-86.617.587,07
Pagamento fornitori	0,00	47.014.781,56	47.014.781,56		47.014.781,56
Subtotale Saldi Fornitori	-86.617.587,07	47.014.781,56	-39.602.805,51	0,00	-39.602.805,51
Debiti Commerciali v/Gruppo paese					
04 La Supercalor	-49.606,74		-49.606,74	49.606,74	0,00
15 Elba	-7.738.466,07	3.386.226,95	-4.352.239,12	4.352.239,12	0,00
16 Omas	-48.135,46	20.687,81	-27.447,65	27.447,65	0,00
17 Ariagel	-2.893.327,15		-2.893.327,15	2.893.327,15	0,00
19 Simac Vetrella	-26.395.621,90	12.765.379,11	-13.630.242,79	13.630.242,79	0,00
21 Nauta	-31.576,49	31.576,49	0,00		0,00
29 Liguria Ass.	-19.522,08	13.014,72	-6.507,36		-6.507,36
31 DL Radiators Spa	-13.333,13		-13.333,13	13.333,13	0,00
39 Climaveneta	-195.696,05		-195.696,05	195.696,05	0,00
59 Simon Fiduciaria	-4.893.242,28	4.174.387,55	-718.854,73	718.854,73	0,00
60 E-Services	-492.000,00	492.000,00	0,00	0,00	0,00
75 Ariete	-296.516,36	533,30	-295.983,06	295.983,06	0,00
1 Debiti Commerciali v/Gruppo Estero					
07 De'Longhi America	-2.864,07	2.139,64	-724,43	724,43	0,00
35 De'Longhi Japan	-369.212,39	27.834,06	-341.378,33	341.378,33	0,00
36 De'Longhi Deutschland	-2.735,00	2.735,00	0,00	0,00	0,00
58 De'Longhi Holding	-6.933,26		-6.933,26		-6.933,26
61 De'Longhi Clima Polska	-419,32		-419,32		-419,32
68 Parex	-3.209,00		-3.209,00		-3.209,00
72 Tricom	-166.223,73	111.264,96	-54.958,77		-54.958,77
79 Kenwood	-94,80		-94,80		-94,80
Totale Saldi Fornitori gruppo	-43.618.735,28	21.027.779,59	-22.590.955,69	22.525.133,83	-65.821,86
3 Totale Saldi Fornitori	-130.236.322,35	68.042.561,15	-62.193.761,20	22.525.133,83	-39.668.627,37

NOTAIO GIANCARLO ... IN TREVISO

(Importi in Euro)

	DESCRIZIONE	TOTALE 04/06/02	PAGAMENTO	SUBTOTALE Post-Pagamenti	CONSENSO	SALDO DA GARANTIRE
D10801	Fatture da ricevere per prestazione di	-10.471.399,18		-10.471.399,18		-10.471.399,18
D10803	Fatture da ricevere da agenti	-416.401,16		-416.401,16		-416.401,16
D10804	Fatture da ric. diff. Prezzo anno precedent	-242,35		-242,35		-242,35
D10812	Fatture da ricevere (automatico da MM)	-20.725.990,55		-20.725.990,55		-20.725.990,55
D31450	Fatture da ricevere gruppo Estero					
999934	De'Longhi Pinguino	-427.047,05		-427.047,05	427.047,05	0,00
999958	De'Longhi Holding	-3.961,62		-3.961,62		-3.961,62
999922	De' Longhi France	-1.143.046,32		-1.143.046,32	1.143.046,32	0,00
999936	De' Longhi Deutschland	-526.669,97		-526.669,97	526.669,97	0,00
999907	De' Longhi America	-1.282.210,84		-1.282.210,84	1.282.210,84	0,00
999914	De' Longhi Limited	-1.877.635,63		-1.877.635,63	1.877.635,63	0,00
999927	De' Longhi Nederland	-151.611,47		-151.611,47	151.611,47	0,00
999942	De' Longhi Canada	-142.754,53		-142.754,53	142.754,53	0,00
999967	Kenwood South Africa	-17.038,00		-17.038,00		-17.038,00
999969	Kenwood Plc.Singapore PTE Ltd	-21.520,00		-21.520,00		-21.520,00
999970	Kenwood Appliances Malaysia	-10.044,00		-10.044,00		-10.044,00
D31050	Fatture da ricevere gruppo Paese					
999939	Climaveneta	-133.750,00		-133.750,00	133.750,00	0,00
999919	Simac Vetrella	-289.200,00		-289.200,00	289.200,00	0,00
totale		-167.876.845,02	68.042.561,15	-99.834.283,87	28.499.059,64	-71.335.224,23
11) Debiti tributari						
B20201	Erario c/acconti imposta dirette	8.151.302,90	-8.151.302,90	0,00		0,00
B20204	Erario c/crediti IIDD	143.598,28	-143.598,28	0,00		0,00
B20208	Erario c/ritenute subite	175.833,68	-149.859,00	25.974,68		25.974,68
B20210	Erario c/ritenute estere	42.466,60	-38.365,00	4.101,60		4.101,60
B20211	Erario credito imposta dividendi	41.727,41	-41.514,00	213,41		213,41
B20212	Erario crediti imposte altri	673.921,82		673.921,82		673.921,82
D40101	Erario c/ritenute	-1.448.122,41	632.959,77	-815.162,64		-815.162,64
D40201	Erario c/debiti IIDD	-27.460.823,74	17.366.927,98	-10.093.895,76		-10.093.895,76
D40250	Altri debiti tributari	-19.443,60		-19.443,60		-19.443,60
totale		-19.699.539,06	9.475.248,57	-10.224.290,49	0,00	-10.224.290,49
12) Debiti verso ist.previdenza e sic.sociale						
D50101	Inps	-1.159.801,64	1.159.801,64	0,00		0,00
D50111	FASI - INPDAI	-98.560,12		-98.560,12		-98.560,12
D50112	Cassa Previdenza Assist.Dirigenti Grupp	-39.895,07		-39.895,07		-39.895,07
D50114	Fondo Previdenza Cometa	-39.827,73		-39.827,73		-39.827,73
totale		-1.338.084,56	1.159.801,64	-178.282,92	0,00	-178.282,92
13) Altri debiti						
B20101	dipendenti c/anticipi	-3.809,47		-3.809,47		-3.809,47
B20103	Personale c/buoni mensa	-16.515,23		-16.515,23		-16.515,23
D20101	personale C/stipendi	-2.572.817,62	2.571.266,05	-1.551,57		-1.551,57
D20102	personale C/ferie non godute	-4.760.772,04		-4.760.772,04		-4.760.772,04
D20103	Personale C/Mensilità Aggiuntiva	-1.541.489,82		-1.541.489,82		-1.541.489,82
D20104	Personale c/DPO	-698.034,01		-698.034,01		-698.034,01
D20105	Personale c/PDR	-1.525.584,95	959.925,13	-565.659,82		-565.659,82
D20107	Personale c/altri emolumenti	-905.177,04	750.000,00	-155.177,04		-155.177,04
D20201	Debiti anticipazioni e varie	-31.689,80		-31.689,80		-31.689,80
D20202	Fim-Fiom	-4.276,44		-4.276,44		-4.276,44
D20207	Associazione Industriale c/contributi	-6,55		-6,55		-6,55
D20212	Tratt. 1/5 stip. Dip.	-6.324,78		-6.324,78		-6.324,78
D31101	Altri debiti gruppo paese					
	- La Supercalor	-51.300,46		-51.300,46	51.300,46	0,00
	- Elba	-569.602,61		-569.602,61	569.602,61	0,00
	- De'Longhi Radiators SRL	-11,64		-11,64		-11,64
	- Climaveneta	-4.722.072,88		-4.722.072,88	4.722.072,88	0,00
	- Genesi	-698.212,11		-698.212,11	698.212,11	0,00
	- DL Radiators Spa	-11.552.071,50		-11.552.071,50	11.552.071,50	0,00
	- E-Services	-286.474,77		-286.474,77	286.474,77	0,00
D31501	Altri debiti gruppo estero					
	- De'Longhi do Brasil	-1,02		-1,02		-1,02
	- De' Longhi Pinguino	-1.018.441,84		-1.018.441,84	1.018.441,84	0,00
	- De' Longhi Soparfi	-392,87		-392,87		-392,87
totale		-30.965.079,45	4.281.191,18	-26.683.888,27	18.898.176,17	-7.785.712,10
Totale debiti		-567.491.289,60	82.958.802,54	-484.532.487,06	380.786.782,94	-103.745.704,12

Via L. Seitz, 47 - 31100 Treviso/Italy
Telefono 0422 4131
Telefax 0422 413736

Cap. Soc. Euro 448.500.000 i.v.
Reg. Imprese TV n. 41279 - R.E.A. TV n. 224758
Codice Fiscale 11570840154
Partita IVA 03162730265

ATTESTAZIONE DEL CONSIGLIO DI AMMINISTRAZIONE

Oggetto: **Fusione per incorporazione della società Simac Vetrella S.p.A. nella società De'Longhi S.p.A.**

Si attesta che alla data di deposito del progetto di fusione (4 giugno 2002) presso il Registro delle Imprese di Treviso, i creditori di De'Longhi S.p.A. sono solo quelli risultanti dall'elenco di dettaglio predisposto dal Consiglio di Amministrazione della società (qui allegato) e che nella contabilità sociale non figurano altri creditori oltre a quelli risultanti dal predetto elenco.

Treviso, 16 luglio 2002

De'Longhi S.p.A.
Il Consiglio di Amministrazione

Presidente	Giuseppe De'Longhi	
Vice-Presidente	Fabio De'Longhi	
Amministratore Delegato	Stefano Beraldo	
Consigliere	Giorgio Brunetti	
Consigliere	Carlo Garavaglia	
Consigliere	Giorgio Sandri	
Consigliere	Silvio Sartori	

COLLEGIO SINDACALE
DELLA SOCIETA' DE'LONGHI S.p.A.

NOT. STIZ DOTT. ADA - TREVISO		
ALLEGATO	N° REPERTORIO	N° FASCICOLO
C	75899	17461

ATTESTAZIONE

Oggetto: Fusione per incorporazione della società Simac Vetrella S.p.A. nella società De'Longhi S.p.A.

Si attesta che alla data di deposito del progetto di fusione (4 giugno 2002) presso il Registro delle Imprese di Treviso, i creditori della società De'Longhi S.p.A. sono solo quelli risultanti dall'elenco di dettaglio predisposto dal Consiglio di Amministrazione della società (qui allegato) e che nella contabilità sociale non figurano altri creditori oltre a quelli risultanti dal predetto elenco.

Con osservanza.

Treviso, 16 luglio 2002

De'Longhi S.p.A.
I Sindaci

Dr. Gianluca Ponzellini

Dr. Massimo Lanfranchi

Dr. Giancarlo Malerba

NOT. STIZ DOTT. ADA - TREVISO		
ALLEGATO	Nº REPERTORIO	Nº FASCICOLO
D	75899	17161

Simac-Vetrella Spa
CREDITORI COME DA SITUAZIONE PATRIMONIALE
(Importi in Euro)

	DESCRIZIONE	TOTALE 04/06/02	PAGAMENTO	Subtotale Post-pagamento	CONSENSO	SALDO DA GARANTIRE
C) Trattamento di fine Rapporto lavoro subordinato						
F10101	Fondo Trattamento Fine Rapporto	-1.836.979,23		-1.836.979,23		-1.836.979,23
		-1.836.979,23	0,00	-1.836.979,23	0,00	-1.836.979,23
D) Debiti						
3) Debiti verso banche						
E10336	Cassa Risparmio Venezia Ant.Fatture	-966.795,75		-966.795,75	966.795,75	0,00
E12006	Mutuo Cassa Risparmio Venezia	-5.647.963,37		-5.647.963,37	5.647.963,37	0,00
E12018	Mediocredito Lombardo medio termine	-10.395.356,33		-10.395.356,33	10.395.356,33	0,00
totale		-17.010.115,45	0,00	-17.010.115,45	17.010.115,45	0,00
4) Debiti verso altri finanziatori						
E30101	Ministero Ind.L.46	-2.145.711,72		-2.145.711,72		-2.145.711,72
E40101	Finanziamenti da gruppo paese					0,00
	De'Longhi Spa	-11.417.050,34		-11.417.050,34	11.417.050,34	0,00
E40201	Finanziamenti da gruppo Estero					0,00
	- DL Pinguino SA	-28.946,92		-28.946,92	28.946,92	0,00
E30106	Unicredit Factor	-582.074,99	582.074,99	0,00		0,00
totale		-14.173.783,97	582.074,99	-13.591.708,98	11.445.997,26	-2.145.711,72
6) Debiti verso fornitori						
D10101	Fornitori Italia	-21.234.988,09		-21.234.988,09		-21.234.988,09
D10201	Fornitori Estero	-3.321.965,09	709.495,32	-2.612.469,77		-2.612.469,77
D10601	Fornitori Agenti	-14.576,21		-14.576,21		-14.576,21
	Totale Saldi Fornitori	-24.571.529,39	709.495,32	-23.862.034,07	0,00	-23.862.034,07
	Pagamento fornitori		14.358.312,36	14.358.312,36		14.358.312,36
A	**Subtotale Saldi fornitori**	-24.571.529,39	15.067.807,68	-9.503.721,71	0,00	-9.503.721,71
D31001	*Debiti Commerciali v/Gruppo paese*					
999900	De' Longhi Spa	-5.753.438,91		-5.753.438,91	5.753.438,91	0,00
999917	Ariagel	-1.620,00		-1.620,00	1.620,00	0,00
999920	Effegici Srl	-51.411,06	32.818,26	-18.592,80		-18.592,80
999959	Simon Fiduciaria	-17.532,00	17.532,00	0,00		0,00
999960	E-Services	-26.000,00	26.000,00	0,00		0,00
D31401	*Debiti Commerciali v/Gruppo Estero*					
999907	De'Longhi America	-154,67	154,67	0,00		0,00
B	**Subtotale Saldi fornitori gruppo**	-5.850.156,64	76.504,93	-5.773.651,71	5.755.058,91	-18.592,80
A+B	**Totale Saldi Fornitori**	-30.421.686,03	15.144.312,61	-15.277.373,42	5.755.058,91	-9.522.314,51
D10801	Fatture da ricevere per prestazione di	-980.900,84		-980.900,84		-980.900,84
D10802	Fatture da ricevere (automatico da MM)	-4.175.376,78		-4.175.376,78		-4.175.376,78
D10803	Fatture da ricevere da agenti	-531.871,17		-531.871,17		-531.871,17
D10805	Fatture da ricevere conto/deposito	-79.167,50		-79.167,50		-79.167,50
D31450	Fatture da ricevere gruppo Estero					
999934	De'Longhi Pinguino	-5.789,38		-5.789,38	5.789,38	0,00
D31101	Altri debiti gruppo paese					
	- De' Longhi Spa	-1.187.848,51		-1.187.848,51	1.187.848,51	0,00
D31050	Fatture da ricevere gruppo Paese					
999900	De' Longhi Spa	-200.276,12		-200.276,12	200.276,12	0,00
totale		-37.582.916,33	15.144.312,61	-22.438.603,72	7.148.972,92	-15.289.630,80
11) Debiti tributari						
D40101	Erario c/ritenute	-289.403,24	116.691,36	-172.711,88		-172.711,88
B20201	Erario c/acconti imposte dirette	1.013.065,53	-1.013.065,53	0,00		0,00
D40201	Erario c/debiti II.DD.	-1.634.437,00	1.634.437,00	0,00		0,00
totale		-910.774,71	738.062,83	-172.711,88	0,00	-172.711,88
12) Debiti verso ist.previdenza e sic.sociale						
D50101	Inps	-289.243,98	225.931,00	-63.312,98		-63.312,98
D50111	FASI - INPDAI	-7.446,90		-7.446,90		-7.446,90
D50112	Cassa Previdenza Assist.Dirigenti Grupp	-3.361,91		-3.361,91		-3.361,91
D50114	Fondo Previdenza Cometa	-22.840,63		-22.840,63		-22.840,63
totale		-322.893,42	225.931,00	-96.962,42	0,00	-96.962,42
13) Altri debiti						
B20103	Personale c/buoni mensa	-2.113,67		-2.113,67		-2.113,67
D20101	personale C/stipendi	-639.200,95	639.200,95	0,00		0,00
D20102	personale C/ferie non godute	-911.491,79		-911.491,79		-911.491,79
D20103	Personale C/Mensilità Aggiuntive	-289.276,51		-289.276,51		-289.276,51
D20104	Personale c/DPO	-72.858,09		-72.858,09		-72.858,09
D20105	Personale c/PDR	-255.107,61	145.676,88	-109.430,73		-109.430,73
D20202	Fim-Fiom	-1.041,63		-1.041,63		-1.041,63
D20207	Associazione Industriale c/contributi	-519,16		-519,16		-519,16
D20212	Tratt. 1/5 stip. Dip.	-113,62		-113,62		-113,62
totale		-2.171.723,03	784.877,83	-1.386.845,20	0,00	-1.386.845,20
Totale debiti		-74.009.186,14	17.475.259,26	-56.533.926,88	35.605.085,63	[illegible]

SIMAC® vetrella®

SIMAC VETRELLA S.p.A.
SEDE SOCIALE E AMMINISTRATIVA - STABILIMENTO:
Via Serenissima, 32 - 31040 Gorgo al Monticano (TV)
Tel. 0422 714111 - Fax 0422 714217

Via Stazione, 26 - 30030 Cazzago di Pianiga (VE)
Tel. 041 5139611 - Fax Amm. Clienti 041 5139685
Fax Comm. Italia 041 5139682
Fax Comm. Estero +39 41 5139681
Cod. Fisc./Part. IVA 00857440267
R.E.A. N. 172015 C.C.I.A.A. TV
Iscr. reg. Impr. TV n. 00857440267
Capitale Sociale € 365.000 i.v.

NOT. STIZ DOTT. ADA - TREVISO		
ALLEGATO	N° REPERTORIO	N° FASCICOLO
E	175899	17161

NOTAIO IN TREVISO [redacted]

ATTESTAZIONE DEL CONSIGLIO DI AMMINISTRAZIONE

Oggetto: **Fusione per incorporazione della società Simac Vetrella S.p.A. nella società De'Longhi S.p.A.**

Si attesta che alla data di deposito del progetto di fusione (4 giugno 2002) presso il Registro delle Imprese di Treviso, i creditori della società Simac Vetrella S.p.A. sono solo quelli risultanti dall'elenco di dettaglio predisposto dal Consiglio di Amministrazione della società (qui allegato) e che nella contabilità sociale non figurano altri creditori oltre a quelli risultanti dal predetto elenco.

Gorgo al Monticano, 16 luglio 2002

Simac Vetrella S.p.A.
Il Consiglio di Amministrazione

Presidente	Fabio De'Longhi	
Amministratore Delegato	Dario Melò	
Consigliere	Giuseppe De'Longhi	
Consigliere	Stefano Beraldo	
Consigliere	Eliseo Marcolin	

F 75899 17161

ATTESTAZIONE DEL COLLEGIO SINDACALE
DELLA SOCIETA' SIMAC VETRELLA S.p.A.

Oggetto: **Fusione per incorporazione della società Simac Vetrella S.p.A. nella società De'Longhi S.p.A.**

Si attesta che alla data di deposito del progetto di fusione (4 giugno 2002) presso il Registro delle Imprese di Treviso, i creditori della società Simac Vetrella S.p.A. sono solo quelli risultanti dall'elenco di dettaglio predisposto dal Consiglio di Amministrazione della società (qui allegato) e che nella contabilità sociale non figurano altri creditori oltre a quelli risultanti dal predetto elenco.

Con osservanza.

Treviso, 16 luglio 2002

Simac Vetrella S.p.A.
I Sindaci

Dr. Giovanni Manzon

Dr.ssa Antonella Zamperetti

Dr. Vittorio Faldini

G 175899 | 17161

Banca Popolare di Vicenza 021401

Direzione Crediti - Segreteria

Ai Creditori di De' Longhi S.p.A.
di cui all'art. 2503 C.C.
e relativi all'operazione di fusione
indicata in premessa

Vicenza, 26 luglio 2002

Premesso:

- che la Società De' Longhi S.p.A. con sede legale in Treviso, Via Lodovico Seitz n.47, capitale sociale Euro 448.500.000,00.=(quattrocentoquarantottomilionicinquecentomila,00) iscritta al Registro delle Imprese di Treviso, C.F. 11570840154, n. REA 224758, ha deliberato nella Assemblea Straordinaria dei Soci tenutasi il 15.07.2002 l'approvazione del progetto di fusione per incorporazione della Società Simac Vetrella S.p.A. in De' Longhi S.p.A., progetto del 30.05.2002 depositato presso il Registro delle Imprese di Treviso in data 04.06.2002;

- che detta delibera è stata depositata presso il Registro delle Imprese della C.C.I.A.A. di Treviso in data 24.07.2002 ed iscritta in data 26.07.2002;

- che le predette Società intendono attuare la predetta fusione prima della scadenza del termine di 2 (due) mesi dalla data di iscrizione al Registro della C.C.I.A.A. di Treviso;

- che i debiti anteriori al progetto di fusione presso il Registro delle Imprese della C.C.I.A.A. di Treviso depositato in data 04.06.2002 per i quali non si è in possesso del consenso dei creditori previsto dall'art. 2503, I° comma del Codice Civile o che non siano stati pagati, ammontano ad Euro 59.000.000,00.=(cinquantanovemilioni/00);

- che per detto importo di Euro 59.000.000,00.=(cinquantanovemilioni/00) è necessario produrre al Registro delle Imprese della C.C.I.A.A. di Treviso una garanzia bancaria equivalente al deposito previsto dallo stesso art. 2503 fino alla scadenza del termine per l'eventuale opposizione da parte dei suddetti creditori, termine che scade il giorno 06.10.2002;

tutto ciò premesso:

la sottoscritta Banca Popolare di Vicenza S.c.p.a.r.l. con sede legale a Vicenza – Via Btg. Framarin n. 18, iscritta al Registro delle Imprese di Vicenza, C.F. 00204010243, in persona dei Signori in calce indicati, con i poteri loro conferiti dal Consiglio di Amministrazione, si costituisce fidejussore della Società De' Longhi S.p.A., con sede a Treviso, in Via Lodovico Seitz n. 47, fino all'ammontare massimo onnicomprensivo di Euro 59.000.000,00.=(cinquantanovemilioni/00) per il pagamento che dovesse essere richiesto da parte dei creditori di cui in premessa che ai sensi dell'art. 2503 del Codice Civile dovessero opporsi, entro 2 (due) mesi dalla data di iscrizione delle delibere di fusione, alla fusione della Società Simac Vetrella S.p.A. in De' Longhi S.p.A., fino all'esito dei relativi giudizi.

segue

****

Tale fidejussione la Banca sottoscritta presta e costituisce con formale rinuncia al beneficio della preventiva escussione del debitore principale, di cui all'art. 1944 del C.C., ed intende impegnarsi sin d'ora a semplice richiesta formale da inviarsi a mezzo lettera raccomandata a.r., a pagare immediatamente quella somma che verrà da Voi indicata come dovutaVi ma in ogni caso fino all'importo massimo omnicomprensivo di Euro 59.000.000,00.=(cinquantanovemilioni/00).

La presente fidejussione scadrà il 06.10.2002; trascorsi 15 (quindici) giorni da tale termine senza che sia pervenuta alla sottoscritta Banca richiesta di operatività, la stessa fidejussione, in deroga all'art. 1957 del Codice Civile, si intende automaticamente nulla e priva di qualsiasi efficacia ancorché non restituita.

La presente fidejussione viene rilasciata in n. 2 (due) esemplari a valere in un unico effetto.

Banca Popolare di Vicenza

Firmato:
Gelati Fausto nato a Quistello il 14/03/1949 - Dirigente
Pietrobon Renato nato a Castelfranco Veneto il 11/01/1952 – Direttore di 1°

ARCHIVIO NOTARILE DI GIANCARLO NOTAIO IN TREVISO

SEDE SOCIALE E CENTRALE IN NOVARA
28100 NOVARA - VIA NEGRONI, 12
CASELLA POSTALE 161 ABI 5608
CAPITALE SOCIALE EURO 300.000.000
INTERAMENTE VERSATO
ISCRITTA ALL'ALBO DELLE BANCHE
ADERENTE AL FONDO INTERBANCARIO
DI TUTELA DEI DEPOSITI
ADERENTE AL FONDO NAZIONALE DI GARANZIA
REGISTRO DELLE IMPRESE DI NOVARA
CODICE FISCALE E PARTITA I.V.A. 01848410039

BANCA POPOLARE DI NOVARA S.p.A.

GRUPPO BANCARIO BANCO POPOLARE DI VERONA E NOVARA

NOT. STIZ DOTT. ADA - TREVISO		
ALLEGATO	N° REPERTORIO	N° FASCICOLO
H	75899	17161

AREA DI VENEZIA

CREDITI
Settore Fidi - Zona Territoriale di Belluno

Venezia Mestre, 29 luglio 2002
n.

Spett.le
Creditori di De'Longhi S.p.A.
di cui all'art.2503 C.C.

Fidejussione n. 840/2700260

Premesso :

- che la società De' Longhi S.p.A. con sede legale in Treviso, Via Lodovico Seitz n.47, capitale sociale Euro 448.500.000,00 (euro quattrocentoquarantaottomilionicinquecentomila,00) iscritta al Registro delle Imprese di Treviso, C.F. 11570840154, n.REA 224758, ha deliberato nella Assemblea Straordinaria dei Soci tenutasi il 15/07/2002 l'approvazione del progetto di fusione per incorporazione della Società Simac Vetrella S.p.A. in De' Longhi S.p.A., progetto del 30/05/2002 depositato presso il Registro delle Imprese di Treviso in data 04/06/2002;
- che detta delibera è stata depositata presso il registro delle Imprese della C.C.I.A.A. di Treviso in data 24/07/2002 ed iscritta in data 26/07/2002;
- che le predette Società intendono attuare la predetta fusione prima della scadenza del termine di 2 (due) mesi dalla data di iscrizione al Registro della C.C.I.A.A. di Treviso;
- che i debiti anteriori al progetto di fusione presso il Registro delle Imprese della C.C.I.A.A. di Treviso depositato in data 04/06/2002 per i quali non si è in possesso del consenso dei creditori previsto dall'art.2503, I° comma del Codice Civile o che non siano stati pagati, ammontano ad Euro 46.000.000,00 (euro quarantaseimilioni,00);
- che per detto importo di Euro 46.000.000,00 (euro quarantaseimilioni,00) è necessario produrre al Registro delle Imprese della C.C.I.A.A. di Treviso una garanzia bancaria equivalente al deposito previsto dallo stesso art.2503 fino alla scadenza del termine per l'eventuale opposizione da parte dei suddetti creditori, termine che scade il giorno 06/10/2002.

tutto ciò premesso

la sottoscritta BANCA POPOLARE DI NOVARA S.p.A. – Area Territoriale di Venezia – Piazza XXVII Ottobre n.54 30172 Mestre (VE), in persona dei Signori in calce indicati, con i poteri loro conferiti dal Consiglio di Amministrazione, si costituisce fideiussore della Società De'Longhi S.p.A., con sede a Treviso in Via Lodovico Seitz n.47, fino all'ammontare massimo onnicomprensivo di Euro 46.000.000,00 (euro quarantaseimilioni,00) per il pagamento che dovesse essere richiesto da parte dei creditori di cui in premessa che ai sensi dell'art.2503 del Codice Civile dovessero opporsi entro 2 (due) mesi dalla data di iscrizione delle delibere di fusione, alla fusione della Società Simac Vetrella S.p.A. in De' Longhi S.p.A..

Tale fideiussione la Banca sottoscritta presta e costituisce con formale rinuncia al beneficio della preventiva escussione del debitore principale, di cui all'art.1944 del C.C., ed intende impegnarsi sin d'ora a semplice richiesta formale da inviarsi a mezzo lettera raccomandata A.R., a pagare immediatamente quella somma che verrà da Voi indicata come dovutaVi ma in ogni caso fino all'importo massimo onnicomprensivo di Euro 46.000.000,00 (euro quarantaseimilioni,00).

La presente fideiussione scadrà il 06/10/2002, trascorsi 15 (quindici) giorni da tale termine senza che sia pervenuta alla sottoscritta Banca richiesta di operatività, la stessa fideiussione, in deroga all'art.1957 del Codice Civile, si intende automaticamente nulla e priva di qualsiasi efficacia ancorché non restituita.

La presente fideiussione viene rilasciata in n.2 (due) esemplari a valere in un unico effetto.

BANCA POPOLARE DI NOVARA S.p.A.
Area Territoriale di Venezia

UniCredit Banca
Credito Italiano

NOT. STIZ DOTT. ADA - TREVISO

ALLEGATO	N° REPERTORIO	N° FASCICOLO
1	45899	17161

Spett.le
SIMAC VETRELLA SPA
Via Serenissima 32
GORGO AL MONTICANO
(Treviso)

Treviso, 29 luglio 2002

Premesso:

- che la società Simac Vetrella S.p.A. con sede legale in Gorgo al Monticano (TV), via Serenissima n.32, capitale sociale Euro 365.000,00 (trecentosessantacinquemila,00) iscritta al Registro delle Imprese di Treviso, C.F. 00857440267, n. REA 172015, ha deliberato nella Assemblea Straordinaria dei Soci tenutasi il 15.07.2002 l'approvazione del progetto di fusione per incorporazione della Società Simac Vetrella S.p.A. in De'Longhi S.p.A., progetto del 30.05.2002 depositato presso il Registro delle Imprese di Treviso in data 04.06.2002;
- che detta delibera è stata iscritta presso il Registro delle Imprese della C.C.I.A.A. di Treviso in data 19.07.2002;
- che le predette Società intendono attuare la predetta fusione prima della scadenza del termine di 2 (due) mesi dalla data di iscrizione al Registro della C.C.I.A.A. di Treviso di cui all'art. 2503 C.C., utilizzando i meccanismi previsti dallo stesso articolo, costituiti o dal consenso dei creditori o dal deposito delle somme per i creditori che non abbiano espresso il loro consenso;
- che a tal fine si rende necessario depositare presso un Istituto di Credito la somma occorrente per il pagamento dei creditori sociali della società in indirizzo – anteriori agli adempimenti di cui al terzo e quarto comma dell'art. 2501 bis C.C., così come richiamati dall'art. 2503 C.C. – che non hanno rilasciato il consenso;

tutto ciò premesso, Vi confermiamo

- che è stato costituito presso le ns. casse un deposito pari a Euro 21.000.000 (ventunomilioni,00) a garanzia del pieno e puntuale adempimento delle obbligazioni assunte nei confronti dei creditori della Simac Vetrella S.p.A. risultanti al momento del deposito del progetto di fusione presso il Registro delle Imprese della C.C.I.A.A. di Treviso avvenuto in data 04.06.2002 per i quali non si è in possesso del consenso dei creditori previsto dall'art. 2503, I° comma del Codice Civile o che non siano stati pagati;
- successivamente alla scadenza del termine per l'eventuale opposizione da parte dei suddetti creditori, termine che scade il giorno 29.09.2002, il predetto deposito verrà liberato contro produzione del certificato del Tribunale di Treviso attestante che, nel termine di legge, non sono state presentate opposizioni all'operazione di fusione da parte dei creditori, come sopra individuati, della Simac Vetrella S.p.A..

Resta comunque inteso che, in caso di opposizione, l'importo corrispondente all'ammontare dei crediti degli opponenti resterà depositato presso la sottoscritta Banca fino all'esito definitivo dei relativi giudizi e la Banca si obbliga al pagamento delle somme che risultassero dovute ai creditori della società in indirizzo a conclusione del giudizio di opposizione.

Distinti saluti.

UniCredit Banca Spa
Credito Italiano

L 175899 | 17161

GLP S.r.l.

Sede principale

P.le Cavedalis 6/2 - 33100 UDINE
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Sedi secondarie

MILANO - PERUGIA – ZURIGO – REPUBBLICA DI SAN MARINO

Situazione titoli al 30/7/2002

a nome SIMAC-VETRELLA SPA

GLP declina ogni responsabilità per qualunque modifica apportata da terzi senza la sua preventiva autorizzazione scritta.

glp
Tel. 0432 506388 - Fax 0432 507735
E-Mail: glp@glp.it http://www.glp.it

SIMAC-VETRELLA SPA

Famiglia di Brevetto : 89 7933 0

Rif./Cliente:		Rif./ GLP:	89 7933 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	APPARECCHIO DI PULIZIA MULTIFUNZIONALE						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	83340 A/89	Data Deposito:	23/02/1989				
Nr. Brevetto:	1.234.176	Data Concessione:	05/05/1992	Durata :	20 Anni	Data Scadenza:	23/02/2009
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Famiglia di Brevetto : 90 8955 0

Rif./Cliente:		Rif./ GLP:	90 8955 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	SERBATOIO PER ELETTRODOMESTICI DI PULIZIA						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	83398 A/90	Data Deposito:	29/05/1990				
Nr. Brevetto:	1.242.210	Data Concessione:	02/03/1994	Durata :	20 Anni	Data Scadenza:	29/05/2010
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
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Famiglia di Brevetto : C1 1520 0

Rif./Cliente:		Rif./ GLP:	C1 1520 0	Tipo Diritto:	MU MODELLO DI UTILITA'		
Titolo:	BOCCHETTA LAVASCIUGAVETRI						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	UD 93 U 000003	Data Deposito:	10/02/1993				
Nr. Brevetto:	00231009	Data Concessione:	05/07/1999	Durata :	10 Anni	Data Scadenza:	10/02/2003
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
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Famiglia di Brevetto : C1 2312 0

Rif./Cliente:		Rif./ GLP:	C1 2312 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	SERBATOIO PER APPARECCHIO DI PULITURA MULTIFUNZIONALE						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	UD 93 A 000256	Data Deposito:	22/12/1993				
Nr. Brevetto:	1.262.257	Data Concessione:	19/06/1996	Durata :	20 Anni	Data Scadenza:	22/12/2013
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
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Rif./Cliente: Rif./ GLP: E1 3969 0 Tipo Diritto: MU MODELLO DI UTILITA'

Titolo: BOCCHETTA DI PULITURA ASPIRANTE CON INIETTORE REGOLAB.

Titolare : SIMAC-VETRELLA SPA

Stato: IT ITALIA

Nr. Domanda: UD 95 U 000018 Data Deposito: 12/04/1995

Nr. Brevetto: 239058 Data Concessione: 19/02/2001 Durata : 10 Anni Data Scadenza: 12/04/2005

Priorità 1 : Data Priorità 1: Priorità 2 : Data Priorità 2:

Priorità 3 : Data Priorità 3: Priorità 4 : Data Priorità 4:

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Titolo: BOCCHETTA PULITURA ASPIRANTE CON SPAZZOLA INCORPORATA

Titolare : SIMAC-VETRELLA SPA

Stato: IT ITALIA

Nr. Domanda: UD 95 U 000029 Data Deposito: 09/06/1995

Nr. Brevetto: 239063 Data Concessione: 19/02/2001 Durata : 10 Anni Data Scadenza: 09/06/2005

Priorità 1 : Data Priorità 1: Priorità 2 : Data Priorità 2:

Priorità 3 : Data Priorità 3: Priorità 4 : Data Priorità 4:

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Titolo: BOCCHETTA MULTIUSO PER APPARECCHI DI PULIZIA

Titolare : SIMAC-VETRELLA SPA

Stato: IT ITALIA

Nr. Domanda: UD96A000078 Data Deposito: 15/05/1996

Nr. Brevetto: 1.288.903 Data Concessione: 25/09/1998 Durata : 20 Anni Data Scadenza: 15/05/2016

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Priorità 3 : Data Priorità 3: Priorità 4 : Data Priorità 4:

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Titolo: GRUPPO SEPARATORE PER MACCHINE ASPIRAPOLVERE A BAGNO...

Titolare : SIMAC-VETRELLA SPA

Stato: IT ITALIA

Nr. Domanda: UD 97 A 000121 Data Deposito: 10/07/1997

Nr. Brevetto: 1.295.163 Data Concessione: 30/04/1999 Durata : 20 Anni Data Scadenza: 10/07/2017

Priorità 1 : Data Priorità 1: Priorità 2 : Data Priorità 2:

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Rif./Cliente: Rif./ GLP: H1 8028 1 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: GRUPPO SEPARATORE PER MACCHINE ASPIRAPOLVERE A BAGNO..
Titolare: VETRELLA SPA
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Titolo: DISPOSITIVO MULTIFUNZIONALE X GENERAZIONE ISTANTANEA..
Titolare: SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 97 A 000164 Data Deposito: 22/09/1997
Nr. Brevetto: 1.297.269 Data Concessione: 09/08/1999 Durata: 20 Anni Data Scadenza: 22/09/2017
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Rif./Cliente: Rif./ GLP: G1 7169 0 Tipo Diritto: BI BREVETTO PER INVENZIONE
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Titolare: SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 97 A 000219 Data Deposito: 26/11/1997
Nr. Brevetto: 1.296.721 Data Concessione: 15/07/1999 Durata: 20 Anni Data Scadenza: 26/11/2017
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NOTAIO IN TREVISO GIANCARLO DI ADA STIZ

Rif./Cliente:		Rif./ GLP:	I1 9091 1	Tipo Diritto:	BI BREVETTO PER INVENZIONE
Titolo:	APPARECCHIO DI PULIZIA A VAPORE				
Titolare :	SIMAC-VETRELLA SPA				
Stato:	CA CANADA				
Nr. Domanda:	2 278 527	Data Deposito:	24/11/1998		
Nr. Brevetto:		Data Concessione:		Durata :	00 Anni
Priorità 1 :	IT UD97A000219	Data Priorità 1:	26/11/1997	Priorità 2 :	
Priorità 3 :		Data Priorità 3:		Priorità 4 :	
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Data Scadenza:
Data Priorità 2:
Data Priorità 4:

Rif./Cliente:		Rif./ GLP:	I1 9094 1	Tipo Diritto:	BI BREVETTO PER INVENZIONE
Titolo:	APPARECCHIO DI PULIZIA A VAPORE				
Titolare :	SIMAC-VETRELLA SPA				
Stato:	EP BREVETTO EUROPEO				
Nr. Domanda:	98952975.5	Data Deposito:	24/11/1998		
Nr. Brevetto:		Data Concessione:		Durata :	20 Anni
Priorità 1 :	IT UD97A000219	Data Priorità 1:	26/11/1997	Priorità 2 :	
Priorità 3 :		Data Priorità 3:		Priorità 4 :	
Diritti Multipli:	AT BE DL ES FR GB GR IT NL PT				
Note:					

Data Scadenza: 24/11/2018
Data Priorità 2:
Data Priorità 4:

Rif./Cliente:		Rif./ GLP:	I1 9092 1	Tipo Diritto:	BI BREVETTO PER INVENZIONE
Titolo:	APPARECCHIO DI PULIZIA A VAPORE				
Titolare :	SIMAC-VETRELLA SPA				
Stato:	JP GIAPPONE				
Nr. Domanda:	528022/99	Data Deposito:	24/11/1998		
Nr. Brevetto:		Data Concessione:		Durata :	00 Anni
Priorità 1 :	IT UD97A000219	Data Priorità 1:	26/11/1997	Priorità 2 :	
Priorità 3 :		Data Priorità 3:		Priorità 4 :	
Diritti Multipli:					
Note:					

Data Scadenza:
Data Priorità 2:
Data Priorità 4:

Rif./Cliente:		Rif./ GLP:	I1 9093 1	Tipo Diritto:	BI BREVETTO PER INVENZIONE
Titolo:	APPARECCHIO DI PULIZIA A VAPORE				
Titolare :	SIMAC-VETRELLA SPA				
Stato:	US STATI UNITI				
Nr. Domanda:	09/355,107	Data Deposito:	24/11/1998		
Nr. Brevetto:	6,289,551	Data Concessione:	18/09/2001	Durata :	20 Anni
Priorità 1 :	IT UD97A000219	Data Priorità 1:	26/11/1997	Priorità 2 :	
Priorità 3 :		Data Priorità 3:		Priorità 4 :	
Diritti Multipli:					
Note:					

Data Scadenza: 24/11/2018
Data Priorità 2:
Data Priorità 4:

Famiglia di Brevetto : H1 7792 0

Rif./Cliente:		Rif./ GLP:	H1 7795 1	Tipo Diritto:	MM MODELLO MULTIPLO
Titolo:	BASE + FERRO 501				
Contitolare :	MICROMAX-SIMAC SRL				
Stato:	GB GRAN BRETAGNA				
Nr. Domanda:	1052321	Data Deposito:	01/03/1988		
Nr. Brevetto:	1052321	Data Concessione:	15/02/1989	Durata :	20 Anni
Priorità 1 :	IT 20760 B/88	Data Priorità 1:	01/03/1988	Priorità 2 :	
Priorità 3 :		Data Priorità 3:		Priorità 4 :	
Diritti Multipli:					
Note:					

Data Scadenza: 01/03/2008
Data Priorità 2:
Data Priorità 4:

glp
33100 UDINE - ITALIA
Tel. 0432 506388 - Fax 0432 507735
E-Mail: glp@glp.it http://www.glp.it

Rif./Cliente:		Rif./ GLP:	H1 7792 0	Tipo Diritto:	MM MODELLO MULTIPLO		
Titolo:	BASE + FERRO 501						
Contitolare :	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	20760 B/88	Data Deposito:	01/03/1988				
Nr. Brevetto:	53,353	Data Concessione:	12/03/1990	Durata :	25 Anni	Data Scadenza:	01/03/2013
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	H1 7796 1	Tipo Diritto:	MO MODELLO ORNAMENTALE		
Titolo:	BASE + FERRO 501						
Contitolare :	MICROMAX-SIMAC SRL						
Stato:	IM MODELLO INTERNAZIONALE						
Nr. Domanda:	DM/011289-DM/011290	Data Deposito:	05/07/1988				
Nr. Brevetto:		Data Concessione:		Durata :	05 Anni	Data Scadenza:	05/07/2003
Priorità 1 :	IT 20760 B/88	Data Priorità 1:	01/03/1988	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:	BX CH DL FR						
Note:							

Rif./Cliente:		Rif./ GLP:	H1 7799 1	Tipo Diritto:	MM MODELLO MULTIPLO		
Titolo:	BASE + FERRO 501						
Contitolare :	MICROMAX INTERNATIONAL SRL						
Stato:	SE SVEZIA						
Nr. Domanda:	881647	Data Deposito:	08/07/1988				
Nr. Brevetto:	45985	Data Concessione:	26/07/1989	Durata :	15 Anni	Data Scadenza:	08/07/2003
Priorità 1 :	IT 20760 B/88	Data Priorità 1:	01/03/1988	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	H1 7799 1	Tipo Diritto:	MM MODELLO MULTIPLO		
Titolo:	BASE + FERRO 501						
Contitolare :	MICROMAX INTERNATIONAL SRL						
Stato:	SE SVEZIA						
Nr. Domanda:	881648	Data Deposito:	08/07/1988				
Nr. Brevetto:	45555	Data Concessione:	03/05/1989	Durata :	15 Anni	Data Scadenza:	08/07/2003
Priorità 1 :	IT 20760 B/88	Data Priorità 1:	01/03/1988	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	H1 7796 1	Tipo Diritto:	MM MODELLO MULTIPLO		
Titolo:	BASE + FERRO 501						
Contitolare :	MICROMAX-SIMAC SRL						
Stato:	ES SPAGNA						
Nr. Domanda:	116525	Data Deposito:	21/07/1988				
Nr. Brevetto:	116525	Data Concessione:	03/03/1989	Durata :	20 Anni	Data Scadenza:	03/03/2009
Priorità 1 :	IT 20760 B/88	Data Priorità 1:	01/03/1988	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

glp
Tel. 0432 506388 - Fax 0432 507735
E-Mail: glp@glp.it http://www.glp.it

Rif./Cliente:		Rif./ GLP:	H1 7800 1	Tipo Diritto:	MM MODELLO MULTIPLO		
Titolo:	BASE + FERRO 501						
Contitolare :	MICROMAX-SIMAC SRL						
Stato:	US STATI UNITI						
Nr. Domanda:	240,900	Data Deposito:	01/09/1988				
Nr. Brevetto:	Des 309362	Data Concessione:	17/07/1990	Durata :	14 Anni	Data Scadenza:	17/07/2004
Priorità 1 :	IT 20760 B/88	Data Priorità 1:	01/03/1988	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	H1 7800 1	Tipo Diritto:	MM MODELLO MULTIPLO		
Titolo:	BASE + FERRO 501						
Contitolare :	MICROMAX-SIMAC SRL						
Stato:	US STATI UNITI						
Nr. Domanda:	240,899	Data Deposito:	01/09/1988				
Nr. Brevetto:	Des 320100	Data Concessione:	17/09/1991	Durata :	14 Anni	Data Scadenza:	17/09/2005
Priorità 1 :	IT 20760 B/88	Data Priorità 1:	01/03/1988	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	H1 7795 1	Tipo Diritto:	MM MODELLO MULTIPLO		
Titolo:	BASE + FERRO 501						
Contitolare :	MICROMAX-SIMAC SRL						
Stato:	GB GRAN BRETAGNA						
Nr. Domanda:	1052343	Data Deposito:	01/03/1998				
Nr. Brevetto:	1052343	Data Concessione:	15/02/1989	Durata :	20 Anni	Data Scadenza:	01/03/2008
Priorità 1 :	IT 20760 B/88	Data Priorità 1:	01/03/1988	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Famiglia di Brevetto : H1 7806 0

Rif./Cliente:		Rif./ GLP:	H1 7806 0	Tipo Diritto:	MO MODELLO ORNAMENTALE		
Titolo:	MACCHINA IMPASTATRICE AD USO DOMESTICO						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	021496	Data Deposito:	17/07/1990				
Nr. Brevetto:	59428	Data Concessione:	21/06/1993	Durata :	25 Anni	Data Scadenza:	17/07/2015
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	H1 7808 1	Tipo Diritto:	MO MODELLO ORNAMENTALE		
Titolo:	MACCHINA IMPASTATRICE AD USO DOMESTICO						
Titolare :	MICROMAX-SIMAC SRL						
Stato:	US STATI UNITI						
Nr. Domanda:	642,362	Data Deposito:	17/01/1991				
Nr. Brevetto:	Des 343762	Data Concessione:	01/02/1994	Durata :	14 Anni	Data Scadenza:	01/02/2008
Priorità 1 :	IT 21496 B/90	Data Priorità 1:	17/07/1990	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Famiglia di Brevetto : H1 7809 0

Rif./Cliente: | Rif./ GLP: H1 7809 0 | Tipo Diritto: MO MODELLO ORNAMENTALE
Titolo: MACCHINA PER FARE LA PASTA
Contitolare : SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: 21889 B/87 | Data Deposito: 26/06/1987
Nr. Brevetto: 50653 | Data Concessione: 11/01/1989 | Durata : 25 Anni | Data Scadenza: 26/06/2012
Priorità 1 : | Data Priorità 1: | Priorità 2 : | Data Priorità 2:
Priorità 3 : | Data Priorità 3: | Priorità 4 : | Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: | Rif./ GLP: H1 7812 1 | Tipo Diritto: MO MODELLO ORNAMENTALE
Titolo: MACCHINA PER FARE LA PASTA
Contitolare : MICROMAX-SIMAC SRL
Stato: GB GRAN BRETAGNA
Nr. Domanda: 1050962 | Data Deposito: 25/05/1988
Nr. Brevetto: 1050962 | Data Concessione: 25/05/1988 | Durata : 15 Anni | Data Scadenza: 25/05/2003
Priorità 1 : | Data Priorità 1: | Priorità 2 : | Data Priorità 2:
Priorità 3 : | Data Priorità 3: | Priorità 4 : | Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: | Rif./ GLP: H1 7813 1 | Tipo Diritto: MO MODELLO ORNAMENTALE
Titolo: MACCHINA PER FARE LA PASTA
Contitolare : MICROMAX-SIMAC SRL
Stato: IM MODELLO INTERNAZIONALE
Nr. Domanda: DM/011021 | Data Deposito: 25/05/1988
Nr. Brevetto: | Data Concessione: | Durata : 05 Anni | Data Scadenza: 25/05/2003
Priorità 1 : | Data Priorità 1: | Priorità 2 : | Data Priorità 2:
Priorità 3 : | Data Priorità 3: | Priorità 4 : | Data Priorità 4:
Diritti Multipli: BX CH DL FR
Note:

Rif./Cliente: | Rif./ GLP: H1 7815 1 | Tipo Diritto: MO MODELLO ORNAMENTALE
Titolo: MACCHINA PER FARE LA PASTA
Contitolare : MICROMAX INTERNATIONAL SRL
Stato: SE SVEZIA
Nr. Domanda: 881315 | Data Deposito: 30/05/1988
Nr. Brevetto: 45332 | Data Concessione: 22/03/1989 | Durata : 15 Anni | Data Scadenza: 30/05/2003
Priorità 1 : | Data Priorità 1: | Priorità 2 : | Data Priorità 2:
Priorità 3 : | Data Priorità 3: | Priorità 4 : | Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: | Rif./ GLP: H1 7816 1 | Tipo Diritto: MO MODELLO ORNAMENTALE
Titolo: MACCHINA PER FARE LA PASTA
Contitolare : MICROMAX-SIMAC SRL
Stato: US STATI UNITI
Nr. Domanda: 212,408 | Data Deposito: 27/06/1988
Nr. Brevetto: Des 325852 | Data Concessione: 05/05/1992 | Durata : 14 Anni | Data Scadenza: 05/05/2006
Priorità 1 : | Data Priorità 1: | Priorità 2 : | Data Priorità 2:
Priorità 3 : | Data Priorità 3: | Priorità 4 : | Data Priorità 4:
Diritti Multipli:
Note:


NOTAIO IN TREVISO
GIANCARLO

Famiglia di Brevetto : H1 7836 0

Rif./Cliente:		Rif./ GLP:	H1 7836 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	DISP.REGOLAZIONE FLUSSO DI VAPORE IN ELETTRODOMESTICI						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	DL GERMANIA						
Nr. Domanda:	96830630.8	Data Deposito:	18/12/1996				
Nr. Brevetto:	0849521	Data Concessione:	16/08/2001	Durata :	20 Anni	Data Scadenza:	18/12/2016
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	H1 7836 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	DISP.REGOLAZIONE FLUSSO DI VAPORE IN ELETTRODOMESTICI						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	ES SPAGNA						
Nr. Domanda:	96830630.8	Data Deposito:	18/12/1996				
Nr. Brevetto:	0849521	Data Concessione:	16/08/2001	Durata :	20 Anni	Data Scadenza:	18/12/2016
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	H1 7836 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	DISP.REGOLAZIONE FLUSSO DI VAPORE IN ELETTRODOMESTICI						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	FR FRANCIA						
Nr. Domanda:	96830630.8	Data Deposito:	18/12/1996				
Nr. Brevetto:	0849521	Data Concessione:	16/08/2001	Durata :	20 Anni	Data Scadenza:	18/12/2016
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	H1 7836 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	DISP.REGOLAZIONE FLUSSO DI VAPORE IN ELETTRODOMESTICI						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	GR GRECIA						
Nr. Domanda:	96830630.8	Data Deposito:	18/12/1996				
Nr. Brevetto:	0849521	Data Concessione:	16/08/2001	Durata :	20 Anni	Data Scadenza:	18/12/2016
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	H1 7836 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	DISP.REGOLAZIONE FLUSSO DI VAPORE IN ELETTRODOMESTICI						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	96830630.8	Data Deposito:	18/12/1996				
Nr. Brevetto:	0849521	Data Concessione:	16/08/2001	Durata :	20 Anni	Data Scadenza:	18/12/2016
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Famiglia di Brevetto : H1 7837 0

Rif./Cliente: Rif./ GLP: H1 7837 0 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: PIASTRA EROGATRICE DI VAPORE PER FERRI DA STIRO
Titolare: SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: 19268 A/87 Data Deposito: 05/02/1987
Nr. Brevetto: 1215349 Data Concessione: 08/02/1990 Durata: 20 Anni Data Scadenza: 05/02/2007
Priorità 1: Data Priorità 1: Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: Rif./ GLP: H1 7784 1 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: PIASTRA EROGATRICE DI VAPORE X FERRI DA STIRO A VAPORE
Titolare: SIMAC-VETRELLA SPA
Stato: DL GERMANIA
Nr. Domanda: 88830229.6 Data Deposito: 20/05/1988
Nr. Brevetto: 0342302 Data Concessione: 24/06/1992 Durata: 20 Anni Data Scadenza: 20/05/2008
Priorità 1: Data Priorità 1: Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: Rif./ GLP: H1 7784 1 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: PIASTRA EROGATRICE DI VAPORE X FERRI DA STIRO A VAPORE
Titolare: SIMAC-VETRELLA SPA
Stato: FR FRANCIA
Nr. Domanda: 88830229.6 Data Deposito: 20/05/1988
Nr. Brevetto: 0342302 Data Concessione: 24/06/1992 Durata: 20 Anni Data Scadenza: 20/05/2008
Priorità 1: Data Priorità 1: Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: Rif./ GLP: H1 7784 1 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: PIASTRA EROGATRICE DI VAPORE X FERRI DA STIRO A VAPORE
Titolare: SIMAC-VETRELLA SPA
Stato: GR GRECIA
Nr. Domanda: 88830229.6 Data Deposito: 20/05/1988
Nr. Brevetto: 0342302 Data Concessione: 24/06/1992 Durata: 20 Anni Data Scadenza: 20/05/2008
Priorità 1: Data Priorità 1: Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto : H1 7968 0

Rif./Cliente:
Rif./ GLP: H1 7968 0
Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: APPARECCHIATURA PER LA PRODUZIONE DI PASTA ALIMENTARE
Titolare : SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 98 A 000138 | Data Deposito: 30/07/1998
Nr. Brevetto: 1.300.127 | Data Concessione: 03/05/2000 | Durata : 20 Anni | Data Scadenza: 30/07/2018
Priorità 1 : | Data Priorità 1: | Priorità 2 : | Data Priorità 2:
Priorità 3 : | Data Priorità 3: | Priorità 4 : | Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente:
Rif./ GLP: L2 1183 1
Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: APPARECCHIATURA PER LA PRODUZIONE DI PASTA ALIMENTARE
Titolare : SIMAC-VETRELLA SPA
Stato: EP BREVETTO EUROPEO
Nr. Domanda: 99926693.5 | Data Deposito: 06/07/1999
Nr. Brevetto: | Data Concessione: | Durata : 20 Anni | Data Scadenza: 06/07/2019
Priorità 1 : IT UD98A000138 | Data Priorità 1: 30/07/1998 | Priorità 2 : | Data Priorità 2:
Priorità 3 : | Data Priorità 3: | Priorità 4 : | Data Priorità 4:
Diritti Multipli: AT BE CH CY DK DL ES FI FR GB GR IE IT LI LU MC NL PT SE
Note:

Rif./Cliente:
Rif./ GLP: L2 1184 1
Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: APPARECCHIATURA PER LA PRODUZIONE DI PASTA ALIMENTARE
Titolare : SIMAC-VETRELLA SPA
Stato: US STATI UNITI
Nr. Domanda: 09/744,807 | Data Deposito: 06/07/1999
Nr. Brevetto: 6,312,246 | Data Concessione: 06/11/2001 | Durata : 20 Anni | Data Scadenza: 06/07/2019
Priorità 1 : IT UD98A000138 | Data Priorità 1: 30/07/1998 | Priorità 2 : | Data Priorità 2:
Priorità 3 : | Data Priorità 3: | Priorità 4 : | Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto : H1 7969 0

Rif./Cliente:
Rif./ GLP: H1 7969 0
Tipo Diritto: MU MODELLO DI UTILITA'
Titolo: ELICA PER MANTECARE GELATO
Titolare : SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 98 U 000032 | Data Deposito: 12/06/1998
Nr. Brevetto: | Data Concessione: | Durata : 10 Anni | Data Scadenza: 12/06/2008
Priorità 1 : | Data Priorità 1: | Priorità 2 : | Data Priorità 2:
Priorità 3 : | Data Priorità 3: | Priorità 4 : | Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente:		Rif./ GLP:	H1 7970 1	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	APPARECCHIO X PRODUZIONE DI GELATO CON RECIPIENTE...						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	UD 98 A 000121	Data Deposito:	10/07/1998				
Nr. Brevetto:	1.300.111	Data Concessione:	03/05/2000	Durata :	20 Anni	Data Scadenza:	10/07/2018
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	L2 1185 1	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	APPARECCHIO PER PRODUZIONE DI GELATO CON RECIPIENTE...						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	EP BREVETTO EUROPEO						
Nr. Domanda:	99923782.9	Data Deposito:	09/06/1999				
Nr. Brevetto:		Data Concessione:		Durata :	20 Anni	Data Scadenza:	09/06/2019
Priorità 1 :	IT UD98U000032	Data Priorità 1:	12/06/1998	Priorità 2 :	IT UD98A000121	Data Priorità 2:	10/07/1998
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:	AT BE CH DK DL ES FI FR GB GR IT LI NL PT SE						
Note:							

Rif./Cliente:		Rif./ GLP:	L2 1186 1	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	APPARECCHIO PER PRODUZIONE DI GELATO CON RECIPIENTE...						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	US STATI UNITI						
Nr. Domanda:	09/719,349	Data Deposito:	09/06/1999				
Nr. Brevetto:	6,267,049	Data Concessione:	31/07/2001	Durata :	20 Anni	Data Scadenza:	09/06/2019
Priorità 1 :	IT UD98U000032	Data Priorità 1:	12/06/1998	Priorità 2 :	IT UD98A000121	Data Priorità 2:	10/07/1998
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Famiglia di Brevetto : I1 8705 0

Rif./Cliente:		Rif./ GLP:	I1 8705 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	MACCHINA PER PRODUZIONE DI CAFFE' ESPRESSO						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	UD 99 A 000038	Data Deposito:	22/02/1999				
Nr. Brevetto:		Data Concessione:		Durata :	20 Anni	Data Scadenza:	22/02/2019
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	M2 2142 1	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	MACCHINA PER PRODUZIONE DI CAFFE' ESPRESSO						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	EP BREVETTO EUROPEO						
Nr. Domanda:	00901858.1	Data Deposito:	16/02/2000				
Nr. Brevetto:		Data Concessione:		Durata :	20 Anni	Data Scadenza:	16/02/2020
Priorità 1 :	IT UD99A000038	Data Priorità 1:	22/02/1999	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:	CH DL ES GB IT LI						
Note:							

NOTAIO IN TREVISO

Rif./Cliente: Rif./ GLP: M2 2141 1 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: MACCHINA PER PRODUZIONE DI CAFFE' ESPRESSO
Titolare: SIMAC-VETRELLA SPA
Stato: US STATI UNITI
Nr. Domanda: 09/314,039 Data Deposito: 16/02/2000
Nr. Brevetto: Data Concessione: Durata: 00 Anni Data Scadenza:
Priorità 1: IT UD99A000038 Data Priorità 1: 22/02/1999 Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto: I1 8773 0

Rif./Cliente: Rif./ GLP: I1 8773 0 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: FERRO DA STIRO
Titolare: SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 99 A 000032 Data Deposito: 18/02/1999
Nr. Brevetto: Data Concessione: Durata: 20 Anni Data Scadenza: 18/02/2019
Priorità 1: Data Priorità 1: Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto: I1 8793 0

Rif./Cliente: Rif./ GLP: I1 8793 0 Tipo Diritto: MO MODELLO ORNAMENTALE
Titolo: LAVA-ASCIUGA INSALATA E MIXER PER GELATO ELETTRICI
Titolare: SIMAC-VETRELLA SPA
Stato: IM MODELLO INTERNAZIONALE
Nr. Domanda: DM/047 157 Data Deposito: 18/02/1999
Nr. Brevetto: Data Concessione: Durata: 05 Anni Data Scadenza: 18/02/2004
Priorità 1: Data Priorità 1: Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli: CH DE FR GR IT
Note:

Rif./Cliente: Rif./ GLP: I1 9365 1 Tipo Diritto: MO MODELLO ORNAMENTALE
Titolo: LAVA-ASCIUGA INSALATA E MIXER PER GELATO ELETTRICI
Titolare: SIMAC-VETRELLA SPA
Stato: CA CANADA
Nr. Domanda: 1999-1908 Data Deposito: 04/08/1999
Nr. Brevetto: 92047 Data Concessione: 30/03/2001 Durata: 10 Anni Data Scadenza: 30/03/2011
Priorità 1: IM DM/047.157 Data Priorità 1: 18/02/1999 Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

glp
33100 UDINE - ITALIA
Tel. 0432 506388 - Fax 0432 507735
E-Mail: glp@glp.it http://www.glp.it

Rif./Cliente:		Rif./ GLP:	I1 9364 1	Tipo Diritto:	MO MODELLO ORNAMENTALE		
Titolo:	LAVA-ASCIUGA INSALATA E MIXER PER GELATO ELETTRICI						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	US STATI UNITI						
Nr. Domanda:	29/108,948	Data Deposito:	09/08/1999				
Nr. Brevetto:	D 438,051	Data Concessione:	27/02/2001	Durata :	14 Anni	Data Scadenza:	27/02/2015
Priorità 1 :	IM DM/047157	Data Priorità 1:	18/02/1999	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	I1 9366 1	Tipo Diritto:	MO MODELLO ORNAMENTALE		
Titolo:	LAVA-ASCIUGA INSALATA E MIXER PER GELATO ELETTRICI						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	JP GIAPPONE						
Nr. Domanda:	H11-021936	Data Deposito:	17/08/1999				
Nr. Brevetto:	1084151	Data Concessione:	30/06/2000	Durata :	15 Anni	Data Scadenza:	30/06/2015
Priorità 1 :	IM DM/047157	Data Priorità 1:	18/02/1999	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:		Rif./ GLP:	I1 9366 1	Tipo Diritto:	MO MODELLO ORNAMENTALE		
Titolo:	LAVA-ASCIUGA INSALATA E MIXER PER GELATO ELETTRICI						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	JP GIAPPONE						
Nr. Domanda:	H11-021938	Data Deposito:	17/08/1999				
Nr. Brevetto:	1084152	Data Concessione:	30/06/2000	Durata :	15 Anni	Data Scadenza:	30/06/2015
Priorità 1 :	IM DM/047157	Data Priorità 1:	18/02/1999	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente:	6	Rif./ GLP:	M2 1675 1	Tipo Diritto:	MO MODELLO ORNAMENTALE		
Titolo:	MIXER ELETTRICO PER GELATO						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	CA CANADA						
Nr. Domanda:	2001-0440	Data Deposito:	09/03/2001				
Nr. Brevetto:	92048	Data Concessione:	30/03/2001	Durata :	10 Anni	Data Scadenza:	30/03/2011
Priorità 1 :	IM DM/047 157	Data Priorità 1:	18/02/1999	Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Famiglia di Brevetto : I1 9127 0

Rif./Cliente:		Rif./ GLP:	I1 9127 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	ASPIRAPOLVERE A BAGNO LIQUIDO						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	UD 99 A 000117	Data Deposito:	22/06/1999				
Nr. Brevetto:		Data Concessione:		Durata :	20 Anni	Data Scadenza:	22/06/2019
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Rif./Cliente: Rif./ GLP: L2 0505 1 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: ASPIRAPOLVERE A BAGNO LIQUIDO
Titolare: SIMAC-VETRELLA SPA
Stato: EP BREVETTO EUROPEO
Nr. Domanda: 00112948.5 Data Deposito: 20/06/2000
Nr. Brevetto: Data Concessione: Durata: 20 Anni Data Scadenza: 20/06/2020
Priorità 1: IT UD99A000117 Data Priorità 1: 22/06/1999 Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli: AT BE CH CY DK DL ES FI FR GB GR IE IT LI LU MC NL PT SE
Note:

Famiglia di Brevetto: I1 9128 0

Rif./Cliente: Rif./ GLP: I1 9128 0 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: APPARECCHIO DI PULIZIA MULTIFUNZIONALE
Titolare: SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 99 A 000116 Data Deposito: 22/06/1999
Nr. Brevetto: Data Concessione: Durata: 20 Anni Data Scadenza: 22/06/2019
Priorità 1: Data Priorità 1: Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto: I1 9137 0

Rif./Cliente: Rif./ GLP: I1 9137 0 Tipo Diritto: MO MODELLO ORNAMENTALE
Titolo: APPARECCHIO DI PULIZIA
Titolare: SIMAC-VETRELLA SPA
Stato: IM MODELLO INTERNAZIONALE
Nr. Domanda: DM/051 586 Data Deposito: 22/06/1999
Nr. Brevetto: Data Concessione: Durata: 05 Anni Data Scadenza: 22/06/2004
Priorità 1: Data Priorità 1: Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli: CH DL FR GR IT
Note:

Famiglia di Brevetto: I1 9140 0

Rif./Cliente: Rif./ GLP: I1 9140 0 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: APPARECCHIO DI PULIZIA AD ASPIRAZIONE
Titolare: SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 99 A 000115 Data Deposito: 22/06/1999
Nr. Brevetto: Data Concessione: Durata: 20 Anni Data Scadenza: 22/06/2019
Priorità 1: Data Priorità 1: Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

glp
Tel. 0432 506388 - Fax 0432 507735
E-Mail: glp@glp.it http://www.glp.it

Rif./Cliente: Rif./GLP: L2 0504 1 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: APPARECCHIO DI PULIZIA AD ASPIRAZIONE
Titolare: SIMAC-VETRELLA SPA
Stato: EP BREVETTO EUROPEO
Nr. Domanda: 00112870.1 Data Deposito: 19/06/2000
Nr. Brevetto: Data Concessione: Durata: 20 Anni Data Scadenza: 19/06/2020
Priorità 1: IT UD99A000115 Data Priorità 1: 22/06/1999 Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli: AT BE CH CY DK DL ES FI FR GB GR IE IT LI LU MC NL PT SE
Note:

Famiglia di Brevetto : I1 9639 0

Rif./Cliente: Rif./GLP: I1 9639 0 Tipo Diritto: MM MODELLO MULTIPLO
Titolo: APPARECCHI DI PULIZIA E LORO COMPONENTI
Titolare: SIMAC-VETRELLA SPA
Stato: IM MODELLO INTERNAZIONALE
Nr. Domanda: DM/050 527 Data Deposito: 29/12/1999
Nr. Brevetto: Data Concessione: Durata: 05 Anni Data Scadenza: 29/12/2004
Priorità 1: Data Priorità 1: Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli: BG BX CH DL FR GR HU IT LI MC ME SI
Note:

Rif./Cliente: Rif./GLP: L2 0553 1 Tipo Diritto: MM MODELLO MULTIPLO
Titolo: APPARECCHI DI PULIZIA E LORO COMPONENTI
Titolare: SIMAC-VETRELLA SPA
Stato: ES SPAGNA
Nr. Domanda: 148748 Data Deposito: 22/06/2000
Nr. Brevetto: 148748 Data Concessione: 22/06/2001 Durata: 20 Anni Data Scadenza: 22/06/2021
Priorità 1: IM DM/050 527 Data Priorità 1: 29/12/1999 Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: Rif./GLP: L2 0555 1 Tipo Diritto: MM MODELLO MULTIPLO
Titolo: APPARECCHI DI PULIZIA E LORO COMPONENTI
Titolare: SIMAC-VETRELLA SPA
Stato: GB GRAN BRETAGNA
Nr. Domanda: 2093818 Data Deposito: 28/06/2000
Nr. Brevetto: 2093818 Data Concessione: 11/07/2000 Durata: 25 Anni Data Scadenza: 29/12/2024
Priorità 1: IM DM/050 527 Data Priorità 1: 29/12/1999 Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: Rif./GLP: L2 0555 1 Tipo Diritto: MM MODELLO MULTIPLO
Titolo: APPARECCHI DI PULIZIA E LORO COMPONENTI
Titolare: SIMAC-VETRELLA SPA
Stato: GB GRAN BRETAGNA
Nr. Domanda: 2093817 Data Deposito: 28/06/2000
Nr. Brevetto: 2093817 Data Concessione: 11/07/2000 Durata: 25 Anni Data Scadenza: 29/12/2024
Priorità 1: IM DM/050 527 Data Priorità 1: 29/12/1999 Priorità 2: Data Priorità 2:
Priorità 3: Data Priorità 3: Priorità 4: Data Priorità 4:
Diritti Multipli:
Note:

E-Mail: glp@glp.it http://www.glp.it

Rif./Cliente: | Rif./ GLP: L2 0555 1 | Tipo Diritto: MM MODELLO MULTIPLO
Titolo: APPARECCHI DI PULIZIA E LORO COMPONENTI
Titolare: SIMAC-VETRELLA SPA
Stato: GB GRAN BRETAGNA
Nr. Domanda: 2093816 | Data Deposito: 28/06/2000
Nr. Brevetto: 2093816 | Data Concessione: 11/07/2000 | Durata: 25 Anni | Data Scadenza: 29/12/2024
Priorità 1: IM DM/050 527 | Data Priorità 1: 29/12/1999 | Priorità 2: | Data Priorità 2:
Priorità 3: | Data Priorità 3: | Priorità 4: | Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: | Rif./ GLP: L2 0554 1 | Tipo Diritto: MM MODELLO MULTIPLO
Titolo: APPARECCHI DI PULIZIA E LORO COMPONENTI
Titolare: SIMAC-VETRELLA SPA
Stato: PT PORTOGALLO
Nr. Domanda: 29 782 | Data Deposito: 28/06/2000
Nr. Brevetto: | Data Concessione: | Durata: 25 Anni | Data Scadenza: 28/06/2025
Priorità 1: IM DM/050 527 | Data Priorità 1: 29/12/1999 | Priorità 2: | Data Priorità 2:
Priorità 3: | Data Priorità 3: | Priorità 4: | Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto : I1 9878 0

Rif./Cliente: | Rif./ GLP: I1 9878 0 | Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: DISPOSITIVO FILTRAZIONE ED ABBATTIMENTO PARTICELLE ...
Titolare: SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 2000 A 000018 | Data Deposito: 01/02/2000
Nr. Brevetto: | Data Concessione: | Durata: 20 Anni | Data Scadenza: 01/02/2020
Priorità 1: | Data Priorità 1: | Priorità 2: | Data Priorità 2:
Priorità 3: | Data Priorità 3: | Priorità 4: | Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto : L2 0989 0

Rif./Cliente: | Rif./ GLP: L2 0989 0 | Tipo Diritto: MU MODELLO DI UTILITA'
Titolo: APPARECCHIO DI PULIZIA A BAGNO LIQUIDO
Titolare: SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 2000 U 000049 | Data Deposito: 06/10/2000
Nr. Brevetto: | Data Concessione: | Durata: 10 Anni | Data Scadenza: 06/10/2010
Priorità 1: | Data Priorità 1: | Priorità 2: | Data Priorità 2:
Priorità 3: | Data Priorità 3: | Priorità 4: | Data Priorità 4:
Diritti Multipli:
Note:

glp
33100 UDINE - ITALIA
Tel. 0432 506388 - Fax 0432 507735
E-Mail: glp@glp.it http://www.glp.it

Rif./Cliente: | Rif./GLP: M2 2349 1 | Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: APPARECCHIO DI PULIZIA A BAGNO LIQUIDO
Titolare: SIMAC-VETRELLA SPA
Stato: EP BREVETTO EUROPEO
Nr. Domanda: 01123823.5 | Data Deposito: 05/10/2001
Nr. Brevetto: | Data Concessione: | Durata: 20 Anni | Data Scadenza: 05/10/2021
Priorità 1: IT UD2000U000049 | Data Priorità 1: 06/10/2000 | Priorità 2: | Data Priorità 2:
Priorità 3: | Data Priorità 3: | Priorità 4: | Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto: L2 1299 0

Rif./Cliente: | Rif./GLP: L2 1299 0 | Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: BOCCHETTA ASPIRAZIONE X APPARECCHIATURE DI PULIZIA...
Titolare: SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 2001 A 000008 | Data Deposito: 15/01/2001
Nr. Brevetto: | Data Concessione: | Durata: 20 Anni | Data Scadenza: 15/01/2021
Priorità 1: | Data Priorità 1: | Priorità 2: | Data Priorità 2:
Priorità 3: | Data Priorità 3: | Priorità 4: | Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: | Rif./GLP: M2 1704 1 | Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: BOCCHETTA DI ASPIRAZIONE X APPARECCHIATURE DI PULIZIA..
Titolare: SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 2001 A 000069 | Data Deposito: 11/04/2001
Nr. Brevetto: | Data Concessione: | Durata: 20 Anni | Data Scadenza: 11/04/2021
Priorità 1: | Data Priorità 1: | Priorità 2: | Data Priorità 2:
Priorità 3: | Data Priorità 3: | Priorità 4: | Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: | Rif./GLP: M2 1802 1 | Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: BOCCHETTA ASPIRAZIONE X APPARECCHIATURE DI PULIZIA...
Titolare: SIMAC-VETRELLA SPA
Stato: EP BREVETTO EUROPEO
Nr. Domanda: 01111748.8 | Data Deposito: 15/05/2001
Nr. Brevetto: | Data Concessione: | Durata: 20 Anni | Data Scadenza: 15/05/2021
Priorità 1: IT UD2001A000008 | Data Priorità 1: 15/01/2001 | Priorità 2: IT UD2001A000069 | Data Priorità 2: 11/04/2001
Priorità 3: | Data Priorità 3: | Priorità 4: | Data Priorità 4:
Diritti Multipli:
Note:

Rif./Cliente: | Rif./GLP: M2 1801 1 | Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: BOCCHETTA ASPIRAZIONE X APPARECCHIATURE DI PULIZIA...
Titolare: SIMAC-VETRELLA SPA
Stato: US STATI UNITI
Nr. Domanda: 09/855,530 | Data Deposito: 10/05/2001
Nr. Brevetto: | Data Concessione: | Durata: 00 Anni | Data Scadenza:
Priorità 1: IT UD2001A000008 | Data Priorità 1: 15/01/2001 | Priorità 2: IT UD2001A000069 | Data Priorità 2: 11/04/2001
Priorità 3: | Data Priorità 3: | Priorità 4: | Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto : M2 1935 0

Rif./Cliente: Rif./ GLP: M2 1935 0 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: DISP.DI ASPIRAZIONE A BAGNO LIQUIDO E RELATIVO METODO...
Titolare : SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 2001 A 000107 Data Deposito: 15/06/2001
Nr. Brevetto: Data Concessione: Durata : 20 Anni Data Scadenza: 15/06/2021
Priorità 1 : Data Priorità 1: Priorità 2 : Data Priorità 2:
Priorità 3 : Data Priorità 3: Priorità 4 : Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto : M2 2174 0

Rif./Cliente: Rif./ GLP: M2 2174 0 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: DISPOSITIVO E METODO PER DETERMINARE LA QUANTITA' ...
Titolare : SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 2001 A 000159 Data Deposito: 02/10/2001
Nr. Brevetto: Data Concessione: Durata : 20 Anni Data Scadenza: 02/10/2021
Priorità 1 : Data Priorità 1: Priorità 2 : Data Priorità 2:
Priorità 3 : Data Priorità 3: Priorità 4 : Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto : M2 2311 0

Rif./Cliente: Rif./ GLP: M2 2311 0 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: DISP.INNESTO X COLLEGARE FRA LORO DUE CONDOTTI, ...
Titolare : SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 2001 A 000160 Data Deposito: 03/10/2001
Nr. Brevetto: Data Concessione: Durata : 20 Anni Data Scadenza: 03/10/2021
Priorità 1 : Data Priorità 1: Priorità 2 : Data Priorità 2:
Priorità 3 : Data Priorità 3: Priorità 4 : Data Priorità 4:
Diritti Multipli:
Note:

Famiglia di Brevetto : M2 2478 0

Rif./Cliente: Rif./ GLP: M2 2478 0 Tipo Diritto: BI BREVETTO PER INVENZIONE
Titolo: APPARECCHIATURA PER STIRATURA
Titolare : SIMAC-VETRELLA SPA
Stato: IT ITALIA
Nr. Domanda: UD 2001 A 000212 Data Deposito: 17/12/2001
Nr. Brevetto: Data Concessione: Durata : 20 Anni Data Scadenza: 17/12/2021
Priorità 1 : Data Priorità 1: Priorità 2 : Data Priorità 2:
Priorità 3 : Data Priorità 3: Priorità 4 : Data Priorità 4:
Diritti Multipli:
Note:

glp
33100 UDINE - ITALIA
Tel. 0432 506388 - Fax 0432 507735
E-Mail: glp@glp.it http://www.glp.it

Famiglia di Brevetto : M2 2540 0

Rif./Cliente:		Rif./ GLP:	M2 2540 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE	
Titolo:	PROC. PER LA PRODUZIONE DI UNA CALDAIA PER GENERARE ...					
Titolare :	SIMAC-VETRELLA SPA					
Stato:	IT ITALIA					
Nr. Domanda:	UD 2002 A 000026	Data Deposito:	05/02/2002			
Nr. Brevetto:		Data Concessione:		Durata :	20 Anni	Data Scadenza: 05/02/2022
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:
Diritti Multipli:						
Note:						

Famiglia di Brevetto : M2 2612 0

Rif./Cliente:		Rif./ GLP:	M2 2612 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE	
Titolo:	CONTENITORE PER IMBALLARE OGGETTI E METODO ...					
Titolare :	SIMAC-VETRELLA SPA					
Stato:	IT ITALIA					
Nr. Domanda:	UD 2001 A 000217	Data Deposito:	20/12/2001			
Nr. Brevetto:		Data Concessione:		Durata :	20 Anni	Data Scadenza: 20/12/2021
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:
Diritti Multipli:						
Note:						

Famiglia di Brevetto : M2 2613 0

Rif./Cliente:		Rif./ GLP:	M2 2613 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE	
Titolo:	PROC. PER LA FABBRICAZIONE DI UN GUSCIO ...					
Titolare :	SIMAC-VETRELLA SPA					
Stato:	IT ITALIA					
Nr. Domanda:	UD 2002 A 000007	Data Deposito:	17/01/2002			
Nr. Brevetto:		Data Concessione:		Durata :	20 Anni	Data Scadenza: 17/01/2022
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:
Diritti Multipli:						
Note:						

Famiglia di Brevetto : N2 3171 0

Rif./Cliente:		Rif./ GLP:	N2 3171 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE	
Titolo:	DISPOSITIVO DI FILTRAGGIO X ASPIRAPOLVERE					
Titolare :	SIMAC-VETRELLA SPA					
Stato:	IT ITALIA					
Nr. Domanda:	UD 2002 A 000151	Data Deposito:	05/07/2002			
Nr. Brevetto:		Data Concessione:		Durata :	20 Anni	Data Scadenza: 05/07/2022
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:
Diritti Multipli:						
Note:						

GIANCARLO NOTAIO IN TREVISO ADA DI

glp
Tel. 0432 506388 - Fax 0432 507735
E-Mail: glp@glp.it http://www.glp.it

Famiglia di Brevetto : N2 3172 0

Rif./Cliente:		Rif./ GLP:	N2 3172 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	DISP. DI FILTRAGGIO PER ASPIRAPOLVERE						
Titolare:	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	UD 2002 A 000152	Data Deposito:	05/07/2002				
Nr. Brevetto:		Data Concessione:		Durata :	20 Anni	Data Scadenza:	05/07/2022
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Famiglia di Brevetto : N2 3173 0

Rif./Cliente:		Rif./ GLP:	N2 3173 0	Tipo Diritto:	BI BREVETTO PER INVENZIONE		
Titolo:	CONNETTORE PER ASPIRAPOLVERE						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	IT ITALIA						
Nr. Domanda:	UD 2002 A 000150	Data Deposito:	04/07/2002				
Nr. Brevetto:		Data Concessione:		Durata :	20 Anni	Data Scadenza:	04/07/2022
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:							
Note:							

Famiglia di Brevetto : N2 3177 0

Rif./Cliente:		Rif./ GLP:	N2 3177 0	Tipo Diritto:	MM MODELLO MULTIPLO		
Titolo:	SPAZZOLA PER APPARECCHI DI PULIZIA						
Titolare :	SIMAC-VETRELLA SPA						
Stato:	IM MODELLO INTERNAZIONALE						
Nr. Domanda:	DM/059 983	Data Deposito:	16/05/2002				
Nr. Brevetto:		Data Concessione:		Durata :	05 Anni	Data Scadenza:	16/05/2007
Priorità 1 :		Data Priorità 1:		Priorità 2 :		Data Priorità 2:	
Priorità 3 :		Data Priorità 3:		Priorità 4 :		Data Priorità 4:	
Diritti Multipli:	BX CH DE FR GR HU IT SI						
Note:							

Comune di Gorgo al Monticano

(Provincia di Treviso)

Urbanistica - Edilizia Privata

IL RESPONSABILE DEL SERVIZIO

Visti gli atti d'ufficio;
Visto l'art. 18 della Legge 28.02.1985, n. 47,

ATTESTA

che la destinazione urbanistica dell'immobile così censito in catasto è la seguente:
Comune di Gorgo al Monticano

Foglio 14°

Mapp. 50, 668, 669, 670, 853, 897, 907, 909, 915, 917, 919, 922, 953, 955, 957, 959, 961 zona produttiva D1/1

per il vigente Piano Regolatore Generale;

Art. 30 - Zone territoriali omogenee di tipo "D": Norme Generali.

Le zone devono essere esclusivamente destinate ad edifici a carattere industriale - artigianale - commerciale - agroindustriale - aggregazioni turistiche ricettive con esclusione di quelli che, a giudizio della Amministrazione Comunale, dovessero per qualsiasi motivo recare molestia o essere comunque pregiudizievoli alle zone residenziali limitrofe.
In queste zone e' consentita la costruzione di attivita' connesse al settore secondario e terziario quali:
- uffici, laboratori per studi e ricerche, soggiorni diurni per persone che per necessita' debbano risiedere entro i limiti dei complessi produttivi.
Sono altresi' ammessi i locali per la permanenza notturna del personale di sorveglianza.
E' ammessa la costruzione di un alloggio per il personale di sorveglianza o per il titolare delle attivita' che deve essere di norma inserito nel corpo dell'edificio principale e avere i seguenti requisiti:

- cubatura massima: mc. 500;
- ingresso indipendente da quello dell'attivita';
- una superficie contigua di almeno 300 mq. mantenuta a giardino, fatto salvo comunque il rispetto di maggiori standards previsti negli articoli successivi.

Sono ammesse soluzioni diverse per interventi di particolare impegno architettonico, fermi restando gli indici relativi alla cubatura massima ammissibile per l'alloggio del personale.
Sono consentiti, inoltre, edifici inerenti ad attrezzature per il tempo libero, l'assistenza ed il ristoro degli addetti.

Ad ogni attivita' che si insedia in queste zone devono essere assicurate la disponibilita' di acqua potabile e gli allacciamenti a rete in generale, mentre non sono consentiti gli scarichi di residui, solidi, liquidi, gassosi di qualsiasi specie che risultino inquinanti per l'uomo e l'ambiente secondo le disposizioni di legge in materia.
Prima del rilascio della concessione edilizia dovra' essere presentato l'eventuale progetto di trattamento e di smaltimento dei rifiuti che non siano assimilabili agli urbani ai sensi del D.P.R. 10 sett. 1982 n. 915.
Si prescrive un'adeguata quinta alberata nei punti di contatto tra le zone residenziali e quelle produttive per la protezione da eventuali inquinamenti acustici ed atmosferici.

Il P.R.G. suddivide le zone "D" in quattro sottozone D1, D2, D3, D5 con le seguenti destinazioni specifiche ammesse:

Zona D1

1) Attivita' artigianali ed industriali
2) Impianti specifici relativi all'espletamento delle attivita' di cui al punto 1.
3) Attrezzature e impianti di servizio ai lotti.
4) Uffici, magazzini, depositi in relazione alle esigenze dell'attivita', esercizi pubblici.
5) Casa del custode.

Zona D2

1) Esercizi di vicinato, pubblici esercizi, medie strutture di vendita, centri commerciali;
2) Gli impianti specifici relativi all'espletamento delle attività di cui al punto 1.
3) Palestre private
4) Studi professionali, uffici pubblici e privati, ambulatori, istituti di credito, agenzie e circoli privati.
5) Laboratori e magazzini artigianali.
6) Autorimesse.
7) Residenze per il personale di sorveglianza o per il titolare delle attività di cui ai punti precedenti.

Zona D3

1) Attivita' ricettive, alberghiere ed extraalberghiere
2) Esercizi pubblici con o senza spettacoli o trattenimenti pubblici
3) Residenze per il personale di sorveglianza o per il titolare delle attività di cui ai punti precedenti.

Zone D5

1) Aree per impianti obsoleti o dichiarati in sede impropria (art. 30/5 L.R. 61/85)

Art. 31 - Zone produttive - D1 -

Zone produttive per insediamenti artigianali, industriali , magazzini e ad essi assimilabili, con le destinazioni specifiche di cui all'art. precedente.
Oltre alle norme di cui all'articolo precedente valgono le seguenti norme:

Superfici coperte:
a) fino al 50% della S.F. del lotto (con intervento diretto).
b) fino al 60% della S.F. del lotto (con intervento preventivo)

Altezze: altezza massima 7,50 ml., con esclusione delle strutture tecnologiche;

Distanze:
con intervento diretto:
- dai confini = ml. 5,00 (oppure a confine previo progetto unitario col confinante)
- dalle strade = ml. 7,50 o allineamento alle preesistenze ove individuato dal P.R.G..
- dai fabbricati: mt. 10.00

con intervento preventivo:
- secondo norme di attuazione dello strumento urbanistico attuativo.

Parcheggi:
- secondo gli indici dell'art. 25 della legge 61/85 per quanto interagenti alle norme del D.M. 2.3.68, n. 1444, art. 5.

Verde:
intervento diretto: e' ammessa la monetizzazione.
intervento preventivo: secondo le norme del D.M. 2.3.68 n. 1444 e dell'art. 25 della legge 61/85.

Lotto minimo:
secondo le esigenze produttive, ma comunque non inferiore ai 1500 mq.

Indice di utilizzazione fondiaria Uf = 0,70 mq./mq.

Si rilascia in carta legale su richiesta dell'interessato SIMAC VETRELLA SPA del 17.06.2002, per gli usi consentiti dalla legge.

Gorgo al Monticano, lì 18 giugno 2002

COMUNE DI GORGO AL MONTICANO (Treviso)

p. IL RESPONSABILE DEL SERVIZIO
IL SEGRETARIO COMUNALE
Dott.ssa NAPOLITANO MARIARITA

COMUNE DI PIANIGA

(PROVINCIA DI VENEZIA)

NOT. STIZ DOTT. ADA - TREVISO

ALLEGATO	N° REPERTORIO	N° FASCICOLO
N	75898	17161

Piazza San Martino, 1
Tel. 041/5196286 Fax 041/469460

- UFFICIO URBANISTICA -

P.IVA 01654230273
C.F. 90000660275

PROT. N. 10398

Li, 11 LUG. 2002

CERTIFICATO DI DESTINAZIONE URBANISTICA
ai sensi dell'art. 18 della Legge 28/02/85 N. 47

I L RESPONSABILE DELL'UFFICIO / SERVIZIO

Vista la richiesta del **Dr. MELO' DARIO in qualità di Amministratore Delegato della Società SIMAC-VETRELLA S.p.A.** con la relativa documentazione allegata, acquisita agli atti del Comune il 27/06/02, prot. n. 10153;

Visto l'art. 18 della Legge 28/02/1985, N. 47;

Visto il Piano Regolatore Generale e le relative Norme Tecniche di Attuazione (N.T.A.), entrato in vigore il 05/04/1998 e successive varianti;

Visto in particolare gli art.1 e 2 delle N.T.A. Vigenti;

Visto l'art.6 della legge 15/05/97, n.127

CERTIFICA

che l'area descritta in COMUNE DI PIANIGA al Foglio n. 13 - mappali: 25, 71, 196 e 200

ricade nel P.R.G. Vigente in Zona: PRODUTTIVA "D1/21" PER ATTIVITA' ARTIGIANALI/INDUSTRIALI PARZIALMENTE IN FASCIA DI RISPETTO DELLA STRADA;

che gli interventi urbanistici-edilizi nella suddetta area devono rispettare le prescrizioni del P.R.G. Vigente; in particolare, le disposizioni degli artt. 9, 10, 11 e 17 delle N.T.A. del P.R.G. Vigente, dettanti la principale disciplina di Zona e tutte le disposizioni discendenti dalle Leggi statali, regionali e regolamenti in vigore.

IL RESPONSABILE DELL'UFFICIO
(Arch. VELARDI ANTONIO)

COMUNE DI PIANIGA VENEZIA

0 H5899 | 17161

COMUNE DI CANDIOLO

Provincia di Torino

Provincia di Torino – P.zza R.Sella n.1 - Cap. 10060
Sito internet: www.comune.candiolo.torino.it

CERTIFICATO DI DESTINAZIONE URBANISTICA N°..14/02

Il Responsabile dell'Ufficio Tecnico Comunale

Vista l'istanza presentata in data 18 giugno 2002 prot.n. 6568, trasmessa dal Sig. Brunetti Gianpiero in nome e per conto di ARIAGEL Spa, con sede in Candiolo, Via Simonis nr.8 , tendente ad ottenere il rilascio di certificato di destinazione urbanistica relativo ad immobili posti in questo Comune ;

Vista l'approvazione della Variante n.2 con deliberazione di Giunta Regionale del 24.09.2001 n.5-3971 (avviso di pubblicazione del 3 ottobre 2001 sul B.U.R).

Vista la Legge Regionale n. 19 del 8 luglio 1999 , art.5 ;

Richiamato l'art.49 del D.lvo n.267/2000

Certifica

Ai sensi dell'art.18 della legge 28.02.1985 n.47 , che i terreni di seguito elencati ricadono nelle seguenti aree territoriali :

Foglio	Mappali nn.	Vigente P.R.G.C.
4	97-29	Area denominata "S31" ai sensi art 25 NTA
4	106-105-31-111-170	Fascia di rispetto ai sensi art.12 NTA
4	104-110-109-108-27-107	Area denominata "I1a" ai sensi art.21- e scheda n.61
4	74-32-26-25-103	Area ricadente parte in zona "I1a" e parte in " Fascia di rispetto"

Le zone I1a e S31 sono gravate dalla fascia di rispetto della Ferrovia.

Il presente certificato conserva validità per un anno dalla data di rilascio , sé non siano intervenute modificazioni degli strumenti urbanistici.

Il presente certificato viene rilasciato in carta resa legale per uso atto pubblico.

Allegati : Tabella di zona I1a
Artt. 12-21-25 Nta

Candiolo, lì 26 GIU. 2002

Il Responsabile dell'Ufficio Tecnico Comunale
(Giancarlo Geom.Peretti)

Dette fasce , indicate in cartografia con apposita simbologia, individuano le porzioni di territorio nelle quali :

- non è consentita l'edificazione di manufatti di qualsiasi genere se non a servizio degli impianti da proteggere;

- è consentita l'autorizzazione agli interventi di cui alla lettera A), B), C), D), del prec. art.8 esclusivamente per edifici esistenti. In caso di intervento di tipo E (ristrutturazione urbanistica) il nuovo tessuto urbano dovrà tenere conto delle suddette fasce di rispetto.

Limitatamente alla fascia di rispetto della Ferrovia , sono fatti salvi i disposti di cui alle deroghe previste dall'art.60 D.P.R. 11 Luglio 1980 n. 753 , fermo restando il rispetto del punto 12/e secondo capoverso.

Art. 13 - Misurazione delle distanze

1. Fermo quanto disposto dall'art. 12 delle presenti norme di attuazione la distanza intercorrente fra il fabbricato e le sedi stradali e ferroviarie, alvei di torrenti e canali idrici, viene misurata nel seguente modo :

A) sedi stradali :
la distanza viene misurata in senso perpendicolare dal ciglio della strada fino alla proiezione ortogonale del fabbricato esclusi gli aggetti fino a mt. 1,40 sul suolo, fermo restando che gli aggetti non potranno invadere la sede stradale.

B) sedi ferroviarie :
la distanza viene misurata dalla rotaia più vicina all'edificio fino alla proiezione ortogonale sul terreno del fabbricato, esclusi gli aggetti fino a mt. 1,40 e comunque nel rispetto del D.P.R. 11.7.1980 n. 753 ;

C) alvei di torrenti e/o canali :

a. La distanza viene misurata dalla linea dell'argine più vicina alla parete del fabbricato ; nel caso di canali artificiali , la distanza è considerata a partire da mt. 1 dalla linea di massimo ingombro del manufatto.

b. Si intende per linea dell'argine la linea di declivio più vicina del terreno oppure (ove ve ne fossero) dallo spigolo superiore più lontano dall'acqua dei muri di sostegno, o dal margine verticale di massimo ingombro di manufatti di incanalamento.

2. Sia le distanze enunciate nel presente articolo che quelle enunciate all' art. 12 delle presenti norme di attuazione, devono essere misurate in proiezione orizzontale normali alle linee esterne di ciglio , rotaia, declivio, confine, edificio.

3. Nel caso l'aggetto (non formante cubatura) superi la misura di mt.1,40, la distanza della parete esterna dell'edificio deve essere maggiorata della misura eccedente mt.1,40. Per aggetti formanti cubatura , come per le altre strutture poggiate a terra, vale la proiezione del loro massimo ingombro sul piano 0,00 di riferimento.

REGIONE PIEMONTE

8) Nelle aree per attività produttive (Zone I), nelle aree agricole e lungo le strade di tipo rurale (vicinali, consortili e poderali) non classificate di tipo "F" del Nuovo Codice della Strada, la distanza minima da osservarsi è di mt.5 dall'asse stradale, di mt. 3.00 dal ciglio stradale e comunque di mt. 1.00 del ciglio superiore di fossi colatori o d'irrigazione (Vedi art. 12 f) punti g-h).

9) Eventuali recinzioni lungo la Bealera o Rio Mulino o Rio Gambrero non potranno essere realizzate in muratura cieca o dotate di zoccoli ad eccezione dei tratti del corso d'acqua non a cielo libero e dovranno essere poste alle seguenti distanze minime dal ciglio superiore degli argini :
- mt. 5.00 fuori dal centro residenziale
- mt. 1.00 nel centro residenziale . Qualora la Bealera non sia a cielo libero, il confinante può chiedere l'autorizzazione alla costruzione della recinzione nella fascia di rispetto di mt. 1.00 di cui sopra con l'impegno dello stesso privato nei confronti del Comune a consentire il passaggio per manutenzioni e impianti e, se necessario, a rimuovere il manufatto , senza alcuna pretesa di indennizzo.

10) Generalmente le recinzioni potranno essere realizzate anche nelle fasce di rispetto di cui al precedente art. 12, alla distanza dal ciglio stradale prescritta dal PRG o superiore se richiesto dall'Ente Proprietario solo con l'impegno del privato nei confronti dello stesso Ente alla demolizione senza indennizzo del manufatto in casi di modificazione della sede stradale, da far valere con atto d'impegno.

11) Le recinzioni verso strade pubbliche possono essere dotate di copertura e pensiline sugli accessi carrai e pedonali purché il filo esterno di tali aggetti sia allineato sul filo esterno della recinzione continua e con altezza libera non inferiore a mt. 2,50.

12) I cancelli di accesso carraio dovranno essere arretrati di almeno mt, 4,00 dal ciglio stradale e secondo il Codice della Strada. Tale prescrizione non è obbligatoria sui fronti di strade locali esistenti e non interessate da elevato traffico; in ogni caso dovranno essere previsti smussi laterali a 45° con lato di almeno mt. 1,50.

13) Le recinzioni di aree verdi di pertinenza di abitazioni o servizi pubblici possono
essere eseguite con arbusti e siepi di altezza non superiore a mt. 1,20 dal piano marciapiede o, in assenza, dal piano stradale, e comunque arretrate di almeno mt. 1,50 dal ciglio esterno della strada. (vedere Art.36)

Art. 21 Zone Produttive e Ricettive (I e IA)

1. Le zone produttive sono prevalentemente destinate ad edifici ed attrezzature per l'attività industriale, artigianale e terziaria.

2. La zona IA di nuovo impianto è destinata ad albergo e ad attività di servizio ed attrezzature complementari all'insediamento alberghiero, al verde pubblico e privato attrezzato, l'intervento di nuovo impianto ed il reperimento delle aree per il rispetto degli standards di cui all'art. 21 punto 3 della Lur 56/77 ss.mm.ii.

Tra le attrezzature cimiteriali sono comprese le piccole costruzioni per la vendita di fiori ed oggetti per il culto e l'onoranza dei defunti, da ubicare sul Piazzale esterno del Cimitero. La superficie lorda di pavimento massima di caduna costruzione non può essere superiore a 20 mq. ed il rapporto di copertura non potrà superare il 10% del Piazzale esterno del Cimitero. L'altezza totale di tali costruzioni non può essere superiore ai mt. 3.00. Ogni costruzione dovrà essere dotata di acqua corrente ed idonei servizi igienici.

Art. 25 Zone per servizi pubblici (S)

1. Tali zone individuate nelle Tav. n.2V, 3V e 4V della Variante 2 al P.R.G.C. ed alla Tav. 5 del P.R.G.C. vigente con apposita simbologia (S), sono destinate ad attrezzature ed impianti pubblici e di uso pubblico di cui ai punti 1- 2 e 3 dell'Art. 21 L.U.R. 56/77 e ss.mm.ii.

2. L'attuazione di tali zone può avvenire mediante Piani Tecnici Esecutivi di opere pubbliche di cui all'art.47 L.U.R. n.56/77 e successive modificazioni ed integrazioni ovvero mediante S.U.E. di iniziativa pubblica.

3. Le aree previste a servizi in tutte le zone per cui è prescritto lo S.U.E. (100%delle Slp per la zona la, 33,3 mq/abitanti per le zone T, 20% della Superficie Territoriale nelle zone I di nuovo impianto o 10% della Superficie Territoriale nelle Zone I già edificate, (come evidenziato nelle singole Tabelle), potranno , in sede di S.U.E. , subire modificazioni planimetriche o rilocalizzazione all'interno dell'intervento pur mantenendo le dimensioni complessive previste dallo strumento urbanistico generale.

4. L'applicazione dell'ultimo comma dell'art. 21 della L.U.R. 56/77 ss.mm.ii., è ammessa fino ad un massimo del 30% delle superfici destinate a servizi pubblici (standard) dal P.R.G.C.

5. Con riferimento alla zona a servizi S22 (Pozzo di captazione dell'acquedotto comunale) nella fascia di rispetto di mt. 200 di cui al D.P.R. 236/88 , è consentita l'attuazione del P.E.C. in vigore (ex zona T9 del P.R.G.C. ed ora B29 secondo la presente variante) così come l'attuazione della parte residua individuata e classificata come T9 dalla variante in parola, in conformità del parere favorevole espresso in data 17.3.1997 dalla U.S.L. 8 su richiesta del Comune di Candiolo.

6. Con riferimento alla zona S17 (Villa di Montpascal) , fra le modalità d'intervento di cui all'art.25 delle N.T.A. , sono inseriti il P.E.C. , il P.d.R di iniziativa privata e la Concessione Convenzionata per gli interventi di cui alle lettere D) ed E) dell'Art.8 delle presenti N.T.A. . Non sono comunque ammessi interventi edilizi volti ad inglobare in un unico fabbricato l'edificio principale, avente valore documentario e storico ai sensi dell' Art. 24 della L.U.R. 56/77 , con la ex tettoia (palestra) , ciò al fine di conservare un adeguato rapporto tra il verde e l'edificio principale, al quale viene attribuito valore ambientale .

7. Con riferimento alle zone S15 (oratorio) ed S 20 (Chiesa Parr.) fra le modalità d'intervento sono inseriti il P.E.C. il P.d.R. di libera iniziativa e la concessione convenzionata per gli interventi di cui alle lettere D) ed E) dell'Art. 8 delle N.T.A.



Comune di CANDIOLO - Tabella di zona n.61 (*)

Zona I 1-a

A) *Stato di fatto*

Superficie territoriale mq	Superficie cop. Esistente mq.	Rapp. di copertura Territoriale	Destinazione d'uso
18.873	12.761	67%	industriale

B) *Prescrizioni di PRG:*

Destinazione d'uso:	produttiva ex art. 21 delle NdA
Tipo di intervento:	a). b). c). d), e). f), g). h). i) di cui all'art. 8 delle NdA
Modalità attuative:	SUE per interventi di nuovo impianto (lettera g): CE convenzionata ex art. 49 della LUR 56/77 per gli interventi di cui alle lettere d) . e). f). h).
h max:	11 mt.
Rapp. di cop. territ. max:	esistente
Standard:	10% della sup. fondiaria

C) *Prescrizioni particolari di zona:*

1) In sede di SUE o di C.E. convenzionata, dovrà essere prevista la realizzazione della ciclopista e la sistemazione del canale del Molino.
2) Recupero funzionale ed edilizio dell'ex Molino Petrinetti con interventi fino alla ristrutturazione edilizia di tipo B della Circ. Regionale Piemonte 5/SG/URB del 27.4.1984, mediante Piano di recupero.
3) Eventuale recupero (a mezzo di Piano di recupero) dei volumi esistenti (come pertinenza dell'attività produttiva, purché compatibile con la vicina zona residenziale) entro la fascia di rispetto con possibilità di una loro rilocalizzazione in un nuovo fabbricato all'interno della fascia stessa, con un arretramento di almeno mt. 10 dalle zone urbanistiche confinanti.

(*) Tabella di zona oggetto della Var...

Certifico io dr. ADA STIZ Notaio in Treviso ed iscritto nel Ruolo del Distretto NOtarile di Treviso che la presente copia fotostatica costituisce copia conforme dell'allegato "I" al mio atto in data 1 agosto 2002 REP. N. 75898.

Treviso, lì 1 agosto 2002

La presente copia estesa su n. 2 fogli ...

è conforme all'originale mio atto ed unito allegato

si rilascia ... per la parte

Treviso ... 17 agosto 2002